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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

SPECIAL REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the date of October 1, 2002

Centerpulse Ltd.
(Translation of registrant's name into English)

Andreasstrasse 15
CH-8050 Zurich
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒ Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐  No  ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .)

Explanatory Note

Centerpulse Ltd. (formerly Sulzer Medica Ltd.) (the "Company" and, together with its directly and indirectly owned subsidiaries, "Centerpulse"), in light of (i) a change in the way it classifies its divisions; (ii) new management appointments; (iii) a capital increase of CHF 54,672,240 nominal, for a gross aggregate offer price of CHF 255 million (of which the Company expects to receive net CHF 237 million) (the "Capital Increase"); (iv) announcement to divest its Cardiovascular Division, including its September 3, 2002 announcement to sell its Sulzer IntraTherapeutics Inc. subsidiary to Microvena Corporation (also known as ev3, Inc.); and (v) entrance into a bank facility commitment on September 13, 2002 with senior credit funding in an aggregate amount of up to $635 million (the "Senior Credit Facility") hereby announces revised financial information and other additional information to the Securities and Exchange Commission. The funds from the Capital Increase and the Senior Credit Facility will be used to fund its payment obligations under a settlement agreement (the "Settlement Agreement") which was entered into by Centerpulse on March 13, 2002 with a settlement class of U.S. citizens and residents in connection with recalled InterOp™ acetabular shells and withdrawn tibial base plates produced by the Company's subsidiary Sulzer Orthopedics Inc. in Austin, Texas, and otherwise relating to litigation in connection with such products (the "Implant Litigation").

In this respect, attached are (i) a description of the proposed funding of the implant litigation; (ii) a description of certain indebtedness; (iii) Centerpulse's Operating and Financial Review and Prospects; (iv) Unaudited Condensed Consolidated Financial Statements for Centerpulse Ltd. (formerly Sulzer Medica Ltd.) for the six-month periods ended June 30, 2001 and 2002; and (v) Consolidated Financial Statements of Centerpulse Ltd. (formerly Sulzer Medica Ltd.) for the years ended December 31, 2001 and 2000.

The Consolidated Financial Statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this release, have been audited by PricewaterhouseCoopers Ltd., independent accountants, as stated in their report appearing herein. With respect to the Unaudited Condensed Consolidated Financial Statements of the Company for the six-month periods ended June 30, 2002 and 2001 included in this Offering Circular, PricewaterhouseCoopers Ltd. reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated September 24, 2002 appearing herein, states that they did no audit and they do not express an opinion on the unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied.

This release is not intended to be an update or restatement of Centerpulse's Form 20-F.

Centerpulse Ltd. hereby incorporates this Report on Form 6-K by reference into the Registration Statements on Form S-8, No. 33-8300, No. 333-76280 and No. 333-85388.

Funding the Implant Litigation

In order to satisfy its obligations under the Settlement Agreement and otherwise relating to the Implant Litigation, and in addition to the Capital Increase, the Company has entered into a fully underwritten commitment with UBS AG, subject to certain conditions, for the Senior Credit Facility providing loans in an aggregate amount of up to $635 million. Accordingly, the Company does not intend to issue the convertible callable instruments (the "CCI") under the Settlement Agreement (see "Centerpulse's Operating and Financial Review and Prospects—Recent Developments"), but instead to pay the Settlement Trust (as defined herein) a total of $725 million in cash, $300 million of which would otherwise have been in the form of the CCI.

The commitment provides that the Senior Credit Facility will make available loans of up to $635 million in total and comprise two term loan facilities: a $300 million (or equivalent) two-year facility and a $335 million (or equivalent) five-year facility. The term loans will be drawn down by Sulzer Orthopedics Inc., and be guaranteed by the Company and certain material subsidiaries of the Company. UBS AG and its subsidiary UBS Warburg Ltd. will act as lender and arranger, respectively, in respect of the facilities, on behalf of a syndicate of banks and other institutions acting as lenders. The facilities will be secured by the Company's shareholdings in its material subsidiaries, as well as on certain material assets of Centerpulse. The commitment is subject to a number of conditions precedent. Funding pursuant to the Senior Credit Facility will be also subject to the satisfaction of certain conditions precedent and the adherence by the Company to certain covenants. In addition, the agreements governing the Senior Credit Facility will contain certain negative covenants restricting the Company and its subsidiaries from certain actions, certain positive covenants which must be observed, certain financial ratios which must be maintained and also certain customary events of default. Furthermore, the Company may be required, in certain circumstances, including circumstances beyond its control, to refinance all or a portion of the loans borrowed under the Senior Credit Facility on or prior to March 1, 2003, by way of an issuance of debt securities or by arrangement for additional lenders or investors to purchase interests in the loans. See "Description of Certain Indebtedness."

Description of Certain Indebtedness

COMMITMENT LETTER

The Company and Sulzer Orthopedics Inc. have secured from UBS AG a fully underwritten commitment for the Senior Credit Facility in an aggregate amount of up to $635 million, pursuant to an agreement between the parties dated September 13, 2002. The Senior Credit Facility will be available to pay a portion of the Company's funding obligations under the Settlement Agreement as well as for general corporate purposes (including working capital). The Senior Credit Facility will consist of two Tranches:

Name of Tranche	Borrower	Amount	Interest Type

Tranche A	Sulzer Orthopedics Inc.	Maximum US$300 million (or euro equivalent)	Floating
Tranche B	Sulzer Orthopedics Inc.	Maximum US$335 million (or euro equivalent)	Floating

Tranche A    The Tranche A Loan is repayable in a single payment on the second anniversary of the Funding Date (as defined herein).

Tranche B    The Tranche B Loan is repayable on the 5th anniversary of the Funding Date, with interim amortization payments annually equal to 1% of the Tranche B Loan due on each anniversary of the Funding Date prior to the final maturity date.

CONDITIONS PRECEDENT

The commitment is subject to a number of usual and customary conditions precedent, including material adverse changes in the condition of the Company and its subsidiaries, adverse litigation matters, accuracy of information, payment of fees and expenses and the execution of satisfactory final facilities documentation. It is also a condition precedent that the Company shall have received proceeds from the Capital Increase of at least $157.5 million (after payment of fees and expenses, but including the proceeds of any hedging transaction entered into in relation thereto).

While it is expected that the Senior Credit Facility will be syndicated to a group of banks and financial institutions, such syndication is not a condition to UBS AG's obligations to underwrite the Senior Credit Facility and it is currently expected that the Senior Credit Facility will have terms substantially as set out in this section. However, the Company, UBS AG and the lenders may agree to amend the terms or structure of the Senior Credit Facility or replace them with alternative forms of financing, either before or after entering into the facility documentation.

In connection with the commitment and the Senior Credit Facility, the Company and Sulzer Orthopedics Inc. have agreed to pay certain commitment and underwriting fees.

REFINANCING

The Company may be required, in certain circumstances, including circumstances beyond its control, to refinance all or a portion of the loans borrowed under the Senior Credit Facility on or prior to March 1, 2003, by way of an issuance of debt securities or by arrangement for additional lenders or investors to purchase interests in the loans.

SUBORDINATION OF OTHER CLAIMS

Certain claims of the United States against the Company and its subsidiaries under an agreement entered into as a part of the Settlement Agreement in connection with payments made by the United States Medicare program will be subject to an intercreditor agreement with the senior lenders.

GUARANTEES AND SECURITY

The borrower of the Senior Credit Facility (the "Borrower") will be Sulzer Orthopedics Inc., and guarantees will be given by the Company, Centerpulse USA Holding Co. and certain other material subsidiaries of the Company (the "Material Subsidiaries"), subject to limitations imposed by applicable laws.

Security to be given by the Borrower, the Company and each Material Subsidiary will include:

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shares in Material Subsidiaries;

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material intellectual property;

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receivables and inventories in the United States, France, Germany, the United Kingdom, Switzerland and Italy (subject to certain agreed exceptions);

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material real property;

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insurance claims; and

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other material assets (to be specified in facility documents).

AVAILABILITY

The Senior Credit Facility will be available for funding on a date to be agreed between October 28, 2002 and November 4, 2002 (the "Funding Date") to fund, first, the cash portion and cash in lieu of the convertible callable component of the Settlement Agreement (plus agreed fees and expenses) and second, other general corporate expenses (including working capital). Any amount not drawn on the Funding Date will be automatically cancelled.

INTEREST RATES AND FEES

The applicable margin for the Tranche A loan is 2.75% per annum for the six months following utilization and 3.00%, 3.25% and 3.50% per annum, respectively, for the three subsequent six month periods following the first six month period. The applicable margin for the Tranche B loan is 3.50% per annum.

A commitment fee of 0.75% per annum on the daily, undrawn, uncancelled amount of the Senior Credit Facility is payable from September 13, 2002 to the Funding Date (or earlier termination of the commitment).

PREPAYMENT

All loans under the Senior Credit Facility require prepayments under certain conditions (with certain exceptions), including (i) in full upon a change of control, (ii) upon receipt of proceeds of asset disposals, (iii) from 50% of excess cash flow, (iv) from the net proceeds of insurance claims and (v) from all (or, if Tranch A has been repaid in full, 50%) of the proceeds of the equity or equity-linked issues (other than the first CHF 255 million raised before November 4, 2002).

The Borrower may voluntarily prepay all or a portion of the Senior Credit Facility at any time subject to notice and minimum amounts.

REPRESENTATIONS AND WARRANTIES

Each obligor under the Senior Credit Facility will make a number of representations (certain of which will be repeated from time to time), including relating to corporate matters; no bankruptcy or insolvency; no default or event of default; no litigation or enforcement proceedings (other than as disclosed); accuracy of information; no encumbrances (other than as permitted); payment of taxes; corporate structure and capitalization; no debt other than permitted debt; compliance with laws and regulations (including environmental laws and ERISA); no material adverse change; absence of material undisclosed or contingent liabilities; no breach of any corporate documents or law or any material agreements; validity and enforceability of material agreements; accuracy of financial statements; ownership of properties and material intellectual property rights; and receipt of governmental and third party approvals and/or consents.

COVENANTS

The Senior Credit Facility will also be subject to customary covenants and restrictions, including:

Affirmative:

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payment of all amounts due under the Settlement Agreement on or prior to the Funding Date and performance of all obligations thereunder which are required to be performed on or prior to the Funding Date and thereafter performance of all obligations under the Settlement Agreement;

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use of proceeds;

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payment of taxes;

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maintenance of insurance;

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maintenance of corporate existence, rights and authorizations;

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granting of access;

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interest rate and currency hedging;

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compliance with material contractual obligations and laws including environmental law;

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maintenance and funding of pension funds;

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maintenance of material properties in good repair;

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notification of events of default and potential events of default under the facility documents, material defaults under other material contracts, litigation and other adverse action;

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maintenance of books and records;

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provision of security and/or guarantees by Material Subsidiaries; and

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guarantors to ensure that, save as required by law, there are no restrictions on their ability to receive payments from their subsidiaries or to make payments to the Company or any intermediate holding company whether by way of dividend, loan or otherwise.

Negative:

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negative pledge with agreed exceptions;

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restriction on disposals, assignments or transfers, with certain exceptions;

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no change of business;

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restriction on acquisitions and mergers with agreed exceptions;

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restriction on loans and investments, joint ventures and the granting of credit with agreed exceptions;

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restriction on indebtedness (including guarantees and other contingent obligations) with agreed exceptions;

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restriction on paying dividends, redemptions, repurchases of share capital or any other returns to any of the shareholders of the obligors and their affiliates with agreed exceptions;

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restrictions on payments of subordinated debt (including amounts owed under the settlement with the U.S. Government);

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restrictions on prepayment of indebtedness or repurchase of other indebtedness, with agreed exceptions; and

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restrictions on variation of the constitutional documents, litigation settlement agreements and indebtedness and other material agreements.

The Senior Credit Facility will also contain financial covenants requiring the Company and its subsidiaries to, among other things, maintain minimum coverage of interest expense, minimum coverage of fixed charges, a capital expenditures limit and a maximum total debt to EBITDA ratio.

EVENTS OF DEFAULT

The Senior Credit Facility documentation will also contain customary events of default, including, among others, (i) non-payment of principal, interest or fees, (ii) failure to observe certain undertakings set forth in the facilities documents, (iii) making an incorrect representation, warranty or statement, (iv) insolvency in respect of any Material Subsidiary (v) cross default (subject to agreed threshold amounts), (vi) cessation of business, (vii) material adverse change, (viii) change of control, (ix) material audit qualification, (x) termination of material contracts and (xi) adverse litigation and judgments.

Centerpulse's Operating and Financial Review and Prospects

The following discussion and analysis of Centerpulse's operating and financial review and prospects have been prepared on the basis of and should be read in conjunction with the Company's consolidated financial statements and notes thereto as of and for the years ended December 31, 1999, 2000 and 2001 and unaudited condensed consolidated financial statements and notes thereto as of and for the six months ended June 30, 2001 and 2002, all of which are included elsewhere in this release. The following discussion contains forward-looking statements that involve risks and uncertainties. Centerpulse's actual results could differ materially from the results contemplated by these forward-looking statements due to certain factors, including those described elsewhere in this release.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Centerpulse, formerly Sulzer Medica, is one of the world's leading medical technology groups, serving the reconstructive orthopedic device, spinal device and dental implant markets, as well as niche areas within the cardiac and vascular care markets, on a global basis. In 2001, Centerpulse had total net sales of CHF 1.4 billion and EBITDA of CHF 238 million.

Centerpulse is organized into four divisions: the Orthopedics Division, the Spine-Tech Division, the Dental Division and the Cardiovascular Division (comprised of the Cardiac Care and Vascular Care Business Units). In 2001, the Orthopedics Division, the Spine-Tech Division, the Dental Division and the Cardiovascular Division accounted for 60%, 12%, 9% and 19% of total net sales, respectively. Orthopedic Division products include artificial hips and knee joints and traumatology products; Spine-Tech Division products include bone grafting material, thoracolumbar fixation, interbody fusion, and cervical and bone products; Dental Division products include dental implants and periodontal therapies; and Cardiovascular Division products include mechanical heart valves, tissue heart valves, medium and large bone grafts and peripheral stents.

Centerpulse currently sells its products in 90 countries and has seven production facilities in Switzerland, the United States, France, Great Britain and Canada. In 2001, 45% of Centerpulse's net sales were generated in Europe, 44% in North America, which is comprised primarily of the United States, but also includes Canada, and 11% in the rest of the world, which includes Latin America, Asia and countries outside North America and Europe. Centerpulse's headquarters are in Zurich, Switzerland and Centerpulse also maintains administrative offices in Houston, Texas to provide support on U.S. administrative matters and certain group functions, including tax and international audit functions.

Centerpulse's largest division in terms of net sales is the Orthopedics Division, which includes the hip and knee device business. Centerpulse believes that its hip and knee business has a leading market share of approximately 22% in Europe based on 2001 net sales, including particularly strong market positions in each of Germany, France, Italy and Switzerland. Hip and knee business generated 94% of the Orthopedics Division's net sales in 2001. The Spine-Tech and Dental Divisions accounted for 12% and 9% of Centerpulse's net sales in 2001, respectively, and both divisions have shown substantial growth in net sales in recent periods. Centerpulse expects that the market for spine and dental implant products will continue to grow and that, in turn, net sales in the Spine-Tech and Dental Divisions will increase. The Spine-Tech Division offers various spinal implant systems primarily in the United States, and is becoming an important player in this field. It has a worldwide market share of 7% based on 2001 net sales. The Dental Division, with a wide product range of dental and related products, serves primarily the U.S. market and occupies the number four market position globally. It has a market share of approximately 12% based on 2001 net sales.

Within Centerpulse's Cardiovascular Division, the Cardiac Care Business Unit focuses on manufacturing mechanical heart valves, where it holds the number two market position based on 2001 net sales, and tissue valves. Demand for mechanical heart valves, however, has decreased in recent years as tissue valves have taken a comparatively larger share of the market for heart surgical procedures. This competitive pressure has diminished prices and gross margins for mechanical heart valves.

The Cardiovascular Division's Vascular Care Business Unit produces vascular grafts and peripheral stents. The Vascular Care Business Unit had a worldwide market share of approximately 8% to 10% in 2001, based on its net sales in that year. On June 12, 2002, Centerpulse announced its intention to sell its Cardiovascular Division, and on September 3, 2002, it announced that a stock purchase agreement had been signed for the sale of Sulzer IntraTherapeutics Inc., which produces the Vascular Care Business Unit's peripheral stents, to the biotechnology company Microvena Corporation (also known as ev3, Inc.). The sale will be for $95 million, subject to customary working capital adjustments, and is expected to close no later than November 30, 2002. Centerpulse intends to proceed with the sale of the remaining parts of the Cardiovascular Division, although no predictions can be made as to whether they will actually be sold and as to the proceeds that could result from their sale. Centerpulse will use any such proceeds for the repayment of debt incurred in the financing of its obligations relating to the Implant Litigation (or to reduce the amount of the commitment to provide such funding if it has not yet been provided).

Until recently, Centerpulse had another division, which focused on the development of biologics products. The Biologics Division carried out R&D programs in the areas of bone and tissue regeneration, as well as other areas with potential application to medical device innovation. These development activities were aimed at developing products and therapies primarily marketed by Centerpulse's other divisions. In order to rationalize the contribution of the Biologics Division to particular product lines and to better develop practical applications using biologically oriented devices, Centerpulse has integrated the Biologics Division into its remaining divisions and has ceased treating it as a separate division. Biologics operations are accounted for within Centerpulse's other divisions or as general R&D activities.

Until 1998, Centerpulse also produced pacemakers and defibrillators in its Electrophysiology Division, but market developments led Centerpulse to divest this business and concentrate its resources on its other divisions, where Centerpulse holds more solid market positions. Centerpulse used the proceeds from this transaction, which was completed on February 1, 1999, to further strengthen its orthopedics, dental, spinal care and cardiovascular operations, and to increase its portfolio of related biological technologies.

Research and Development, Patents and Licenses

Centerpulse has been a leading technological innovator in the medical products field for several decades. The products developed by Centerpulse's European orthopedics companies helped pioneer the European reconstructive implants market during the 1960s and 1970s. In the cardiovascular prosthesis field, Centerpulse combined the pyrolitic carbon coating technology, design capability and manufacturing know-how that were critical to the development of efficacious mechanical heart valves. Since 1969, Centerpulse has used this material in the manufacture of components used in mechanical heart valves worldwide.

To maintain its position as a technological innovator, Centerpulse conducts R&D on a variety of levels. Product-specific R&D is performed primarily by the individual operating companies of Centerpulse. Sharing information takes place at regular intervals. Sulzer Markets and Technology Ltd., a subsidiary of Sulzer AG that is not a part of Centerpulse, conducts contract research for Centerpulse in areas including flow dynamics, materials technology, biomaterials and electronics and signals. These technologies are applicable to Centerpulse's products, for example, in analyzing blood flow through a variety of heart valve designs and developing materials coating solutions. In 2001, Centerpulse paid CHF 2 million to Sulzer AG for R&D under a contract that ends in December 2002.

Centerpulse incurred CHF 130 million, CHF 108 million and CHF 98 million in R&D costs in 2001, 2000 and 1999, respectively, representing 9.2%, 8.0% and 8.3% in 2001, 2000 and 1999 of net sales, respectively. Centerpulse's current R&D focus includes new materials, biologics and minimally invasive forms of treatment for diseases and injuries which currently require invasive surgery. Centerpulse's R&D programs are also presently investigating enhancements to the metallic and polyethylene components of implants and instrument products with a view to increasing their strength and resistance to corrosion, oxidation and fatigue, and bearing surface improvements to artificial joints.

Orthopedics Division

In 2001 and 2002, the Orthopedics Division launched or received approval to market, among other products, the Collagen Meniscus Implant (CMI™) and the Innex™ Knee System in Europe and the Anatomical™ shoulder implant, Durasul® and Converge™ in the United States. In the medium term, the Orthopedics Division expects to launch, among other products, surgical instruments for use in minimally invasive surgeries and Modular Oncology and Severe Trauma (MOST™) products in the United States, as well as large ball heads for hip implants in Europe.

Spine-Tech Division

In 2001 and 2002, the Spine-Tech Division launched or received approval to market, among other products, the BAK/C® Cervical Interbody Fusion System, Puros® Allografts and the Trinica™ Anterior Cervical Plate System. In the medium term, the Spine-Tech Division expects to launch, among other products, Dynesys® for fusion applications, the BAK™/Vista™ cage and the Cadence® system in the United States.

Dental Division

In 2001 and 2002, the Dental Division launched or received approval to market the Proceed Hemostatic Sealant™ for cranial applications and the W&H® surgical motor. In the medium term, the Dental Division expects to launch, among other products, Atlantis Custom Abutments, the PureForm Ceramic Abutment and new types of drills, including a disposable drill.

Seasonality

Centerpulse experiences seasonal variations in sales for several of its products. Dental implants are largely elective, and many orthopedic implants are elective insofar as patients may often postpone procedures until a time that is convenient for them. As a result, revenues are generally lower in the third quarter and in December, when many surgeons and patients take vacations or patients otherwise do not schedule surgery. Because orthopedic products represent a substantial majority of Centerpulse's net sales, seasonal variations have a significant impact on Centerpulse's revenues.

Operating Trends

General

Centerpulse believes that technological advances will continue to make medical devices more attractive options for patients considering whether to have a procedure performed. Because of improvements in technology, surgical technique and prosthetic component wear characteristics, medical implants are more widely used and clinically successful today than they have been in the past. Centerpulse anticipates that more standardized surgical procedures, improved instrumentation systems and greater wear resistance of implant devices will stimulate demand for reconstructive orthopedic devices. In addition, Centerpulse believes that the aging "baby boom" population in the United States and in other developed economies, most notably Japan and Europe, the large number of patients with aging orthopedic devices, and the use of reconstructive orthopedic devices in more active younger patients will promote growth in medical device markets over the next decade.

Dental implants are mainly elective and are not covered by private insurance or government healthcare schemes. The Company believes that increased awareness of dental implants can be expected to increase interest in the use of dental implants as a viable option. The Company believes that because the dental implant market is a small part of the dental care market and there is an increasing demand for dental implants, the dental implant market offers significant growth potential.

Elective procedures are often deferred during uncertain economic times. All elective procedures, including those in which most of Centerpulse's orthopedic products are used, are susceptible to reduced volumes as economic conditions weaken.

Demand for Centerpulse products may change in ways that Centerpulse may not anticipate because of evolving surgical philosophies, industry standards and customer needs, as well as the introduction of new products and technologies. Without the timely introduction of new products and enhancements to existing products, Centerpulse's products may become obsolete over time, in which case revenue and operating results would suffer. The success of Centerpulse's new product offerings will depend on several factors, including its ability to:

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properly identify and anticipate customer needs;

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commercialize new products in a timely manner;

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manufacture and deliver products in sufficient volumes and on time;

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differentiate product offerings from competitors' offerings;

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achieve positive clinical outcomes and effectively address customer and patient needs;

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satisfy the increased demands by healthcare payors, providers and patients for shorter hospital stays, faster post-operative recovery and lower cost-procedures;

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innovate and develop new materials, product designs and surgical techniques; and

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provide adequate medical education relating to new products and attract key surgeons to advocate those new products.

New materials, product designs and surgical techniques that Centerpulse develops may not be accepted quickly in some or all markets because of, among other factors:

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entrenched patterns of clinical practice;

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the need for regulatory clearance; and

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uncertainty over third-party reimbursements.

Cost Containment

In the United States, despite ongoing cost containment measures from managed care and hospital buying groups, the overall pricing environment has been relatively favorable. Centerpulse expects this trend to continue in the near future, as Centers for Medicare and Medicaid Services have recommended a 6% increase in reimbursement levels in 2003 for hip and knee replacement procedures.

The pricing environment in Europe is somewhat more constrained due to governmental cost-reduction programs in some of Centerpulse's key markets, such as Germany and France, as well as increased competition. As a consequence, Centerpulse has experienced slightly decreasing prices in Europe in recent years.

Dental implants are mainly elective and are not covered by private insurance or government healthcare schemes, such as Medicare.

Trends Affecting the Orthopedics Division

Gross margins are expected to increase in the near term in the Orthopedic Division's U.S. business, due to selective price increases, as well as the planned introduction of new products. As a result of the Implant Litigation, Centerpulse's market share for orthopedic devices in the United States decreased, as did revenue for the Orthopedics Division in the United States and worldwide. Net sales decreased from CHF 861 million in 2000 by CHF 6 million, or 0.7%, to CHF 855 million in 2001. During the past year, the Company believes its U.S. market share has stabilized and begun to increase, and revenues have increased. Net sales increased by CHF 29 million for the six months ended June 30, 2001 from CHF 449 million, or 6.5%, to CHF 478 million for the six months ended June 30, 2002. Gross margins in the Orthopedics Division's European business are expected to remain flat in the medium term due to the continuing price pressure resulting from more stringent price regulation.

Trends Affecting the Spine-Tech Division

The Spin-Tech Division expects to be able to introduce selective price increases, which will improve gross margins going forward. Centerpulse also expects increased sales volumes from its Spine-Tech Division in the near term, driven in part by new products, including, in particular, cervical products aimed at neurosurgeons, which are a growing customer base in the spinal implant market.

The opening of the Spine-Tech Division's new distribution center in Memphis, which ships products on demand in less than 24 hours, has reduced the delivery time of products to customers. This has allowed the division to satisfy the demand for rapid supply of spinal implants and instruments, while reducing inventory levels.

Trends Affecting the Dental Division

Because of its small size and increasing interest in dental implants, the dental implant market continues to expand at a significant rate of growth. Recent Dental Division growth has been particularly driven by optimization of the product portfolio. This growth has been achieved while addressing integration issues (such as product consolidations and product and process improvements) related to the acquisition of the Paragon Implant Company ("Paragon"). Key trends in the dental implant segment include the following: the development of increasingly natural looking implants; the minimization of the time required to complete the implant procedure; and the development of single-stage implants in place of traditional two-stage implants (which require the use of a temporary implant before a permanent one is set in place). Centerpulse believes that the Dental Division is well positioned on these fronts, with a number of products geared towards each of these trends.

Trends Affecting the Cardiovascular Division

Physicians are increasingly focusing on biological heart valves. Their product life may be limited, but many physicians believe that the risk of re-operation is lower than the risk of complications from the anticoagulation drugs that patients with mechanical valves must take to remain active later in life. Also, innovative repair products make it possible to restore the function of an injured or impaired heart valve. Vascular surgery is turning substantially toward minimally invasive operating procedures. This in turn requires vascular grafts, stents and other repair products that can be placed in a patient's body by way of a catheter advanced through the vascular system. These two market trends have influenced the R&D strategy of the Cardiovascular Division. Emphasis has been placed on enlarging the tissue product line for heart valve repair and replacement and on developing vascular products suited for minimally invasive positioning.

Gross margins in the Cardiovascular Division are expected to remain flat in the medium term. Centerpulse has announced plans to dispose of the Cardiovascular Division, and has signed a stock purchase agreement for the sale of Sulzer IntraTherapeutics Inc., which produces the Vascular Care Business Unit's peripheral stents.

Segments

Centerpulse manages and administers its operations through four divisions: Orthopedics, Spine-Tech, Dental and Cardiovascular. Each of these divisions constitutes a segment for financial reporting purposes. In addition, Centerpulse organizes its business for sales and distribution purposes using three geographic areas: Europe; North America, which is comprised principally of the United States, but also includes sales in Canada; and the rest of world, which includes Latin America, Asia and countries outside North America and Europe.

Until 2001, the Company reported in three operating segments, Orthopedics, Cardiovascular Prostheses, and Biologics. Orthopedics was comprised of the operations that are presently the Orthopedics, Spine-Tech and Dental Divisions. The Cardiovascular Prostheses Division is now called the Cardiovascular Division, and it continues to be comprised of the Cardiac Care and Vascular Care Business Units.

Group Management is reported separately because it provides central services to all divisions. Certain of these services are charged to each of the divisions on the basis of their consumption of such services, while others are allocated among the divisions. Until early 2002, Biologics constituted a separate division and was reported as such. In order to rationalize the contribution of the Biologics Division to particular product lines and to better develop practical applications using biologically oriented devices, Centerpulse has integrated the Biologics Division into its remaining divisions and has ceased treating it as a separate division. Accordingly, biologics operations are accounted for within Centerpulse's other divisions or as general R&D activities for those projects that are shared across the divisions.

Impact of Foreign Exchange Rates

Centerpulse's reporting currency is the Swiss franc. Fluctuations in the rate of exchange between the Swiss franc and other currencies have an impact on Centerpulse's financial results. The sales revenues and operating costs of Centerpulse's subsidiaries are typically denominated in the same currency, and this general matching of revenue and expenses provides certain limits on currency risk exposure. A substantial portion of Centerpulse's net sales and costs is denominated in currencies other than the Swiss franc, primarily the U.S. dollar and the euro. Additionally, Centerpulse has significant intercompany receivables from its foreign subsidiaries that are denominated in foreign currencies, principally the U.S. dollar and the euro. Therefore, Centerpulse's financial results are exposed to currency translation risks when the local currency is translated into Swiss francs. In the first half of 2002 compared to the first half of 2001, foreign exchange rate fluctuations negatively affected net sales and earnings. In 2001, as compared to 2000, foreign exchange rate fluctuations caused minor effects on net sales and earnings. In 2000 as compared to 1999, foreign exchange rate fluctuations positively affected net sales and earnings.

Historically, Centerpulse has at least partially hedged its currency exposures with derivatives as part of its global hedging program, which is designed to minimize exposure to foreign exchange rate fluctuations. Centerpulse does not participate in speculative derivatives trading. All derivatives are recognized on the balance sheet at fair value. Changes in the fair value of derivative financial instruments are either recognized in the income statement or in equity depending on whether the instrument qualifies for hedge accounting.

In particular, Centerpulse has used over-the-counter forward contracts and over-the-counter options in hedging these risks. These contracts are valued in a manner similar to that used by the market to value exchange-traded contracts. Standard valuation formulas are used, which employ assumptions made about future foreign currency exchange rates based on existing exchange rates, interest rates and volatility observed in the market. On January 1, 1999, Centerpulse adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138. On January 1, 2001, Centerpulse adopted IAS 39 "Financial Instruments: Recognition and Measurement." These accounting and reporting standards require that all derivative instruments to be recorded on the balance sheet as either an asset or liability and measured at fair value. The statements require that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. See "—Foreign Currency Exchange Rate Risk" for more information on Centerpulse's exposure to foreign exchange rate fluctuations.

Inflation

The Company does not believe that inflation has had a material effect on its results of operations in recent years and periods. Centerpulse cannot guarantee, however, that its business will not be adversely affected by inflation in the future.

RECENT ACQUISITIONS AND DISPOSALS

Centerpulse has selectively acquired companies to enhance its product portfolio and to build on its competitive and market leading positions in its chosen markets. The following list indicates recent significant acquisitions and disposals:

•
Paragon Implant Company, Encino, Texas.    Purchased for $102 million and integrated into the Dental Division on January 1, 2001. Paragon expanded the product, market and manufacturing scope of Sulzer Calcitek, with which it shares complementary product lines.

•
IntraTherapeutics Inc., St. Paul, Minnesota.    Purchased for $145 million and integrated into the Cardiovascular Division on February 1, 2001. IntraTherapeutics Inc. introduced peripheral stents into the Cardiovascular Division's product offering.

•
Mitroflow Enterprise Inc., Richmond, Canada.    Purchased for CAD 38 million and integrated into the Cardiovascular Division on October 1, 1999. An international tissue valve company, Mitroflow was acquired to add tissue valves to the Cardiovascular Division's product line.

•
Spine-Tech Inc., Minneapolis, Minnesota.    Purchased for $662 million and integrated into Centerpulse on January 1, 1998. Spine-Tech Inc. was acquired to allow Centerpulse to expand into the high-growth spinal implants market.

In June 2002, Centerpulse announced the plan to divest its Cardiovascular Division, and on September 3, 2002, announced that it had signed a stock purchase agreement for the sale of Sulzer IntraTherapeutics Inc. for $95 million. See "Recent Developments" for more information.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following accounting policies and estimates are considered to be critical to the reporting of Centerpulse's financial result. Please refer to Note 3 of Centerpulse's consolidated financial statements for a description of the accounting policies applied by the Company.

Inventory Valuation:    Centerpulse states its raw inventories, which include materials, supplies and consumables at the lower of original cost or market cost. Finished products and work in progress are stated at the lower of production cost or net realizable value. Production costs include the cost of materials and direct and indirect manufacturing cost. Depending on their nature and their use, inventories are valued on the basis of weighted average prices or using the first-in, first-out method. In addition, Centerpulse writes down inventories for estimated obsolescence or excess inventories equal to the difference between the cost of inventories and their estimated market value based upon assumptions about future demand and market conditions. Centerpulse considers prior and forecasted inventory usage to identify slow and non-moving inventory. Demand is generated by customer purchase orders and forecasts and is compared to inventory levels on hand and on order to determine impairment levels. If actual market conditions are less favorable than those projected by management, additional inventory write-downs are required.

Legal Provisions:    A number of Centerpulse's companies are subject to litigation arising out of the normal conduct of their business, as a result of which claims could be made against them, which might not be covered by insurance. As described in more detail in Note 9 of Centerpulse's consolidated financial statements, Centerpulse's most significant litigation exposure relates to the Implant Litigation. In 2001, Centerpulse estimated its exposure in respect of the Implant Litigation at $873 million, primarily in connection with the Settlement Agreement. In 2002, the Settlement Agreement, which covers the class action in the United States, was finalized. The ultimate outcome of other lawsuits in connection with the Implant Litigation cannot be presently determined mainly due to the uncertainties surrounding ongoing developments in such litigation in Canada and other parts around the world, as well as the plaintiffs who decided to opt-out of the Settlement Agreement. Centerpulse's current estimated provision might not be adequate and its ability to generate sufficient cash flow for repayment of financing obligations incurred in connection with funding the Settlement Agreement could be adversely affected. Centerpulse believes that its provision is the best available estimate for the total costs of litigation based on the information known as of June 30, 2002.

Goodwill and Intangible Assets:    Goodwill arising from acquisition is capitalized and amortized on a straight-line basis over its useful life, which does not exceed 20 years. Other intangible assets include licenses, patents, trademarks and similar rights, as well as existing technology acquired from third parties. These assets are amortized over their estimated useful lives, not exceeding ten years. Management estimates these useful lives on the basis of the benefit they provide to the organization. Changes in the assumptions of the estimated useful life could have a negative impact on Centerpulse's results of operations.

Centerpulse will continue to amortize goodwill under IAS. However, as of January 1, 2002, Centerpulse adopted SFAS 142 "Goodwill and other Intangible Assets" under U.S. GAAP pursuant to which goodwill and certain indefinite intangibles will no longer be amortized but rather periodically tested for impairment.

Impairments:    Tangible and intangible assets are reviewed for impairment when circumstances change that cause management to question the recoverability of these assets. The Company's assessment compares the estimated discounted cash flows to be generated by the asset with its carrying value. When the carrying value is greater than the estimated discounted cash flows, an impairment charge is recognized. In 2001, Centerpulse performed this analysis and recorded impairment charges of CHF 91 million for intangible assets and CHF 50 million for financial assets. Centerpulse intends to perform a similar review in 2002 and currently does not expect a material impairment charge. However, Centerpulse cannot guarantee that no material impairment change will be required. Centerpulse's estimate of these charges is subject to further deterioration of the cash flows generated by these assets.

Taxes:    The Company recognizes annual provisions for income taxes assessed on its earnings and profits. These provisions are paid when due to the appropriate tax authorities. Timing differences exist between their payment and financial statement recognition. Deferred taxes are provided for these differences. Centerpulse has recognized substantial deferred tax assets, some of which are comprised of tax loss carryforwards. The recoverability of these deferred tax assets is dependent on the Company being able to generate sufficient taxable income or capital gains to which the deferred tax assets may be applied. In the event the Company determines that it will not be able to realize all or part of these deferred tax assets in the future, an adjustment to deferred tax assets is charged to income in the period such determination is made. Centerpulse has recognized valuation allowances in those jurisdictions where, based on its operating projections, it does not expect to utilize the deferred tax assets before they expire.

In 2001, Centerpulse recognized a tax benefit of $240 million associated with the reserve of $873 million taken in connection with the Implant Litigation. For U.S. income tax purposes, the Company anticipates that the loss in connection with the Settlement Agreement will be realized in the 2002 tax year, generating a large net operating loss for that year. The Company expects that approximately one-third of the generated 2002 net operating loss will be used in connection with a ten-year carryback claim resulting in an estimated $51 million tax refund. The carryback claim should be filed by the end of 2003, with the expected refund being realized by mid-2005. The Company expects that the remaining recall reserve loss will be used to offset U.S. tax earnings commencing with the 2001 tax year. The loss carryforwards generated are not expected to expire for 20 years. Centerpulse anticipates using such loss carryforwards within a period of ten to 12 years, resulting in a realization of approximately $189 million in saved taxes.

RECENT DEVELOPMENTS

On October 9, 2001, in order to concentrate U.S. biologics activities in Austin, Texas, management decided to terminate the Ne-Osteo (growth factor) research project, which was conducted at a Centerpulse facility in Denver. Approximately 60 redundancies resulted from the closure of the Denver facility.

On May 13, 2002, the Company announced plans to launch a program aimed at optimizing efficiency at the European operations of the Orthopedics Division. On June 1, 2002, the Company began shifting administrative staff members from the Baar, Switzerland facility to Centerpulse's offices in Oberwinterthur and Zurich, Switzerland. The Company plans to cease using the Baar facility for administrative functions, but to continue using it for logistics and warehousing. The optimization program envisions a reduction of some 100 positions in an initial step, followed by a further 20 positions in a second step.

On July 16, 2002, Board Chairman Max Link assumed duties as Chief Executive Officer. Dr. Stephan Rietiker, the predecessor CEO, left the Company after having made substantial contributions in negotiating the Settlement Agreement and in restructuring Centerpulse's operations. In the course of restructuring Centerpulse's management structure, the Board of Directors decided to reorganize the Company's executive management. The Board expanded the Executive Committee, which now includes the president of the Orthopedics Division's operations in Europe, Latin America and Asia and the president of its operations in the United States, as well as the presidents of the Spine-Tech and Dental Divisions. This reorganization of the executive management is aimed at enhancing managerial efficiency.

In June 2002, the Board of Directors approved a plan to divest the Cardiovascular Division. On August 30, 2002, a stock purchase agreement was signed for the sale of all outstanding shares of Sulzer IntraTherepeutics Inc., which produces the Vascular Care Business Unit's peripheral stents, to Microvena Corporation (also known as ev3, Inc.), a private medical device company based in Minneapolis, Minnesota. The stock purchase agreement provides for a sale price of $95 million, subject to customary working capital adjustments to be determined at the closing of the sale, which is expected to occur, if the conditions to closing are met, no later than November 30, 2002. Centerpulse intends to proceed with the sale of the remaining parts of the Cardiovascular Division, although no predictions can be made as to whether they will actually be sold and as to the proceeds that could result from their sale. Centerpulse will use any such proceeds for the repayment of debt incurred in the financing of its obligations relating to the Implant Litigation (or to reduce the amount of the commitment to provide such funding if it has not yet been provided).

Implant Litigation and Settlement Agreement

Centerpulse successfully negotiated a Settlement Agreement with respect to the Implant Litigation in the United States. The Settlement Agreement requires Centerpulse to contribute $425 million in cash and $300 million in the form of cash or of convertible callable instruments (the "CCI") to a trust in favor of the members of the settlement class (the "Settlement Trust"). Centerpulse plans on financing these obligations with the proceeds of the Capital Increase as well as the Senior Credit Facility.

Subsequent to the conclusion of the Settlement Agreement, the Company prioritized renewing its product liability insurance. In April 2002, the Company obtained a new liability insurance policy managed by Zurich Insurance, which provides worldwide coverage of product liability cases. Centerpulse is also focused on assuring, and constantly improving, product and production quality. All production sites have undergone quality analyses following the recall and market withdrawal of the affected implants, and a comprehensive quality management system has been implemented.

NET SALES AND EXPENSE COMPONENTS

Net sales

Centerpulse derives its net sales from the sale of orthopedic devices, spinal devices, dental implants and cardiovascular care products. Orthopedic device net sales are derived substantially from hip and knee implants. In 2001, the Spine-Tech Division's net sales, excluding interbody fusion cages, increased 38% compared with sales in 2000. Centerpulse aims to continue such growth by, among other things, introducing technologically advanced devices (such as Dynesys®) in the United States and expanding the Spine-Tech product range. In the Dental Division, a majority of net sales are attributable to products added as a result of Centerpulse's acquisition of Paragon. Centerpulse expects to reduce the number of Paragon-originated products that it will offer, but expects that the streamlined Paragon product line will increase in the future, both in amount and as a percentage of total net sales of the Dental Division.

Centerpulse recognizes revenue upon shipment, provided that title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, the sales price is fixed or determinable, collection of the related receivables is reasonably assured and customer acceptance criteria, if any, have been successfully demonstrated. For products with acceptance criteria that are not successfully demonstrated prior to shipment, revenue is recognized upon customer acceptance. Centerpulse recognizes service revenue as the services are performed. Centerpulse also accrues for anticipated product returns and customer credits in respect of consignment stock upon recognition of the related revenues. A substantial majority of Centerpulse's inventory is held as consignment stock. Revenues are recognized upon receipt of notification of withdrawal of units from the consignment stock.

Expenses

Cost of Sales

Cost of sales consists primarily of costs for direct labor, allocated manufacturing overhead, raw materials and components, royalty expenses associated with licensed technologies used in Centerpulse's products or processes and certain other period expenses. Selling expenses and marketing, promotion and distribution expenses consist primarily of salaries, commissions, benefits, shipping, customer service, brand management, market research, depreciation of instruments, samples and promotional materials and other miscellaneous items. Cost of sales and, correspondingly, gross profit can be expected to fluctuate in future periods depending upon changes in product sales mix and prices, distribution channels and geographies, manufacturing yields, period expenses and levels of production volume.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses consist primarily of salaries, benefits, sales commissions, royalty expenses associated with Centerpulse's key surgeons, marketing costs, facility costs, allocation for shared services, other general business and administrative expenses.

Research and Development Expenses

Research and development expense includes costs associated with the design, development, testing, deployment, enhancement and regulatory approval of Centerpulse products. Centerpulse anticipates that R&D expenditures will increase in absolute amounts in future periods as it continues to increase investment in product development initiatives. However, Centerpulse expects these expenses, as a percentage of net sales, to be comparable to historical levels.

Goodwill Amortization

Intangible assets consist of goodwill and purchased intangibles principally related to completed technology, workforce, distribution channels and trademarks. Under IAS, Centerpulse will continue to amortize goodwill on a straight-line basis over 20 years and purchased intangibles over periods ranging up to ten years. In accordance with SFAS 142, "Goodwill and other Intangible Assets," which was adopted as of January 1, 2002, Centerpulse no longer amortizes goodwill for U.S. GAAP purposes but evaluates it for impairment upon adoption and at least annually thereafter.

RESULTS OF OPERATIONS

As described in Recent Developments above, the Board of Directors has decided to divest the Cardiovascular Division. All developments referred to as "Continuing Operations" exclude the results of the Cardiovascular Division.

The Company uses the terminology "adjusted for currency effects" or "currency adjusted" to refer to figures expressed in local currencies, thereby excluding the currency translation effect that results from converting local currencies to the group's reporting currency which is the Swiss franc.

Six Months Ended June 30, 2002 and 2001

The following table presents consolidated results of operations for the six months ended June 30, 2002 and 2001, which have not been adjusted to reflect the planned divestiture of the Cardiovascular Division.

	Six months ended June 30,
	2002		2001		Change
	(in CHF millions)	% of net sales	(in CHF millions)	% of net sales	(in CHF millions)%

Net sales	766	100.0	723	100.0	43	5.9
Cost of sales	-249	-32.5	-234	-32.4	-15	6.4
Gross profit	517	67.5	489	67.6	28	5.7
Selling, general administrative expenses	-321	-41.9	-309	-42.7	-12	3.9
R&D expenses	-51	-6.7	-62	-8.6	11	-17.7
Other operating income/expenses	-3	-0.4	1	0.1	-4	n/a
Operating income before goodwill amortization and exceptional items	142	18.5	119	16.5	23	19.3
Goodwill amortization	-27	-3.5	-28	-3.9	1	-3.6
Hip and knee settlement	0	0.0	-949	-131.3	949	-100.0
Exceptional operating items	0	0.0	53	7.3	-53	-100.0
Operating income/loss	115	15.0	-805	-111.3	920	n/a
Financial income/expenses	11	1.4	-2	-0.3	13	n/a
Other non-operating income/expenses	0		-19	-2.6	19	-100.0
Income/loss before taxes	126	16.4	-826	-114.2	952	n/a
Taxes	-30	-3.9	219	30.3	-249	n/a
Net income/net loss before minority interests	96	12.5	-607	-84.0	703	n/a
Minority Interests	-1	-0.1	-1	-0.1	0	0.0
Net income/net loss	95	12.4	-608	-84.1	703	n/a
Per registered share/per ADS (in CHF)
Adjusted basic income per share	9.53		-60.92		70.45
Adjusted basic income per ADS	0.95		-6.09		7.04
Adjusted diluted income per share	9.20		-60.92		70.12
Adjusted diluted income per ADS	0.92		-6.09		7.01

Net Sales

Net sales increased in the first six months of 2002 by CHF 43 million, or 5.9%, to CHF 766 million from CHF 723 million in the same period in 2001. This increase was primarily due to the increase in Orthopedics Division sales of CHF 29 million in the first six months of 2002 compared to the same period in 2001.

	Six months ended June 30,
	2002		2001		Change
	(in CHF millions)	% of Total	(in CHF millions)	% of Total	(in CHF millions)%

Net Sales
Orthopedics Division	478	62.4	449	62.1	29	6.5
Spine-Tech Division	96	12.5	88	12.2	8	9.1
Dental Division	66	8.6	57	7.9	9	15.8
Eliminations	-1	-0.1	-1	-0.2	0	0
Continuing Operations	639	83.4	593	82.0	46	7.8
Cardiovascular Division	127	16.6	130	18.0	-3	-2.3
Total	766	100.0	723	100.0	43	5.9

Net sales from continuing operations increased in the first six months of 2002 by CHF 46 million, or 8%, to CHF 639 million from CHF 593 million in the first six months of 2001.

Net sales increased in Europe by CHF 10 million, or 3%, in North America by CHF 21 million, or 7%, and in the rest of the world by CHF 12 million, or 17%, in the first six months of 2002 compared to the same period in 2001. Adjusted for currency effects, net sales increased by 7% in Europe, 11% in North America and 25% in the rest of the world in the first six months of 2002 compared to the same period in 2001.

Net sales by region	Europe	North America	Rest of World	Total

1st half 2002 (in CHF millions)	350	332	84	766
1st half 2001 (in CHF millions)	340	311	72	723
Growth rate nominal	3%	7%	17%	6%
Growth rate currency adjusted	7%	11%	25%	10%

Gross Profit

Gross profit increased in the first six months of 2002 by CHF 28 million, or 6%, to CHF 517 million from CHF 489 million in the same period of 2001. The gross profit increase resulted primarily from an increase in net sales of 5.9%, which was slightly offset by an increase in cost of sales.

Cost of sales increased CHF 15 million, or 6%, to CHF 249 million in the first six months of 2002 from CHF 234 million in the first six months of 2001. Cost of sales as a percentage of net sales increased to 33% in the first six months of 2002 from 32% in the same period of 2001. Gross margin decreased from 67.6% in the first six months of 2001 to 67.5% in the first six months of 2002 primarily as a result of the increase in cost of sales. Cost of sales increased principally due to higher insurance premiums in the U.S. orthopedics business, the increased proportion of knee implants in the product mix of the European orthopedics business and the insufficient utilization of capacity in the Cardiac Care Business Unit.

Cost of sales from continuing operations increased CHF 12 million, or 6%, from CHF 194 million in the first six months of 2001 to CHF 206 million in the first six months of 2002. Gross margin from continuing operations increased from 67.3% in the first six months of 2001 to 67.8% in the first six months of 2002.

Operating Income

Operating income before goodwill amortization and exceptional items increased in the first six months of 2002 by CHF 23 million, or 19%, to CHF 142 million from CHF 119 million in the same period of 2001. Operating income before goodwill amortization and exceptional items was mainly driven by net sales growth in combination with savings in R&D expenses, which were partly offset by higher SG&A expenses.

Operating income before goodwill amortization and exceptional items from continuing operations was CHF 121 million in the first six months of 2002, compared to CHF 100 million in the first six months of 2001, or an increase of 21%.

	Six months ended June 30,
	2002		2001		Change
	(in CHF millions)	% of Total	(in CHF millions)	% of Total	(in CHF millions)%

Operating income before goodwill amortization and exceptional items
Orthopedics	120	84.5	105	88.2	15	14.3
Spine-Tech	18	12.7	5	4.2	13	260.0
Dental	11	7.7	5	4.2	6	120.0
Biologics and Group Management	-28	-19.7	-15	-12.6	-13	86.7
Continuing Operations	121	85.2	100	84.0	21	21.0
Cardiovascular	21	14.8	19	16.0	2	10.5
Total	142	100.0	119	100.0	23	19.3

SG&A expenses increased in the first six months of 2002 by CHF 12 million or 4% to CHF 321 million from CHF 309 million in the same period of 2001. As a percentage of sales, SG&A expenses decreased to 42% in the first six months of 2002 from 43% in the same period of 2001. While Centerpulse's stable cost structure contributed to this favorable improvement, it was slightly offset by the build-up of headquarters functions in Zurich in connection with downsizing activities at the Houston office. SG&A expenses for continuing operations increased by CHF 19 million, or 8%, from CHF 255 million in the first six months of 2001 to CHF 274 million in the same period of 2002.

R&D expenses decreased in the first six months of 2002 by CHF 11 million, or 18%, to CHF 51 million from CHF 62 million in the same period of 2001. This was due to the closing of Centerpulse's Denver biologics facility in the second half of 2001. R&D expenses for continuing operations decreased by CHF 7 million, or 16%, from CHF 45 million in the first six months of 2001 to CHF 38 million in the same period in 2002.

	Six months ended June 30,
	2002		2001		Change
	(in CHF millions)	% of Total	(in CHF millions)	% of Total	(in CHF millions)%

Operating income
Orthopedics	116	100.9	-848	105.3	964	n/a
Spine-Tech	3	2.6	43	-5.3	-40	-93.0
Dental	8	6.9	1	-0.1	7	700.0
Biologics and Group Management	-28	-24.3	-15	1.8	-13	86.7
Continuing Operations	99	86.1	-819	101.7	918	n/a
Cardiovascular	16	13.9	14	-1.7	2	14.3
Total	115	100.0	-805	100.0	920	n/a

Operating income increased by CHF 920 million to CHF 115 million in the first six months of 2002 from CHF -805 million in the first six months of 2001. As a percentage of sales, operating income was 15% in the first six months of 2002 compared to -111% in the same period of 2001. This increase was primarily due to a CHF 949 million provision for Centerpulse's estimated costs in connection with the Implant Litigation being taken in the first six months of 2001. The effects of this provision were partially offset by CHF 53 million of exceptional operating gains in the first six months of 2001 in connection with the settlement of patent infringement litigation with Surgical Dynamics, Inc., a Spine-Tech distributor.

At that time, the Company's estimate of the costs of the Implant Litigation, based on the tentative settlement agreement then reached, amounted to $783 million, less an expected $225 million contribution from Centerpulse's insurers. Excluding the impact of the Implant Litigation and exceptional operating costs in the first six months of 2002, operating income increased in the first six months of 2002 by CHF 24 million, or 27%, to CHF 115 million from CHF 91 million in the same period of 2001.

Operating income from continuing operations increased by CHF 918 million to CHF 99 million in the first six months of 2002 from CHF -819 million in the first six months of 2001. Excluding the impact of the Implant Litigation and exceptional operating items, operating income from continuing operations increased in the first six months of 2002 by CHF 22 million, or 29%, to CHF 99 million from CHF 77 million in the same period of 2001.

Financial income/expense was CHF 11 million in the first six months of 2002 compared to CHF -2 million in the same period of 2001, mainly as a result of currency gains on certain intercompany loans. Other non-operating expenses of CHF 19 million in the first half of 2001 did not recur in the same period in 2002, as they were mainly related to separation costs from Sulzer AG.

Taxes decreased in the first six months of 2002 by CHF 249 million from CHF 219 million in the first six months of 2001 to CHF -30 million, reflecting tax benefits booked in 2001 in relation to the Settlement Agreement in the United States.

Net Income

Net income increased by CHF 703 million in the first six months of 2002 to CHF 95 million from CHF -608 million in the first six months of 2001 primarily as a result of the provision made in connection with the Settlement Agreement in 2001. Favorable increases in operating income and financial income and decreases in other non-operating expenses also contributed to the increase in net income.

Net income from continuing operations was CHF 87 million in 2002 compared to CHF -614 million in 2001.

Orthopedics Division

The following table presents the Orthopedics Division's results of operations for the six months ended June 30, 2002 and 2001.

	Six months ended June 30,
	2002		2001		Change
	(in CHF millions)	% of net sales	(in CHF millions)	% of net sales	(in CHF millions)%

Net sales	478	100	449	100	29	6.5
Operating income before goodwill amortization and exceptional items	120	25.1	105	23.4	15	14.3
Hip and knee settlement	0		-949	n/a	949	-100.0
Exceptional operating items	0	0.0	0	0.0	0	0.0
Operating income/loss	116	24.3	-848	n/a	964	n/a

Net Sales

Net sales in the Orthopedics Division increased in the first six months of 2002 by CHF 29 million, or 7%, from CHF 449 million in the first six months of 2001 to CHF 478 million. The increase was due primarily to the positive results obtained by certain products, including, in particular, the Natural-Knee® II, which has performed strongly in terms of price development and gross margin, along with the CLS™ hip shaft, the Alloclassic™ hip stem and the INNEX™ knee system. In Spring 2002, Centerpulse introduced the UniSpacer™ in the United States and has experienced favorable results, with sales of approximately $2 million generated during the first six months of 2002. This introduction has created interest in this product in both Europe and Asia. The European launch of the UniSpacer™ is planned for the third quarter of 2002. North America, Europe and Asia all contributed to the increase in net sales.

Net sales by region	Europe	North America	Rest of World	Total

1st half 2002 (in CHF millions)	283	148	47	478
1st half 2001 (in CHF millions)	272	138	39	449
Growth rate nominal	4%	7%	20%	7%
Growth rate currency adjusted	8%	11%	30%	11%

In Europe, knee implants and trauma products, in particular, provided higher than expected market growth. Centerpulse's sales growth in the first quarter of 2002 was mainly driven by higher knee device sales, while growth in the second quarter was stronger in hip devices. France and Germany, the division's main European markets, drove sales growth for this region. Volume continued to be a positive factor in sales growth but prices came under continued pressure from heightened competition and changed purchasing policies at larger hospitals. Centerpulse experienced price declines in Europe in the first six months of 2002 compared to the same period in 2001, which it believes was in line with market developments.

Knee implants also made a decisive contribution to sales growth in the first six months of 2002 in the United States, where Durasul™ was the main generator of sales. The new hip implant system Converge™ has been very well received on the market and is also making decisive contribution to the recovery of the Orthopedics Division's U.S. business. Further price rises were introduced in the United States, especially for innovative products such as UniSpacer™. Centerpulse achieved an average price increase of approximately 5% in the United States for its products in the first six months of 2002 compared to the same period of 2001, which it believes was in line with market developments.

The Company believes that the impact of the Implant Litigation on the performance of its Orthopedics Division has been partly reversed since 2001. Unit sales in North America in the first six months of 2002 were 1% higher in hip implants and 3% higher in knee implants than in the first six months of 2001. Unit sales worldwide in the first six months of 2002 were 6% higher in hip implants and 12% higher in knee implants than in the first six months of 2001. This development was supplemented by price increases, resulting in higher revenues of 4% in hip implants and 11% in knee implants in the first six months of 2002 compared to the first six months of 2001.

Another market of strategic importance to Centerpulse is Japan, where currency adjusted net sales rose 19% in the first six months of 2002 compared to the same period in 2001.

Cost of sales in the first six months of 2002 compared to the same period in 2001 increased primarily as a result of the increase in net sales in the Orthopedic Division and an increase in product liability insurance expense. Cost of sales also increased due to a shift in the sales mix in favor of knee implants, which have a higher cost of sales than hip implants, and instrument depreciation.

Operating Income

Operating income before goodwill amortization and exceptional items increased in the first six months of 2002 by CHF 15 million, or 14%, to CHF 120 million from CHF 105 million in the same period in 2001. Operating income before goodwill amortization and exceptional items increased mainly as the result of an increase in gross profit and a reduction of R&D expenses.

SG&A expenses increased in the first six months of 2002 compared to the same period in 2001 primarily due to increased sales commissions resulting from an increase in net sales. This increase was partially offset by a reduction in general and administrative expenses due to lower consultancy expenses following completion of the initial phase of the global supply chain project.

R&D expenses decreased 20% in the first six months of 2002 compared to the same period in 2001 primarily as a result of streamlining and focusing R&D activities, as well as a result of the downsizing of certain biologics research activities.

Operating income increased in the first six months of 2002 by CHF 964 million to CHF 116 million from CHF -848 million in the same period in 2001. Excluding the provision for the impact of the Implant Litigation, operating income increased in the first six months of 2002 by CHF 15 million, or 15%, to CHF 116 million from CHF 101 million in the same period of 2001.

Spine-Tech Division

The following table presents the Spine-Tech Division's results of operations for the six months ended June 30, 2002 and 2001.

	Six months ended June 30,
	2002		2001		Change
	(in CHF millions)	% of net sales	(in CHF millions)	% of net sales	(in CHF millions)%

Net sales	96	100.0	88	100.0	8	9.1
Operating income before goodwill amortization and exceptional items	18	18.8	5	5.7	13	260.0
Exceptional operating items	0	0.0	54	61.4	-54	-100.0
Operating income/loss	3	3.1	43	48.9	-40	-93.0

Net Sales

Net sales in the Spine-Tech Division increased in the first six months of 2002 by CHF 8 million, or 9%, to CHF 96 million from CHF 88 million in the same period of 2001. Adjusted for Proceed™ revenues, a product range discontinued in September 2001, net sales increased by 20%. Proceed™ is a product range for which the Company acted as a third-party distributor, a role that was discontinued following the acquisition of the manufacturer by another party.

As in the past, almost 90% of net sales of spine implants were made in the United States in the first half of 2002. Cervical implant products showed the strongest growth during this period, reflecting the Division's success in targeting neurosurgeons for its cervical products. The main products that contributed to this growth were the Trinica™ fixation plates and the BAK/C® interbody fusion cages, as well as products for the lumbar spine, such as Silhouette™ and BP/Lordotic™.

In Europe, Dynesys™ continued to generate growth. Stable costs combined with increasing net sales, and the discontinuation of Proceed™, contributed to a significant improvement in gross margin for the Spine-Tech Division.

Net sales by region	Europe	North America	Rest of World	Total

1st half 2002 (in CHF millions)	10	83	3	96
1st half 2001 (in CHF millions)	9	76	3	88
Growth rate nominal	5%	9%	15%	8%
Growth rate currency adjusted	8%	13%	36%	13%

Cost of sales in the first six months of 2002 compared to the same period in 2001 decreased primarily as a result of a favorable product mix and cost structure. As the Spine-Tech Division outsources substantially all of its manufacturing, its cost of goods sold mainly consists of manufacturing costs. Despite the increase in sales in the first six months of 2002, the Spine-Tech Division's cost of sales decreased due to a reduction in costs related to the amortization of existing technology. The discontinuation of the Proceed™ product line, with its relatively high costs of sales, also contributed to the reduction.

Operating Income

Operating income before goodwill amortization and exceptional items increased in the first six months of 2002 by CHF 13 million, or 260%, to CHF 18 million from CHF 5 million in the same period of 2001. This increase was primarily due to strong gross profit development in the first six months of 2002 compared to 2001 and decreases in SG&A and R&D expenses.

SG&A expenses decreased in the first six months of 2002 compared to the same period in 2001 primarily as a result of the combination of certain of Spine-Tech's administrative services with those of Sulzer IntraTherapeutics Inc., as well as further streamlining of the administrative structure at Spine-Tech, which resulted in a substantial headcount reduction of employees compared to June 2001.

R&D expenses decreased in the first six months of 2002 compared to the same period in 2001 primarily as a result of downsizing certain biologics research activities.

Operating income decreased in the first six months of 2002 by CHF 40 million, or 93%, to CHF 3 million from CHF 43 million in the same period of 2001. The decrease was principally due to non-recurring income of CHF 54 million related to the settlement of patent infringement litigation with Surgical Dynamics, Inc., a Spine-Tech distributor, in the United States in the first half of 2001.

Excluding the impact of the non-recurring income and exceptional operating costs, operating income would have increased in the first six months of 2002 by CHF 14 million to CHF 3 million from CHF -11 million in the same period of 2001. This increase was due to an increase in gross profit and a reduction in SG&A and R&D expenses and goodwill amortization.

Dental Division

The following table presents the Dental Division's results of operations for the six months ended June 30, 2002 and 2001.

	Six months ended June 30,
	2002		2001		Change
	(in CHF millions)	% of net sales	(in CHF millions)	% of net sales	(in CHF millions)%

Net sales	66	100	57	100	9	15.8
Operating income before goodwill amortization and exceptional items	11	16.7	5	8.8	6	120.0
Exceptional operating items	0	0.0	0	0.0	0	0.0
Operating income/loss	8	12.1	1	1.8	7	700.0

Net Sales

Net sales grew in the Dental Division in the first six months of 2002 by CHF 9 million, or 15.8%, to CHF 66 million from CHF 57 million in the same period of 2001. Adjusted for currency effects, net sales increased by 20% in the first six months of 2002. Sales of the Tapered Screw-Vent®, Spline®, AdVent™ and Tapered SwissPlus™ contributed significantly to this growth.

France, Germany, Israel and the Pacific region have recorded substantial growth rates. New sales structures in Europe contributed to this growth. In Germany and France, the Dental Division's products are now sold directly by division employees, and a European sales manager has been appointed. A sales contract was also concluded with Atlantis Components Inc. in May 2002 for the supply of patient-specific titanium abutments made using Atlantis' software and laser technology for the rapid production of custom implants. This provides the Dental Division with access to a new market sector, the mass customized dental implant market. This agreement with Atlantis is worldwide and non-exclusive. Atlantis will begin supplying customized abutments to the Dental Division in the United States in September 2002.

Net sales by region	Europe	North America	Rest of World	Total

1st half 2002 (in CHF millions)	15	40	11	66
1st half 2001 (in CHF millions)	13	37	7	57
Growth rate nominal	10%	8%	68%	16%
Growth rate currency adjusted	14%	12%	79%	20%

Cost of sales in the first six months of 2002 compared to the same period in 2001 decreased 11.5% primarily as a result of improved manufacturing efficiencies, particularly at the Calabasas, California machine shop.

Operating Income

Operating income before goodwill amortization and exceptional items increased in the first six months of 2002 by CHF 6 million, or 120%, to CHF 11 million from CHF 5 million in the same period of 2001. This increase was the result of an increase in gross profit, partially offset by a CHF 7 million increase in SG&A expenses.

SG&A expenses increased by 29.2% in the first six months of 2002 compared to the same period in 2001 primarily as a result of as a result of investments in selling and marketing, including the hiring of a number of sales representatives for Paragon product lines.

R&D expenses remained approximately the same in the first six months of 2002 as in the same period in 2001 due to a consistent level of investment in R&D activities.

Operating income increased in the first six months of 2002 by CHF 7 million, or 700%, to CHF 8 million from CHF 1 million in the same period of 2001. This increase was primarily due to an increase in gross profit, offset partially by an increase in SG&A expenses.

Cardiovascular Division

The following table presents the Cardiovascular Division's results of operations for the six months ended June 30, 2002 and 2001. These results exclude CHF 3 million and CHF 4 million in the first six months of 2002 and 2001, respectively, which would have been included in the SG&A expenses of the Cardiovascular Division if it were a continuing operation.

	Six months ended June 30,
	2002		2001		Change
	(in CHF millions)	% of net sales	(in CHF millions)	% of net sales	(in CHF millions)%

Net sales	127	100	130	100	-3	-2.3
Gross profit	84	66.1	90	69.2	-6	-6.6
Operating income before goodwill amortization and exceptional items	21	16.5	19	14.6	2	10.5
Exceptional operating items	0	0.0	0	0.0	0	0
Operating income/loss	16	12.6	14	10.8	2	14.3

Net Sales

Net sales decreased in the first six months of 2002 by CHF 3 million, or 2%, in the Cardiovascular Division to CHF 127 million from CHF 130 million in the same period of 2001. Prices of mechanical heart valves continued to decrease in Europe and Asia, due to the change in market preference to tissue heart valves. This led to a further decrease in net sales of 5% when adjusted for currency effects. Net sales increased only in South America, Eastern Europe and the United States.

Currency adjusted net sales in stents and grafts rose by 17% in the first six months of 2002 compared to the same period in 2001. Net sales of stents increased due to increased net sales of the Protegé product line in the United States. Net sales of grafts also showed significant growth in the United States, Japan and the Middle East. Gelsoft PlusTM/®, GelweaveTM/® and SEALPTFE™ were the main drivers of this growth.

Net sales by region	Europe	North America	Rest of World	Total

1st half 2002 (in CHF millions)	42	62	23	127
1st half 2001 (in CHF millions)	46	60	24	130
Growth rate nominal	-8%	4%	-3%	-2%
Growth rate currency adjusted	-5%	8%	0%	2%

Cost of sales in the first six months of 2002 compared to the same period in 2001 increased despite a decrease in net sales. The increase in cost of sales was primarily due to costs associated with downsizing production capacity at Sulzer Carbomedics Inc., although this increase was partly offset by margin improvements in the stents and grafts business lines. These improvements resulted from an inventory step-up that was fully amortized during 2001 and the amortization of existing technology in the first half of 2001.

Operating Income

Operating income before goodwill amortization and exceptional items increased CHF 2 million from CHF 19 million to CHF 21 million in the first six months of 2002.

SG&A expenses decreased in the first six months of 2002 compared to the same period in 2001 primarily due to restructuring of the Sulzer IntraTherapeutics Inc. sales force at the end of 2001, as well as a reduction in general and administrative expenses in the mechanical valve business line as a consequence of the downward trend in sales.

R&D expenses decreased in the first six months of 2002 as in the same period in 2001 due to a lower number of expensive clinical trials, as well as a clearer focus on a lower number of projects.

Operating income increased in the first six months of 2002 by CHF 2 million, or 14%, to CHF 16 million from CHF 14 million in the same period of 2001.

Business segment reconciliation

	Six months ended June 30,
	2002		2001		Change
	(in CHF millions)	% of Total	(in CHF millions)	% of Total	(in CHF millions)%

Divisional operating income:
Orthopedics	116	100.9	-848	105.3	964	n/a
Spine-Tech	3	2.6	43	-5.3	-40	-93.0
Dental	8	6.9	1	-0.1	7	700.0
Cardiovascular	16	13.9	14	-1.7	2	14.3
Total	143	124.3	-790	98.2	933	n/a
Biologics and Group Management	-28	-24.3	-15	1.8	-13	86.7
Operating income/loss	115	100.0	-805	100.0	920	n/a

Operating income from Biologics and Group Management decreased due to non-recurring expenses for the concentration of group functions in the Zurich headquarters and restructuring costs for the downsizing of the Houston offices.

Year Ended December 31, 2001 and 2000

The following table presents consolidated results of operations for the year ended December 31, 2001 and 2000, which have not been modified for the planned divestiture of the Cardiovascular Division.

	For the year ended December 31, 2001		For the year ended December 31, 2000		Change between years ended December 31, 2001 and 2000
	(in CHF million)	% of net sales	(in CHF million)	% of net sales	(in CHF million)%

Net sales	1,418	100.0	1,347	100.0	71	5.3
Cost of sales	-540	-38.1	-420	-31.2	-120	28.6
Gross profit	878	61.9	927	68.8	-49	-5.3
Selling, general and administrative expenses	-648	-45.7	-555	-41.2	-93	16.8
R&D expenses	-130	-9.2	-108	-8.0	-22	20.4
Other operating income/expenses	0	0	6	0.4	-6	-100.0
Operating income before goodwill amortization and exceptional items	100	7.1	270	20.0	-170	-63.0
Goodwill amortization	-57	-4.0	-39	-2.9	-18	46.2
Hip and knee settlement	-1,476	-104.1	0	0.0	-1,476	n/a
Exceptional operating items	-198	-14.0	-1	-0.1	-197	197.0
Operating income/loss	-1,631	-115.0	230	17.1	-1,861	n/a
Financial income/expenses	7	0.5	29	2.2	-22	-75.9
Other non-operating income/expenses	-21	-1.5	0	0	-21	n/a
Income/loss before taxes	-1,645	-116.0	259	19.2	-1,904	n/a
Taxes	454	32.0	-67	-5.0	521	n/a
Net income/net loss before minority interests	-1,191	-84.0	192	14.3	-1,383	n/a
Minority Interests	-2	-0.1	-2	-0.1	0	0.0
Net income/net loss	-1,193	-84.1	190	14.1	-1,383	n/a
Per registered share/per ADS (in CHF)
Adjusted basic income per share	-119.62		19.01		-138.63	-729.2
Adjusted basic income per ADS	-11.96		1.9		-13.86	-729.5
Adjusted diluted income per share	-119.62		18.98		-138.60	-730.2
Adjusted diluted income per ADS	-11.96		1.89		-13.86	-729.5

Net Sales

Net sales increased by CHF 71 million, or 5%, to CHF 1,418 million in 2001 from CHF 1,347 million in 2000. Adjusted for acquisitions, sales in 2001 were broadly stable compared to 2001, with a decrease of 1% to CHF 1,326 million in 2001. Net sales increased in North America by CHF 27 million, or 5%, and increased in Europe by CHF 34 million, or 6%, and increased in the rest of the world by CHF 10 million, or 7%. Adjusted for acquisition and currency effects, net sales increased by 1%, reflecting 6% growth in Europe, -6% growth in North America and 6% growth in rest of the world.

	Year ended December 31,
	2001		2000		Change
	(in CHF millions)	% of Total	(in CHF millions)	% of Total	(in CHF millions)%

Net sales
Orthopedics	855	60.3	861	63.9	-6	-0.7
Spine-Tech	175	12.3	179	13.3	-4	-2.2
Dental	120	8.5	57	4.2	63	110.5
Continuing Operations	1,150	81.1	1,097	81.4	53	4.8
Cardiovascular	268	18.9	250	18.6	18	7.2
Total	1,418	100.0	1,347	100.0	71	5.3

Compared to net sales in 2000, Orthopedics Division net sales decreased by 1%, Spine-Tech Division net sales decreased by 2% and Dental Division net sales increased by 110% in 2001. The strong currency adjusted growth in net sales in Europe of hip and knee implants of 7% was offset by a 9% decline in currency adjusted net sales of hip and knee implants in the United States as a result of the recall and the market withdrawal of the affected implants in the United States. The decline in Spine-Tech's net sales was due to the discontinuation of the distribution of the product Proceed™ in the fourth quarter, as well as reduced cage sales in a shrinking cage market. The strong increase in Dental Division net sales was related to the acquisition of Paragon at the beginning of 2001.

Cardiovascular Division net sales grew by CHF 18 million, or 7%, to CHF 268 million in 2001 from CHF 250 million in 2000. However, the acquisition and currency adjusted growth rate was -2%. The strong growth in tissue valve sales did not offset the declining sales volume of mechanical heart valves in the Cardiac Care Business Unit. In the Vascular Business Unit, revenues were increased through the acquisition of IntraTherapeutics Inc., as well as through organic growth.

Net sales from continuing operations increased in 2001 by CHF 53 million, or 5%, to CHF 1,150 million from CHF 1,097 million in 2000.

Net sales by region	Europe	North America	Rest of World	Total

2001 (in CHF millions)	640	629	149	1418
2000 (in CHF millions)	606	602	139	1347
Growth rate nominal	5.6%	4.5%	7.3%	5.3%
Growth rate acquisition adjusted	2.8%	-5.8%	-1.3%	-1.5%
Growth rate acquisition and currency rate adjusted	5.5%	-5.5%	5.5%	0.5%

Gross Profit

Gross profit decreased in 2001 by CHF 49 million, or 5.3%, to CHF 878 million from CHF 927 million in 2000. The decrease in gross profit was a result of an increase in cost of sales by 29%, which was only partially offset by an increase in sales of 5%.

Cost of sales increased in 2001 by CHF 120 million, or 29%, to CHF 540 million from CHF 420 million in 2000. Cost of sales as a percentage of net sales increased to 38% in 2001 from 31% in 2000. Cost of sales increased due to non-recurring charges in the fourth quarter amounting to CHF 83 million. These mainly resulted from the amortization of an inventory step-up related to the acquisition of IntraTherapeutics Inc., inventory allowances for discontinued products, write-down related to previously non-depreciated surgical instruments, technology license write-down, patent litigation expenses, corporate name change and other items. CHF 33 million of these charges were included in the depreciation and amortization of CHF 195 million reported in 2001. A strict review of purchase and distribution agreements, inventory and receivables initiated by management in 2001 resulted in the one-off charges. However, they were part of business operations and did not qualify as "Exceptional items." As a result of those charges and increased product liability costs, gross margin dropped from 69% to 62%. Cost of sales for continuing operations increased CHF 85 million, or 25%, from CHF 347 million in 2000 to CHF 432 million in 2001.

Gross margin from continuing operations decreased from 65% in 2000 to 63% in 2001. This decrease was partly due to CHF 11 million of the non-recurring charges described above.

Operating Income

Operating income before goodwill amortization and exceptional items decreased 63% from 2000 to 2001. Operating income before goodwill amortization and exceptional items was CHF 100 million in 2001 compared to CHF 270 million in 2000.

	Year ended December 31,
	2001		2000		Change
Operating income before goodwill amortization and exceptional items
	(in CHF millions)	% of Total	(in CHF millions)	% of Total	(in CHF millions)%

Orthopedics	134	134.0	196	72.6	-62	-31.6
Spine-Tech	-13	-13.0	24	8.9	-37	n/a
Dental	9	9.0	2	0.7	7	350.0
Biologics and Group Management	-39	-39.0	-21	-7.8	-18	-85.7
Continuing Operations	91	91.0	201	74.4	-110	-54.7
Cardiovascular	9	9.0	69	25.6	-60	-87.0
Total	100	100.0	270	100.0	-170	-63.0

SG&A expenses increased in 2001 by CHF 93 million, or 17%, to CHF 648 million from CHF 555 million in 2000. As a percentage of sales, SG&A expenses increased from 41% in 2000 to 46% in 2001. The increase was primarily due to the decision to restructure Centerpulse's management companies. Centerpulse is shifting from a dual headquarters structure (Winterthur and Houston) to one headquarters in Zurich, supported by some corporate functions at Houston, Texas. Centerpulse incurred further non-recurring charges in the fourth quarter of 2001, amounting to CHF 25 million. These charges were mainly related to receivables and bad-debt adjustments. In 2001, CHF 11 million of this amount was included in the CHF 195 million of depreciation and amortization reported by Centerpulse. SG&A expenses for continuing operations increased in 2001 compared to 2000 by CHF 61 million, or 13%, from CHF 475 million in 2000 to CHF 536 million in 2001.

R&D expenses increased in 2001 by CHF 22 million from CHF 108 million in 2000 to CHF 130 million. As a percentage of sales, R&D expenses increased from 8% in 2000 to 9% in 2001. R&D expenses increased mainly due to a reclassification of costs in the Orthopedics Division, as well as significant expenses on a project in the Cardiovascular Division.

Goodwill amortization increased in 2001 compared to 2000 due to the acquisitions of Paragon and IntraTherapeutics Inc. at the beginning of 2001.

Operating income before goodwill amortization and exceptional items from continuing operations decreased in 2001 by CHF 110 million, or 55%, to CHF 91 million from CHF 201 million in 2000.

The exceptional operating items in 2001 amounted in total to CHF 1.67 billion, of which 5%, or CHF 78 million, related to the discontinued operations. The majority of the exceptional items related to the provision in respect of the Implant Litigation, which was US$ 873 million (or CHF 1,476 million). As described in further detail in Note 10 to consolidated financial statements, exceptional operating items in 2001 further included various impairment charges totaling CHF 91 million (such as impairment in the goodwill of IntraTherapeutics Inc.) and write-downs in investments and minority holdings in ReGen Inc, Orquest Inc., @Outcome Inc. and Orthosoft Inc. totaling CHF 50 million, as well as costs totaling CHF 105 million mainly related to re-branding and restructuring costs in a number of subsidiaries following the spin-off from Sulzer Ltd. Exceptional operating items further included litigation settlement income related to patent infringement litigation with Surgical Dynamics, Inc., a Spine-Tech distributor, of CHF 48 million.

	Year ended December 31,
	2001		2000		Change
Operating Income	(in CHF millions)	% of Total	(in CHF millions)	% of Total	(in CHF millions)%

Orthopedics	-1,370	84.0%	187	81.3%	-1,557	n/a
Spine-Tech	-35	2.1%	-4	-1.7%	-31	775.0%
Dental	2	-0.1%	2	0.9%	0	0.0%
Biologics and Group Management	-148	9.1%	-22	-9.6%	-126	573.0%
Continuing Operations	-1,551	95.1%	163	70.9%	-1,714	n/a
Cardiovascular	-80	4.9%	67	29.1%	-147	n/a
Total	-1,631	100.0%	230	100.0%	-1,861	n/a

Operating income decreased in 2001 by CHF 1,861 million to CHF -1,631 million from CHF 230 million in 2000. Excluding provisions in respect of the Implant Litigation and exceptional operating items, operating income would have decreased CHF 188 million, or 81%, to CHF 43 million from CHF 231 million in 2001. In addition to the SG&A and R&D expenses described above, the weak operating performance of Centerpulse's peripheral stent operations, acquired in 2001, contributed to the decrease in operating income.

Operating income from continuing operations was CHF -1,551 million in 2001 compared to CHF 163 million in 2000.

Financial income/expense was CHF 7 million in 2001 compared to CHF 29 million in 2000. This was mainly a result of the fact that the Company significantly reduced its cash balance through acquisitions and one-off costs, therefore receiving less interest income during 2001. Interest income decreased from CHF 38 million in 2000 to CHF 11 million in 2001, while interest expense remained constant in both years at CHF 8 million.

Non-operating expenses increased by CHF 21 million in 2001 compared to 2000 primarily as a result of the spin-off from Sulzer AG, and defense costs for the unsuccessful hostile takeover bid for Sulzer AG in 2000.

Taxes were CHF -67 million in 2000 compared to CHF 454 million in 2001, mainly as a result of tax benefits of CHF 350-400 million booked in connection with the Settlement Agreement.

Net Income

Net income decreased by CHF 1,383 million to CHF -1,193 million in 2001 from CHF 190 million in 2000. Net income was mainly affected by the exceptional items described above, partially offset by the deferred tax asset related to the Settlement Agreement booked in 2001.

Net income from continuing operations was CHF -1,121 million in 2001 compared to CHF 147 million in 2000.

Orthopedics Division

The following table presents the results of operations for the Orthopedics Division for the years ended December 31, 2001 and 2000.

	Year ended December 31,
	2001		2000		Change
	(in CHF millions)	% of net sales	(in CHF millions)	% of net sales	(in CHF millions)%

Net sales	855	100.0	861	100.0	-6	-0.7
Operating income before goodwill amortization and exceptional items	134	15.7	196	22.8	-62	-31.6
Hip and knee settlement	-1,476	-172.6	0	0.0	-1,476	n/a
Exceptional operating items	-19	-2.2	0	0.0	-19	n/a
Operating income/loss	-1,370	-160.2	187	21.7	-1,557	-832.6

Net Sales

Net sales decreased in 2001 by CHF 6 million, or 1%, to CHF 855 million from CHF 861 million in 2000. Adjusted for the effects of acquisitions and currency impacts, net sales increased by 1.5%.

Centerpulse's operations in Europe showed strong currency adjusted growth rates due mainly to the performance of knee implants, such as the Natural-Knee™ II, despite an average European orthopedic product price decrease of 3%.

The strong currency adjusted growth rates in Europe were offset by the declining market share in North America and a decline in the Orthopedic Division's North American sales of 9% as a result of the recall and market withdrawal of the affected hip and knee implants in North America. Sales in unit terms in the United States decreased by 21% in respect of hip implants and by 7% in respect of knee implants. These decreases were partly offset by price increases in North America in knee implants and, to a lesser extent, in hip implants.

Net sales by region	Europe	North America	Rest of World	Total

2001 (in CHF millions)	506	267	82	855
2000 (in CHF millions)	490	294	77	861
Growth rate nominal	3.3%	-9.2%	5.3%	-0.8%
Growth rate acquisition adjusted	3.3%	-9.2%	0.8%	-1.2%
Growth rate acquisition and currency adjusted	6.5%	-9.0%	10.5%	1.5%

Cost of sales in 2001 compared to 2000 increased primarily due to non-recurring items totaling CHF 61 million, such as a patent litigation provision, additional inventory obsolescence reserves, bad-debt and country-risk adjustments to receivables.

Operating Income

Operating income before goodwill amortization and exceptional items decreased in 2001 by CHF 62 million, or 32%, to CHF 134 million from CHF 196 million in 2000. This decrease was due mainly to a significant decrease in gross profit, an increase in cost of sales, SG&A and R&D expenses.

SG&A expenses increased slightly in 2001 compared to 2000 primarily as a result of costs associated with the launch of a supply chain and global data warehouse project, as well as increased accounts receivable reserves, and accruals for marketing support activities. Non-recurring adjustments amounted to CHF 14 million in 2001.

R&D expenses increased in 2001 compared to 2000 primarily due to a reclassification of surgeons' consulting expenses previously recorded as SG&A expenses.

Operating income decreased in 2001 by CHF 1,557 million to CHF -1,370 million from CHF 187 million in 2000. Operating income was mainly affected by the provision in connection with the Implant Litigation in 2001, which was CHF -1,476 million, as well as exceptional operating items for the write-down of intangible assets. Excluding the impact of this provision and these exceptional operating items, operating income would have decreased by CHF 62 million, or 33.2%, to CHF 125 million in 2001 from CHF 187 million in 2000.

Spine-Tech Division

The following table presents the Spine-Tech Division's results of operations for the years ended December 31, 2001 and 2000.

	Year ended December 31,
	2001		2000		Change
	(in CHF millions)	% of net sales	(in CHF millions)	% of net sales	(in CHF millions)%

Net sales	175	100.0	179	100.0	-4	-2.2
Operating income before goodwill amortization and exceptional items	-13	-7.4	24	13.4	-37	n/a
Exceptional operating items	9	5.1	0	0.0	9	n/a
Operating income/loss	-35	-20.0	-4	-2.2	-31	775.0

Net Sales

Net sales decreased in 2001 by CHF 4 million, or 2%, to CHF 175 million from CHF 179 million in 2000. Currency adjusted net sales decreased by 1.5% in 2001 compared to 2000. The decrease mainly resulted from the decrease in BAK/L® and BAK/Proximity™ cage sales due to cage market shrinkage, which was partly offset by the launch of BAK/C®, the new cervical plate, Trinica™ and new Proximity BP™ cage sales. Sales in cage products decreased by 22% to CHF 93 million, and sales in other product areas increased by 38% to CHF 83 million.

Net sales by region	Europe	North America	Rest of World	Total

2001 (in CHF millions)	17	153	5	175
2000 (in CHF millions)	12	161	6	179
Growth rate nominal	33.3%	-4.5%	-9.9%	-2%
Growth rate currency adjusted	37.0%	-4.5%	1.0%	-1.5%

Cost of sales in 2001 compared to 2000 increased 38.9% despite decreased sales due to an unfavorable change in mix toward lower-margin products in 2001, as well as non-recurring charges of CHF 16 million in 2001 relating to obsolescence reserves booked as a result of the decline in cage sales.

Operating Income

Operating income before goodwill amortization and exceptional items decreased by CHF 37 million in 2001 to CHF -13 million from CHF 24 million in 2000. This decrease was driven by an increase in SG&A expenses.

SG&A expenses increased in 2001 compared to 2000 primarily as a result of increased commission expenses due to the implementation of an accelerated commission structure, as well as the implementation of a non-recurring bad debt reserve of CHF 3 million.

R&D expenses increased in 2001 compared to 2000 primarily due to increased headcount, as well as certain amortization costs.

Operating loss increased in 2001 by CHF 31 million to CHF -35 million from CHF -4 million in 2000. Operating income was affected by an increase in goodwill amortization of CHF 3 million due to an increased number of patents acquired during 2001. Operating income was further affected by exceptional operating items of CHF 9 million in 2001. Exceptional items included CHF 48 million in litigation settlement income, which was partly offset by existing technology write-down, provisions for tax compliance and restructuring costs.

Dental Division

The following table presents the results of operations for the Dental Division for the years ended December 31, 2001 and 2000.

	Year ended December 31,
	2001		2000		Change
	(in CHF millions)	% of net sales	(in CHF millions)	% of net sales	(in CHF millions)%

Net sales	120	100.0	57	100.0	63	110.5
Operating income before goodwill amortization and exceptional items	9	7.5	2	3.5	7	350.0
Exceptional operating items	0	0.0	0	0.0	0	n/a
Operating income/loss	2	1.7	2	3.5	0	0.0

Net Sales

Net sales increased in 2001 by CHF 63 million, or 111%, to CHF 120 million from CHF 57 million in 2000. Net sales were mainly impacted by the acquisition of Paragon at the beginning of 2001. Adjusted for currency effects, net sales growth was 5% in 2001 compared to 2000. Paragon products contributed CHF 61 million to net sales, while Sulzer Calcitek products net sales increased by CHF 2 million. In 2001, the Dental Division generated 66% of its revenues in North America, 21% in Europe and 13% in the rest of the world. While acquisition adjusted net sales in the United States and the rest of the world increased in 2001, sales in Europe decreased by 8%, mainly due to the decline in sales of Sulzer Calcitek products.

Net sales by region	Europe	North America	Rest of World	Total

2001 (in CHF millions)	25	79	16	120
2000 (in CHF millions)	14	36	7	57
Growth rate nominal	87.4%	116.8%	121.1%	110%
Growth rate acquisition adjusted	-7.5%	7.0%	9.5%	4.0%
Growth rate acquisition and currency adjusted	-4.5%	7.5%	10.0%	5.0%

Cost of sales in 2001 compared to 2000 increased as a result of increased sales and due to non-recurring items related to significant inventory write-downs of Paragon inventory after acquisition.

Operating Income

Operating income before goodwill amortization and exceptional items increased in 2001 by CHF 7 million, or 350%, to CHF 9 million from CHF 2 million in 2000.

SG&A expenses approximately doubled in 2001 compared to 2000 primarily as a result of the addition of sales representatives for Paragon products. The decrease in SG&A expenses as a percentage of net sales resulted from more intensive use of the existing marketing and administration department at Carlsbad to also support Paragon products. In addition, the Dental Division initiated a restructuring of the sales structure to unify the distribution of Calcitek and Paragon products on a regional basis, which contributed to the decrease in SG&A expenses.

R&D expenses remained approximately the same in 2001 as in 2000 due to a consistent level of investment in R&D activities.

Operating income was mainly affected by the increase in operating earnings, offset by the goodwill amortization of the Paragon acquisition.

Cardiovascular Division

The following table presents the results of operations for the Cardiovascular Division for the year ended December 31, 2001 and 2000. These results exclude administrative charges of CHF 8 million and CHF 6 million in 2001 and 2000, respectively, which would have been included in the SG&A expenses of the Cardiovascular Division if it were a continuing operation.

	Year ended December 31,
	2001		2000		Change
	(in CHF millions)	% of net sales	(in CHF millions)	% of net sales	(in CHF millions)%

Net sales	268	100.0	250	100.0	18	7.2
Operating income before goodwill amortization and exceptional items	9	3.4	69	27.6	-60	-87.0
Exceptional operating items	-78	-29.1	0	0.0	-78	n/a
Operating income/loss	-80	-29.8	67	26.8	-147	n/a

Net Sales

Net sales increased in 2001 by CHF 18 million, or 7%, from CHF 250 million in 2000 to CHF 268 million in 2001. Adjusted for the acquisition of IntraTherapeutics Inc. and for currency fluctuations, net sales growth was -1.5% in 2001 compared to 2000.

In the Vascular Care Business Unit, pricing pressures and the trend toward tissue valves continued to negatively affect net sales of mechanical heart valves in 2001. Mechanical heart valves net sales decreased by 9% worldwide in 2001, and the average selling price in 2001 for such valves decreased by 6%. In the Cardiac Care Business Unit, grafts net sales growth, acquisition and currency adjusted, in 2001 of 12% was driven by strong net sales in North America and an increase in sales of SEALPTFE™.

The acquisition of IntraTherapeutics Inc. at the beginning of 2001 contributed CHF 27 million in net sales in that year.

Net sales by region	Europe	North America	Rest of World	Total

2001 (in CHF millions)	87	134	47	268
2000 (in CHF millions)	90	112	48	250
Growth rate nominal	-2.5%	20.0%	-4.1%	7%
Growth rate acquisition adjusted	-4.0%	-2.5%	-5.5%	-3.5%
Growth rate acquisition and currency adjusted	-1.5%	-1.5%	-3.0%	-1.5%

Cost of sales in 2001 compared to 2000 increased primarily due to the introduction of stent products with lower margins, as well as certain non-recurring items related to inventory obsolescence adjustments of CHF 16 million.

Operating Income

Operating income before goodwill amortization and exceptional items decreased by CHF 60 million, or 87.0%, from CHF 69 million in 2000 to CHF 9 million in 2001.

SG&A expenses increased by 40% in 2001 compared to 2000. This increase was primarily due to the acquisition of IntraTherapeutics Inc. in 2001, which contributed CHF 37 million in additional overhead expenses, as well as an increase in the size of the direct sales force in the United States and the Netherlands in the Cardiac Care Business Unit.

R&D expenses increased in 2001 compared to 2000 primarily as a result of the acquisition of IntraTherapeutics Inc., which contributed CHF 10 million in additional R&D expenses principally in connection with a project in the grafts business line.

Operating income was CHF -80 million in 2001 compared to CHF 67 million in 2000. Operating income was mainly affected by goodwill amortization of the IntraTherapeutics Inc. acquisition and exceptional operating items of CHF 78 million in 2001. The exceptional operating items consisted of impairment charges for goodwill and existing technology in the newly acquired company IntraTherapeutics Inc., as well as various restructuring charges.

Business Segment Reconciliation

	Year ended December 31,
	2001		2000		Change
	(in CHF millions)	% of Total	(in CHF millions)	% of Total	(in CHF millions)%

Divisional operating Income:
Orthopedics	-1,370	84.0	187	81.3	-1,557	n/a
Spine-Tech	-35	2.1	-4	-1.7	-31	775.0
Dental	2	-0.1	2	0.9	0	0.0
Cardiovascular	-80	4.9	67	29.1	-147	n/a
Total	-1,483	90.9	252	109.6	-1,735	n/a
Biologics and Group Management	-148	9.1	-22	-9.6	-126	-572.7
Operating income/loss	-1,631	100.0	230	100.0	-1,861	n/a

Operating income decreased by CHF -1,861 million in 2001 from CHF 230 million to CHF -1,631 million in 2001. Operating income from Biologics and Group Management in 2001 included exceptional items amounting to CHF 110 million, including the costs for the closing of the Denver biologics following its R&D facility, write-off of investments in non-consolidated companies and provisions for the re-branding of Centerpulse following its separation from Sulzer AG.

Year Ended December 31, 2000 and 1999

The following table presents Centerpulse's consolidated results of operations for the years ended December 31, 2000 and 1999, which have not been modified for the planned divestiture of the Cardiovascular Division.

	Year ended December 31,
	2000		1999		Change
	(in CHF millions)	% of net sales	(in CHF millions)	% of net sales	(in CHF millions)%

Net sales	1,347	100	1,182	100	165	14.0
Cost of sales	-420	-31.2	-359	-30.4	-61	17.0
Gross profit	927	68.8	823	69.6	104	12.6
Selling, general and administrative expenses	-555	-41.2	-490	-41.5	-65	13.3
R&D expenses	-108	-8.0	-98	-8.3	-10	10.2
Other operating income/expenses	6	0.4	-1	-0.1	7	n/a
Operating income before goodwill amortization and exceptional items	270	20.0	234	19.8	36	15.4
Goodwill amortization	-39	-2.9	-46	-3.9	7	-15.2
Exceptional operating items	-1	-0.1	-254	-21.5	253	-100.0
Gain on the sale of the Electrophysiology Division	0	0.0	579	49.0	-579	-100.0
Operating income/loss	230	17.1	513	43.4	-283	-55.2
Financial income/expenses	29	2.2	17	1.4	12	70.6
Other non-operating income/expenses	0	0.0	0	0.0	0	0.0
Income/loss before taxes	259	19.2	530	44.8	-271	-51.1
Taxes	-67	-5.0	-46	-3.9	-21	45.7
Net income/net loss before minority interests	192	14.3	484	40.9	-292	-60.3
Minority interests	-2	-0.1	-1	-0.1	-1	100.0
Net income/net loss	190	14.1	483	40.9	-293	-60.7
Per registered share/per ADS (in CHF)
Adjusted basic income per share	19.01		48.37		-29.36	-60.7
Adjusted basic income per ADS	1.90		4.84		-2.94	-60.7
Adjusted diluted income per share	18.98		48.37		-29.39	-60.8
Adjusted diluted income per ADS	1.90		4.84		-2.94	-60.7

Net Sales

	Year ended December 31,
	2000		1999		Change
Net Sales	(in CHF millions)	% of Total	(in CHF millions)	% of Total	(in CHF millions)%

Orthopedics	861	63.9	759	64.2	102	13.4
Spine-Tech	179	13.3	168	14.2	11	6.5
Dental	57	4.2	45	3.8	12	26.7
Continuing Operations	1,097	81.4	972	82.2	125	12.9
Cardiovascular	250	18.6	210	17.8	40	19.0
Total	1,347	100	1,182	100	165	14.0

Net sales in 2000 increased by CHF 165 million, or 14%, from CHF 1,182 million in 1999 to CHF 1,347 million in 2000. Adjusted for currency effects, year-on-year net sales increased in 2000 by 8%. The continuing favorable acceptance of the Orthopedics Division products Metasul™ and Durasul™, which were introduced in 1999, were mainly responsible for the increase in sales in the United States. Sales growth in the United States was slightly hampered by the voluntary recall of some of the Inter-Op™ acetabular shells in December 2000.

In 2000, net sales of the Cardiovascular Division increased by CHF 40 million, or 19%, from CHF 210 million in 1999 to CHF 250 million, of which 9% was attributable to favorable exchange rates. It achieved this growth despite persistent price pressure in several markets, including Europe and North America.

Net sales by region	Europe	North America	Rest of World	Total

2000 (in CHF millions)	606	602	139	1,347
1999 (in CHF millions)	573	496	113	1,182
Growth rate nominal	5.8%	21.4%	22.6%	14%
Growth rate currency adjusted	8.0%	7.5%	8.0%	8.0%

Net sales from continuing operations increased by 13% in 2000 compared to 1999. Total net sales were CHF 1,097 million in 2000 compared to CHF 972 in 1999.

Gross Profit

Gross profit increased by in 2000 by CHF 104 million, or 12.6%, from CHF 823 million in 1999 to CHF 927 million in 2000. Cost of sales in 2000 increased by CHF 61 million, or 17%, from CHF 359 million in 1999 to CHF 420 million in 2000. This increase was mostly driven by the increase in sales volume in 2000. Cost of sales for continuing operations increased CHF 65 million, or 23.1%, from CHF 281 million in 1999 to CHF 346 million in 2000.

Gross margin fell from 69.6% in 1999 to 68.8% in 2000. Pressure on pricing, predominantly in Europe, and the reduced net sales of spinal implants in the United States were the main causes of the decrease. Gross margin from continuing operations decreased from 71.2% to 68.4% in 2000. This decrease was primarily the result of the reclassification of royalties from SG&A expenses to cost of goods sold.

Operating Income

	Year ended December 31,
	2000		1999		Change
Operating income before goodwill amortization and exceptional items	(in CHF millions)	% of Total	(in CHF millions)	% of Total	(in CHF millions)%

Orthopedics	196	72.6	148	63.2	48	32.4
Spine-Tech	24	8.9	29	12.4	-5	-17.2
Dental	2	0.7	2	0.9	0	-0.0
Biologics and Group Management	-21	-7.8	-11	-4.7	-10	90.9
Continuing Operations	201	74.4	168	71.8	33	19.6
Cardiovascular	69	25.6	66	28.2	3	4.5
Total	270	100.0	234	100.0	36	15.4

Operating income before goodwill amortization and exceptional items increased CHF 36 million, or 15%, from CHF 234 million in 1999 to CHF 270 million in 2000. SG&A expenses increased with net sales growth. However, as percentage of net sales, SG&A expenses decreased from 41.5% in 1999 to 41.2% in 2000.

The implementation of the "Redesign to World Class" project within the Orthopedics Division, which focused on improving manufacturing, R&D and marketing processes and resulted in a headcount reduction of more than 150 in the various subsidiaries, supported the increase in operating income before goodwill amortization and exceptional items. Costs associated with the launch of several new spinal implant products partially offset this gain.

Operating income before goodwill amortization and exceptional items from continuing operations increased CHF 33 million, or 20%, from CHF 168 million in 1999 to CHF 201 million in 2000.

The exceptional operating item in 2000 amounting to CHF 1 million represented Centerpulse's share of the exceptional operating costs of Centerpulse's majority shareholder resulting from an aborted merger plan for the full reintegration of Centerpulse into Sulzer Group in Autumn 2000.

The exceptional operating item in 1999 amounting to CHF 254 million related to a CHF 240 million goodwill impairment charge in the Spine-Tech Division, as well as CHF 14 million in restructuring costs.

	Year ended December 31,
	2000		1999		Change
Operating Income	(in CHF millions)	% of Total	(in CHF millions)	% of Total	(in CHF millions)%

Orthopedics	187	81.3	116	22.6	71	61.2
Spine-Tech	-4	-1.7	-238	-46.4	234	-98.3
Dental	2	0.9	2	0.4	-0	-0.0
Biologics and Group Management	-22	-9.6	568	110.7	-590	n/a
Continuing Operations	163	70.9	448	87.3	-285	-63.6
Cardiovascular	67	29.1	65	12.7	2	3.1
Total	230	100.0	513	100.0	-283	-55.2

Operating income was CHF 230 million in 2000 compared to CHF 513 million in 1999.

Operating income from continuing operations in 2000 decreased CHF 285 million from CHF 448 million in 1999 to CHF 163 million in 2000.

Net Income

Net income decreased CHF 293 million, or 61%, from CHF 483 million in 1999 to CHF 190 million in 2000. Increased interest rates and favorable exchange rates, as well as the repayments of short-term and long-term borrowings during 1999 positively impacted net income in that year. Interest income increased from CHF 33 million in 1999 to CHF 38 million in 2000, while interest expense decreased from CHF 21 million in 1999 to CHF 8 million in 2000, resulting in an increase in net interest income of CHF 18 million in 2000 compared to 1999.

Net income from continuing operations in 2000 decreased CHF 314 million to CHF 147 million in 2000 from CHF 461 million in 1999.

Orthopedics Division

The following table presents results of operations for Orthopedic Division for the years ended December 31, 2000 and 1999.

	Year ended December 31,
	2000		1999		Change
	(in CHF millions)	% of net sales	(in CHF millions)	% of net sales	(in CHF millions)%

Net sales	861	100	759	100	102	13.4
Operating income before goodwill amortization and exceptional items	196	22.8	148	19.5	48	32.4
Exceptional operating items	0	0.0	-14	-1.8	14	-100.0
Operating income/loss	187	21.7	116	15.3	71	61.2

Net Sales

Net sales increased in 2000 by CHF 102 million, or 13%, from CHF 759 million in 1999 to CHF 861 million.

In Europe, the continued success of hip and knee products such as Alloclassic®, CLS™, Natural Knee II® and Innex™ drove net sales growth.

The continuing favorable acceptance of the Orthopedics Division products, Metasul™ and Durasul™, which were introduced in 1999, were mainly responsible for the positive performance in the United States. Currency adjusted growth was 18% in North America in 2000 compared to 1999. The net sales growth in the United States was slightly hampered by the voluntary recall of some of the Inter-Op™ acetabular shells in December 2000.

Net sales by region	Europe	North America	Rest of World	Total

2000 (in CHF millions)	490	294	77	861
1999 (in CHF millions)	474	221	64	759
Growth rate nominal	3.4%	32.9%	20.5%	13.5%
Growth rate currency adjusted	6.0%	18.0%	6.0%	9.0%

Cost of sales increased 25.2% in 2000 compared to 1999 primarily due to the reclassification of royalties from SG&A expenses to cost of goods sold and due to an increase in net sales in 2000.

Operating Income

Operating income before goodwill amortization and exceptional items increased 32% from 1999 to 2000. Operating income before goodwill amortization and exceptional items was CHF 196 million in 2000 compared with CHF 148 million in 1999. This increase resulted from strong sales growth coupled with fixed overhead expenses. SG&A expenses as percentage of net sales were reduced significantly. The "Redesign to World Class" project, which focused on improving manufacturing, R&D and marketing processes and resulted in a headcount reduction of more than 150 employees in various subsidiaries, led to the significant reduction in overhead expenses.

Operating income increased 61% from 1999 to 2000. Operating income was CHF 187 million in 2000 compared to CHF 116 million in 1999. Lower amortization charges in 2000 due to completed amortization periods contributed to the improvement.

Spine-Tech Division

The following table presents the results of operations for the Spine-Tech Division for the year ended December 31, 2000 and 1999.

	Year ended December 31,
	2000		1999		Change
	(in CHF millions)	% of net sales	(in CHF millions)	% of net sales	(in CHF millions)%

Net sales	179	100.0	168	100.0	11	6.5
Operating income before goodwill amortization and exceptional items	24	13.4	29	17.3	-5	-17.2
Exceptional operating items	0	0.0	-240	-142.9	240	-100.0
Operating income/loss	-4	-2.2	-238	-141.7	234	-98.3

Net Sales

Net sales increased by 7% from 1999 to 2000. Total net sales were CHF 179 million in 2000 compared to CHF 168 million in 1999. Currency adjusted net sales growth was -4.0%.

The newly introduced spinal fusion systems in the United States (Silhouette™ and Proceed™) and the continuing favorable sales trend for spine-care products in Europe and Asia did not offset the decline in the U.S. market for interbody fusion cage systems (BAK™ and BAK/Proximity®).

Net sales by region	Europe	North America	Rest of World	Total

2000 (in CHF millions)	13	160	6	179
1999 (in CHF millions)	10	156	2	168
Growth rate nominal	36.1%	2.9%	164.9%	6.9%
Growth rate currency adjusted	40.0%	-9.0%	150.0%	-4.0%

Cost of sales increased in 2000 compared to 1999 primarily as a result of increased Silhouette™ and Proceed™ net sales, which are lower margin products and decreased the average margins of the products sold by the division in 2000 compared to 1999.

Operating Income

Operating income before goodwill amortization and exceptional items decreased 17.0% in 2000 compared to 1999. Operating income before goodwill amortization and exceptional items was CHF 24 million in 2000 compared to CHF 29 million in 1999. The decrease mainly resulted from the strengthening of the Swiss franc against the U.S. dollar. Almost all of the Spine-Tech Division's costs are in U.S. dollars. In addition, depreciation increased due to implementation of Oracle at the end of 1999.

Operating income was CHF -4 million in 2000 compared to CHF -238 million in 1999. Operating income in 1999 included a CHF 240 million charge for impairment of the goodwill of Spine-Tech Inc.

Dental Division

The following table presents the results of operations for the Dental Division for the year ended December 31, 2000 and 1999.

	Year ended December 31,
	2000		1999		Change
	(in CHF millions)	% of net sales	(in CHF millions)	% of net sales	(in CHF millions)%

Net sales	57	100.0	45	100.0	12	26.7
Operating income before goodwill amortization and exceptional items	2	3.5	2	4.4	0	0.0
Exceptional operating items	0	0.0	0	0.0	0	0.0
Operating income/loss	2	3.5	2	4.4	0	0.0

Net Sales

Net sales increased by 27% in 2000 compared to 1999. Net sales were CHF 57 million in 2000 compared to 45 million in 1999. Net sales increased due to an expansion in market share resulting from an increase in the number of sales representatives and product improvements.

Net sales by region	Europe	North America	Rest of World	Total

2000 (in CHF millions)	14	36	7	57
1999 (in CHF millions)	10	29	6	45
Growth rate nominal	30.3%	26.7%	16.2%	26.1%
Growth rate currency adjusted	31.0%	12.0%	-2.0%	14.0%

Cost of sales increased in 2000 compared to 1999 primarily due to an increase in the number of product offerings, which reduced manufacturing efficiency as production runs were done in smaller lots.

Operating Income

Operating income before goodwill amortization and exceptional items remained unchanged in 2000 compared to 1999. Operating income before goodwill amortization and exceptional items was CHF 2 million in 2000 compared to CHF 2 million in 1999.

SG&A expenses increased, reflecting the strengthening of the sales force and marketing programs to support sales expansion. R&D expenses increased in 2000 due to an increase in costs relating to additional biologics activities in that year.

No goodwill amortization or exceptional operating items were recorded in 2000.

Cardiovascular Division

The following table presents the results of operations for the Cardiovascular Division for the years ended December 31, 2000 and 1999. These results exclude administrative charges of CHF 6 million in each of 2000 and 1999 which would have been included in SG&A expenses of the Cardiovascular Division if it were a continuing operation.

	Year ended December 31,
	2000		1999		Change
	(in CHF millions)	% of net sales	(in CHF millions)	% of net sales	(in CHF millions)%

Net sales	250	100	210	100	40	19.0
Operating income before goodwill amortization and exceptional items	69	27.6	66	31.4	3	4.5
Exceptional operating items	0	0.0	0	0.0	0	0.0
Operating income/loss	67	26.8	65	31.0	2	3.1

Net Sales

In 2000, net sales of the Cardiovascular Division increased by 19% to CHF 250 million, of which 9% was attributable to favorable exchange rates. It achieved this growth despite persistent price pressure in several markets, especially the European heart valve market. The grafts business line showed strong growth in Japan. Adjusted for currency, net sales in the mechanical heart valve business increased by 7% worldwide in 2000 compared to 1999.

Net sales by region	Europe	North America	Rest of World	Total

2000 (in CHF millions)	90	112	48	250
1999 (in CHF millions)	79	90	41	210
Growth rate nominal	12.7%	23.7%	19.2%	18.7%
Growth rate currency adjusted	12.0%	9.0%	5.0%	9.0%

Cost of sales increased in 2000 compared to 1999 primarily due to the reclassification of royalties from SG&A expenses to cost of goods sold.

Operating Income

Operating income before goodwill amortization and exceptional items increased 5% in 2000 compared to 1999. Operating income before goodwill amortization and exceptional items was CHF 69 million compared to CHF 66 million in 1999. The improvement resulted from a higher gross profit. This improvement was partially offset by increased SG&A expenses due to marketing and launching costs for new products in the Cardiac Care Business Unit, as well as increased R&D expenses due to the acquisition of Mitroflow.

Operating income increased 3% in 2000 compared to 1999. Operating income was CHF 67 million in 2000 compared to CHF 65 million in 1999.

Business Segment Reconciliation

	Year ended December 31,
	2000		1999		Change
	(in CHF millions)	% of Total	(in CHF millions)	% of Total	(in CHF millions)%

Divisional operating income:
Orthopedics	187	81.3	116	22.6	71	61.2
Spine-Tech	-4	-1.7	-238	-46.4	234	-98.3
Dental	2	0.9	2	0.4	0	-0.0
Cardiovascular	67	29.1	65	12.7	2	3.1
Total	252	109.6	-55	-10.7	307	n/a
Biologics and Group Management	-22	-9.6	568	110.7	-590	n/a
Operating income/loss	230	100.0	513	100.0	-283	-55.2

LIQUIDITY AND CAPITAL RESOURCES

Overview

In 2000 and 1999, Centerpulse generated cash flows that were sufficient to fund operations. The balance sheet at year-end 2000 was still characterized by the strengthening impact of the net proceeds from the divestiture of the Electrophysiology Division in 1999. In 2001, Centerpulse did not generate cash flow from operating activities sufficient to fund investing activities, resulting in a reduction in its cash position at the end of 2001 compared to 2000 and for the first six months of 2002 compared to the same period in 2001.

Centerpulse expects its cash from operations to be adequate to meet its obligations to make interest payments and other anticipated operating cash needs, including planned capital expenditures through 2003.

Centerpulse's total capitalization of equity and interest-bearing long-term debt was CHF 0.84 billion as of June 30, 2002, CHF 0.80 billion as of December 31, 2001, CHF 2.01 billion as of December 31, 2000, and CHF 1.87 billion as of December 31, 1999.

	Jan-Jun 2002	Jan-Jun 2001	Jan-Dec 2001	Jan-Dec 2000	Jan-Dec 1999

Cash flow from operating activities	25	35	93	297	178
Cash flow from investing activities	-65	-502	-503	-153	936
Cash flow from financing activities	-4	-68	-88	-53	-739
Net effect of currency translation	-5	28	21	-4	32
Change in cash and cash equivalent	-49	-507	-477	87	407

Cash Flow from Operating Activities

Six Months Ended June 30, 2002 Compared To June 30, 2001

Cash flow from operating activities decreased by CHF 10 million to CHF 25 million in the first six months of 2002 from CHF 35 million in the same period in 2001. Included in the cash flow from operating activities in the first half of 2002 were exceptional cash outflows of approximately CHF 83 million related to legal fees in connection with the Implant Litigation and the separation from Sulzer AG.

Working capital (current assets minus current liabilities) amounted to CHF -113 million as of June 30, 2002 compared to CHF 435 million as of December 31, 2001. The decrease in working capital was primarily attributable to the reclassification in 2002 of $425 million due on November 4, 2002 under the Settlement Agreement from long-term provisions to short-term liabilities. Cash flow from operating activities was positively affected by reduction in inventories of CHF 33 million as a result of a focused inventory reduction program. This was offset by increased receivables in line with the strong net sales growth. Inventories plus trade accounts receivable less trade accounts payable amounted to CHF 656 million as of June 30, 2002 compared to CHF 649 million as of December 31, 2001.

Cash flow from operating activities for continuing operations amounted to CHF 15 million and CHF 43 million for the six months ended June 30, 2002 and 2001, respectively.

Years Ended December 31, 2001 Compared to December 31, 2000

Cash flow from operating activities decreased CHF 204 million to CHF 93 million in 2001 from CHF 297 million in 2000. Exceptional cash outflows of approximately CHF 100 million related to the Implant Litigation were recorded in 2001.

Working capital (current assets minus current liabilities) decreased CHF 592 million to CHF 435 million as of December 31, 2001 from CHF 1,027 million as of December 31, 2000. The decrease in working capital was primarily attributable to Paragon and IntraTherapeutics Inc. acquisitions being settled in cash for a total of $247 million, as well as to the formation of short-term provisions related to the Implant Litigation of $70 million. Cash flow from operating activities was negatively impacted by an increase in working capital in the Orthopedics Division due to sales growth in some new markets. Inventories plus trade accounts receivable less trade accounts payable amounted to CHF 649 million as of December 31, 2001 compared to CHF 621 million as of December 31, 2000.

Cash flow from operating activities for continuing operations amounted to CHF 77 million and CHF 222 million for 2001 and 2000, respectively.

Years Ended December 31, 2000 Compared to December 31, 1999

Cash flow from operating activities increased CHF 119 million to CHF 297 million in 2000 from CHF 178 million in 1999. Cash flow from operating activities was positively impacted by strong earnings growth.

Working capital (current assets minus current liabilities) increased by CHF 101 million to CHF 1,027 as of December 31, 2000 million from CHF 926 million as of December 31, 1999. The increase in working capital was primarily attributable to the growth of net sales and to the management of the net proceeds resulting from the divestiture of the Electrophysiology Division in 1999. Inventories plus trade accounts receivable less trade accounts payable amounted to CHF 621 million as of December 31, 2000 compared to CHF 599 million as of December 31, 1999.

Cash flow from operating activities for continuing operations amounted to CHF 222 million and CHF 150 million for 2000 and 1999, respectively.

Cash Flow from Investing Activities

Six Months Ended June 30, 2002 Compared to June 30, 2001

Cash flow from investing activities amounted to CHF -65 million compared to CHF -502 million in the first six months of 2001. In the first six months of 2002, CHF 32 million related to capital expenditures for tangible and intangible assets and CHF 21 million related to the acquisition of an Australian distributor.

Cash flow from investing activities for continuing operations amounted to CHF -63 million and CHF -521 million for the six months ended June 30, 2002 and 2001, respectively.

Years Ended December 31, 2001 Compared to December 31, 2000

Cash flow from investing activities amounted to CHF -503 million compared to CHF -153 million in 2000. In 2001, CHF 79 million related to capital expenditures for tangible and intangible assets and CHF 413 million related to the acquisition of Paragon and IntraTherapeutics Inc. The acquisitions in early 2001 of Paragon and IntraTherapeutics Inc. for a total purchase price of $247 million were both settled in cash.

Cash flow from investing activities for continuing operations amounted to CHF -493 million and CHF -419 million for 2001 and 2000, respectively.

Years Ended December 31, 2000 Compared to December 31, 1999

Cash flow from investing activities amounted to CHF -153 million in 2000 compared to CHF 936 million in 1999. In 2000, CHF 55 million related to capital expenditures for tangible and intangible assets. In 1999, CHF 1,037 million related to the divestiture of the Electrophysiology Division.

Cash flow from investing activities for continuing operations amounted to CHF -419 million and CHF 949 million for 2000 and 1999, respectively.

Cash Flow from Financing Activities

Six Months Ended June 30, 2002 Compared to June 30, 2001

Cash flow from financing activities amounted to CHF -4 million in the first six months of 2002 compared to CHF -68 million in the first half of 2001. Cash flow in the first six months of 2002 was primarily related to the retirement of certain debt. Cash flow in the first six months of 2001 was primarily related to dividends of CHF 60 million and an increase in treasury stock of CHF 6 million.

Cash flow from financing activities for continuing operations amounted to CHF -4 million and CHF -66 million for the six months ended June 30, 2002 and 2001, respectively.

Years Ended December 31, 2001 Compared to December 31, 2000

Cash flow from financing activities amounted to CHF -88 million compared to CHF -53 million in 2000. Cash flow in 2001 primarily related to dividends of CHF 60 million, the retirement of CHF 19 million in debt and an increase in treasury stock of CHF 9 million. Cash flow in 2000 primarily related to dividends of CHF 50 million, the retirement of CHF 4 million in debt, an increase in treasury stock of CHF 2 million, as well as payments in connection with the exercise of stock options of CHF 3 million in 2000.

Cash flow from financing activities for continuing operations amounted to CHF -78 million and CHF 325 million for 2001 and 2000, respectively.

Years Ended December 31, 2000 Compared to December 31, 1999

Cash flow from financing activities amounted to CHF -53 million in 2000 compared to CHF -739 million in 1999. Cash flow in 2000 primarily related to dividends of CHF 50 million, the retirement of CHF 4 million in debt, an increase in treasury stock of CHF 2 million, as well as payments in connection with the exercise of stock options of CHF 3 million in 2000. Cash flow in 1999 primarily reflected dividends of CHF 45 million and the retirement of CHF 696 million in debt, which was used to finance the acquisition of the Electrophysiology Division.

Cash flow from financing activities for continuing operations amounted to CHF 325 million and CHF -732 million for 2000 and 1999, respectively.

Liquidity Requirements

Centerpulse requires significant funds to finance its obligations under the Settlement Agreement due November 4, 2002. In order to satisfy these obligations, the Company has entered into a fully underwritten commitment with UBS AG, subject to certain conditions, for the Senior Credit Facility, which will provide loans in an aggregate amount up to $635 million. Accordingly, the Company does not intend to issue the CCI, but instead to pay the Settlement Trust a total of $725 million in cash, $300 million of which would otherwise have been in the form of the CCI. For further information with respect to the Senior Credit Facility, see "Funding the Implant Litigation."

If the CCI were issued it would result in an annual interest expense burden of $22.5 million calculated at a rate of 7.5% based on the CCI's principal value of $300 million. If issued, the CCI, including interest payments, must be settled by May 4, 2004. The significant indebtedness incurred through the Senior Credit Facility and the CCI, if issued, will require Centerpulse to generate sufficient cash flow to service and amortize its debt.

Furthermore, the Company may be required, in certain circumstances, including circumstances beyond its control, to refinance all or a portion of the loans borrowed under the Senior Credit Facility on or prior to March 1, 2003, by way of an issuance of debt securities or by arrangement for additional lenders or investors to purchase interests in the loans. Centerpulse expects its cash from operations to be adequate to meet these obligations and to make interest payments and satisfy other anticipated operating cash needs, including planned capital expenditures, through 2003. If for any reason adequate internal or external financing are not available as needed, Centerpulse may not be able to maintain and enhance its product offering or to meet its obligations and liabilities as they become due. This could lead to a loss of customers, as well as potential defaults under, and refinancing and restructuring of, its debt, including under the Senior Credit Facility. See "Description of Certain Indebtedness."

The following summarizes Centerpulse's contractual obligations and other commercial commitments as of December 31, 2001, and the effect such obligations and commitments are expected to have on Centerpulse's liquidity and cash flow in future periods:

		Less Than
		1 Year	2-3 Years	4-5 Years
					More Than 5 Years
Payments Due By Period	Total	(amounts in CHF millions)

Long-term debt	75	75	0	0	0
Operating leases	25	7	8	8	2
R&D commitments	0	0	0	0	0
Total contractual cash obligations	100	82	8	8	2

THE EURO

As of January 1, 1999, 11 of the 15 Member States of the European Union had adopted the euro as their common legal currency. On that date, these 11 countries established fixed euro conversion rates between their existing sovereign currencies and the euro. The transition period for the introduction of the euro began on January 1, 2002, with the former individual currencies of participating member states being completely removed from circulation on July 1, 2002.

Centerpulse has a plan in place to manage the systemic changes needed in connection with the introduction and utilization of the euro. Among other things, the plan called for most of Centerpulse's European companies to issue invoices in euros beginning January 1, 1999. Centerpulse believes the introduction of the euro has not had a material adverse effect on its financial condition or results of operations.

NEW ACCOUNTING STANDARDS

The Financial Accounting Standards Board has recently issued several new accounting standards, including SFAS No. 141 "Business Combinations," SFAS No. 142 "Goodwill and Other Intangible Assets" and SFAS No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets," which are effective for periods beginning on or after January 1, 2002.

The Group adopted SFAS No. 141 for all business combinations after June 30, 2001. This standard requires that all business combinations be accounted for using the purchase method, and it further clarifies the criteria for recognition of intangible assets separately from goodwill. Since June 30, 2001, Centerpulse has not engaged in any material business combinations.

Effective January 1, 2002, Centerpulse adopted SFAS No. 142 for existing goodwill and other intangibles for U.S. GAAP purposes. This standard eliminates the amortization of goodwill and intangible assets with indefinite useful lives and requires annual testing for impairment. It requires the assignment of assets acquired and liabilities assumed, including goodwill, to reporting units for the purpose of goodwill impairment testing. Under this standard, any impairment of goodwill will be written off and recognized as a cumulative effect of a change in accounting principle as of January 1, 2002. For IAS purposes, Centerpulse will continue to amortize goodwill on a straight-line basis not exceeding 20 years and purchased intangibles over periods ranging up to ten years.

Effective January 1, 2002, Centerpulse adopted SFAS No. 144. This standard supersedes and amends existing accounting literature related to the impairment and disposal of long-lived assets.

Centerpulse does not intend to adopt certain standards earlier than necessary. See Note 3 to the consolidated financial statements for a summary of the accounting and consolidation principles of Centerpulse.

MARKET-RATE-SENSITIVE INSTRUMENTS AND RISK MANAGEMENT

Due to the global nature of its operations, Centerpulse conducts its business in various foreign currencies and, as a result, is subject to the exposures that arise from foreign currency exchange rate movements. Such exposures arise from transactions denominated in foreign currencies, primarily intercompany loans and purchases of inventory, as well as from the translation of results of operations from outside of Switzerland.

Centerpulse manages volatility risks where necessary under its risk management policies. Through its foreign exchange risk policy, Centerpulse seeks to protect its net income and net worth in Swiss francs against major currency fluctuations. The foreign exchange risks are managed by the finance department based on strategies established consistently with the foreign exchange risk policy and are reviewed on a regular basis. The individual companies of the Centerpulse Group are responsible for protecting their net income and net worth in their local currencies from exchange rate volatility. In order to avoid any significant impact on a subsidiary's net income because of changes in foreign currency rates, transactional foreign currency risks are kept to a minimum or are hedged. Centerpulse mainly uses currency forward contracts to address the currency transaction risk. Adding and holding additional risk positions, especially speculative positions, without underlying operating transactions, is explicitly prohibited.

Due to its borrowings and cash position Centerpulse is also exposed to changes in interest risks. These risks are covered by Centerpulse's interest rate policy. Centerpulse's borrowings are expected to increase significantly by year-end 2002-in connection with its funding of the Settlement Agreement. See "Funding of the Implant Litigation" and "—Liquidity and Capital Resources."

FOREIGN CURRENCY EXCHANGE RATE RISK

The financial statements of Centerpulse are reported in Swiss francs as the Swiss franc reflects the economic substance of the underlying events and circumstances of the Company. However, 90% of Centerpulse's net sales of CHF 1,418 million in 2001 are denominated in currencies other than the Swiss franc. In addition, approximately 75% of Centerpulse's long-term debt is denominated in currencies other than the Swiss franc. As a result, fluctuations in exchange rates can have a significant effect on Centerpulse's net sales, operating results and financial position.

Centerpulse's financial instruments are subject to changes in fair values (as reported in the consolidated balance sheet) due to changes in market rates of exchange.

The net fair values of all foreign currency derivative contracts outstanding as of December 31, 2001 was CHF -1 million and as of December 31, 2000 was CHF 6 million. An analysis has been prepared to estimate the sensitivity of the fair value of all derivative instruments based on a hypothetical 10% unfavorable change in exchange rates as of December 31, 2001. The results of the estimation, which may vary from actual results, are as follows:

	As of December 31,
	2001	2000
10% adverse rate movement (at year-end rates)	(in CHF millions)

Loss	2.5	5
Gain	20.5	6

Losses and gains on underlying transactions or anticipated transactions would largely offset any gains and losses of fair value on derivative contracts. These offsetting gains and losses are not reflected in the above table. There were no anticipatory hedges as of December 31, 2001 or 2000.

In addition, a substantial portion of Centerpulse's assets are denominated in currencies other than the Swiss franc, predominantly the U.S. dollar, euro and the British pound sterling. As a result, fluctuations in exchange rates can have a significant effect on the translation. If Swiss francs were to have strengthened 10% against all other currencies, Centerpulse's equity, reported in Swiss francs, would have decreased by CHF 107 million in 2001 and by CHF 67 million in 2000.

INTEREST RATE RISK

Centerpulse had CHF 20 million in long-term borrowings as of December 31, 2001. The table below provides information about Centerpulse's financial instruments that are sensitive to changes in interest rates.

The notional amounts of outstanding debt as of December 31, 2001 are set forth in the following table:

	Carrying Values
								Total Fair Value
	2001	2002	2003	2004	2005	Thereafter	Total
Maturity dates as at year end	(in CHF millions)

Liabilities
Long-term borrowings:
Various, principally in Swiss francs, euro, pounds sterling, U.S. dollars and yen-floating based on LIBOR			20				20	20
Total Long-term borrowings			20				20	20
Short-term borrowings:
Other borrowings
Various, principally in Swiss francs, euros, pounds sterling, U.S. dollars and yen-floating based on LIBOR		75					75	75
Total short-term borrowing		75					75	75

Based upon the net cash position of CHF 61 million as of December 31, 2001, a decrease in short-term interest rates of 1% would have decreased Centerpulse's annual net interest income by CHF 0.6 million in 2001.

Centerpulse Ltd. (formerly Sulzer Medica Ltd.)
Financial Information

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Income Statements	46
Condensed Consolidated Balance Sheets	47
Condensed Consolidated Statements of Shareholders' Equity	48
Condensed Consolidated Cash Flow Statements	49
Notes to the Condensed Consolidated Financial Statements	50
Report of Independent Accountants	59

Centerpulse Ltd. (formerly Sulzer Medica Ltd.)

CONDENSED CONSOLIDATED INCOME STATEMENTS
Six months January–June
(unaudited)

	Notes	2002 Mill. USD(1)	2002 Mill. CHF	2001 Mill. USD(1)	2001 Mill. CHF

Net sales	3	467	766	425	723
Cost of sales		-152	-249	-137	-234

Gross profit		315	517	288	489

Selling, general and administrative expense		-196	-321	-182	-309
Research & development expense		-31	-51	-37	-62
Other operating income/expense		-2	-3	1	1

Operating income before goodwill amortization and exceptional items		86	142	70	119

Goodwill amortization		-16	-27	-17	-28
Exceptional operating items		—	—	-527	-896

Operating income/loss	3	70	115	-474	-805

Financial income/expense		7	11	-1	-2
Other non-operating income/expense		—	—	-11	-19

Income before taxes		77	126	-486	-826

Taxes		-18	-30	129	219

Net income /loss before minority interests		59	96	-357	-607

Minority interests		-1	-1	-1	-1

Net income/net loss		58	95	-358	-608

Per registered share/per American Depository Share (ADS)
Basic income/loss per share	2	5.81	9.53	-35.83	-60.92
Basic income/loss per ADS	2	0.58	0.95	-3.58	-6.09
Diluted income/loss per share	2	5.60	9.20	-35.83	-60.92
Diluted income/loss per ADS	2	0.56	0.92	-3.58	-6.09
Weighted average number of shares outstanding (000')		9948	9948	9983	9983

(1)
U.S. dollar information is for the convenience of the reader only. The exchange rates used for translating the Swiss franc figures into U.S. dollars was 1.64 and 1.70 for the six month periods ended June 30, 2002 and 2001, respectively. These translations are not intended to represent the results of the company as if its reporting currency was the US Dollar.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS

		June 2002		Dec 2001
		(unaudited)	(unaudited)	(unaudited)	Mill. CHF
	Notes	Mill. USD(1)	Mill. CHF	Mill. USD(1)

Assets
Non-current assets
Intangible assets		539	798	554	930
Property, plant and equipment		148	219	140	236
Investments and other financial assets		47	70	39	65
Deferred income taxes		385	570	383	643

Total non-current assets		1119	1657	1116	1874

Current assets
Inventories		255	378	245	411
Trade accounts receivables		221	327	183	308
Other accounts receivables and prepaid expenses		71	105	73	122
Cash and cash equivalents		72	107	93	156

Total current assets		619	917	594	997

Total assets		1738	2574	1710	2871

Equity and Liabilities
Shareholders' equity	4	557	825	467	784
Minority interests		5	8	4	7
Long-term liabilities
Long-term borrowings		13	19	12	20
Deferred income taxes		13	20	11	19
Long-term provisions	9	149	220	874	1468
Other long-term liabilities		5	8	7	11

Total long-term liabilities		180	267	904	1518

Current liabilities
Short-term borrowings		47	69	44	75
Short-term provisions	9	79	117	133	223
Trade accounts payable		33	49	42	70
Hip and knee settlement payable	5	725	1073	0	0
Other current and accrued liabilities		112	166	116	194

Total short-term liabilities		996	1474	335	562

Total liabilities		1176	1741	1239	2080

Total equity and liabilities		1738	2574	1710	2871

(1)
U.S. dollar information is for the convenience of the reader only. The exchange rates used for translating the Swiss franc figures into U.S. dollars was 1.48 and 1.68 at June 30, 2002 and December 31, 2001, respectively. These translations are not intended to represent the financial position of the company as if its reporting currency was the US Dollar.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions of Swiss francs, except share data)	Share Capital	Additional paid-in capital	Retained earnings	Cumulative translation adjusted	Treasury stock	Total

December 31, 2000	300	769	823	108	-7	1993

Adjustments for adopting IAS 39			12			12
Dividends (CHF 6.00 per share)			-60			-60
Increase in treasury stock					-8	-8
Fair value adjustments on financial instruments			3			3
Net income			-608			-608
Currency translation adjustment				124		124
Comprehensive income(1)			-608	124		-484

June 30, 2001 (unaudited)	300	769	170	232	-15	1456

December 31, 2001	300	769	-427	158	-16	784

Increase in treasury stock					-1	-1
Net income			95			95
Currency translation adjustment				-53		-53
Comprehensive income(1)			95	-53		42

June 30, 2002 (unaudited)	300	769	-332	105	-17	825

(1)
Comprehensive income includes changes in equity, other than those arising from investment by owners, distributions to owners and fair value adjustments on financial instruments. The comprehensive income was CHF 42 million and CHF -484 million for the six month periods ended June 30, 2002 and 2001, respectively.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
Six months January–June
(unaudited)

	2002 Mill. CHF	2001 Mill. CHF

Cash flow from operating activities
Net income/net loss	95	-608
Minority interests	1	1
Depreciation and amortization	66	70
Change in provisions	-1155	1268
Change in net current assets and long-term receivables/payables	1013	-419
Other non-cash items, net	5	-277

Total cash flow from operating activities	25	35
Cash flow from investing activities
Purchase/sales of intangible assets	-2	-3
Purchase/sales of tangible assets	-30	-47
Acquisitions including minority investments	-21	-416
Purchase/sale of long-term financial assets	-12	-36

Total cash flow of investing activities	-65	-502

Net cash flow before financing activities	-40	-467
Cash flow from financing activities
Proceeds from issuance of share capital	—	-6
Change in borrowings	-4	-2
Dividends	—	-60
Total cash flow (-used in) from financing activities	-4	-68

Net effect of currency translation on cash and cash equivalents	-5	28
Change in cash and cash equivalents	-49	-507

Cash and cash equivalents at beginning of period	156	633
Cash and cash equivalents at end of period	107	126

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 ACCOUNTING POLICIES

These condensed consolidated financial statements are prepared in accordance with IAS 34 "Interim Financial Reporting." The accounting policies used in the preparation of the condensed consolidated financial statements are consistent with those used in the annual financial statements for the year ended December 31, 2001.

The business of Centerpulse faces a moderate level of seasonality. Due to the holiday season in Europe during the third quarter, the period July to September is typically the weakest within the year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the first half year 2002 is 23.7% (the estimated tax rate used for the first half-year of 2001 was 26.5%).

These condensed consolidated financial statements should be read in conjunction with Centerpulse's (formerly Sulzer Medica Ltd.) 2001 annual consolidated financial statements. The Swiss franc reflects the economic substance of the underlying events and circumstances of Centerpulse.

2 EARNINGS PER SHARE

The earnings per share were calculated as follows:

	Six months January–June (unaudited)
Mill. CHF	2002	2001

Net income/loss	95	-608
Weighted average number of shares outstanding ('000)	9948	9983
Basic income/loss per share in CHF	9.53	-60.92

Net income/loss	95	-608
Weighted average number of shares outstanding adjusted for dilutive share options ('000)	10312	9983
Diluted income/loss per share in CHF	9.20	-60.92

The share options outstanding in connection with the Management Stock Option Plan are used to calculate diluted income per share when the average share price of the period is above the strike prices of the outstanding options. In periods with losses the effect of options is not included in the calculation of diluted income per share due to its anti-dilutive effect.

Centerpulse's American Depositary Shares ("ADSs") each represent 1/10 of a registered Centerpulse Share.

3 SEGMENT INFORMATION

Subsequent to December 31, 2001 the Group changed its reporting structure from two segments to four segments. The information presented below reflects this adjustment. Since then the Group's business has been managed on a worldwide basis and structured into four operating segments. The Orthopedics division manufactures and distributes hips, knees and other orthopedics. Spine-Tech manufactures and distributes spinal implants. The Dental division manufactures and distributes dental implants. The Cardiovascular division develops, manufactures and distributes heart valves including repair products, vascular grafts and stents.

Further operating activities consist of biologic activities and of Group management, including the costs of holding, financing and management of Centerpulse.

Six months ended June 30, 2001
Mill. CHF	Orthopedics Division	Spine Tech Division	Dental Division	Cardio- vascular Division	Eliminations/ Central Costs	Group

Sales	449	88	57	130	-1	723
Operating income/loss	-848	43	1	14	-15	-805
Depreciation and amortization	25	26	6	11	2	70
Six months ended June 30, 2002
Mill. CHF	Orthopedics Division	Spine Tech Division	Dental Division	Cardio- vascular Division	Eliminations/ Central Costs	Group

Sales	478	96	66	127	-1	766
Operating income	116	3	8	16	-28	115
Depreciation and amortization	26	24	6	10	—	66

4 DISCONTINUING OPERATIONS

On June 12, 2002 the Group announced its plans to divest of the Cardiovascular Division, comprising the Group's entire Cardiac Care and Vascular Care product lines, which produce and distribute mechanical and tissue heart valves and products for the treatment of vascular obstructions and diseases. Once the divestment is complete, the company will focus on its core businesses: hip and knee implants (Orthopedics Division), spine implants and instrumentation (Spine-Tech Division), dental implants (Dental Division) and research and development, to capitalize on the Group's redefined core markets.

In accordance with IAS 35 the Cardiovascular Division divestment qualifies as a discontinuing operation. This division represented 19% of Centerpulse's consolidated revenues in 2001 with operations primarily in the European Union and North America. The Group has engaged Lehman Brothers to assist in identifying and coordinating the sale of this Division. Group management and the Board of Directors expect to complete this divesture within one year. The following shows the impact of the divestiture as of and for each of the six month periods ended June 30, 2002 and 2001.

Unaudited Adjusted Income Statement

	Six months ended June 30, 2002
Mill. CHF	Centerpulse Historical	Cardio- vascular Division	Centerpulse Adjusted

Net sales	766	127	639
Cost of sales	-249	-43	-206

Gross profit	517	84	433
Selling, general and administrative expense	-321	-47	-274
Research & development expense	-51	-13	-38
Other operating income/expense	-3	-3	—

Operating income before goodwill amortization and exceptional items	142	21	121
Goodwill amortization	-27	-5	-22

Operating income	115	16	99
Financial income/expense	11	-2	13

Income before taxes	126	14	112
Taxes	-30	-6	-24

Net income before minority interests	96	8	88
Minority interests	-1	—	-1

Net income	95	8	87

Total cash flow from operating activities	25	10	15
Total cash flow of investing activities	-65	-2	-59
Total cash flow used in financing activities	-4	-5	-4
Adjustment to investing activties(1)			-5
Adjustment to financing activties(1)		5
Consolidated cash flow from operating activities	25	10	15
Consolidated net cash flow of investing activities	-65	-2	-63
Consolidated net cash flow from financing activities	-4	—	-4
Per registered share/per American Depository Share (ADS)
Adjusted basic income per share	9.53	0.80	8.73
Adjusted basic income per ADS	0.95	0.08	0.87
Adjusted diluted income per share	9.20	0.77	8.43
Adjusted diluted income per ADS	0.92	0.08	0.84

(1)
The adjustments represent the net investing activities from intercompany activities. Consolidated cash flows and consolidated net cash flows present Centerpusle and the Cardiovascular division as if the intercompany transactions had not occurred.

Unaudited Adjusted Income Statement

	Six months ended June 30, 2001
Mill. CHF	Centerpulse Historical	Cardio- vascular Division	Centerpulse Adjusted

Net sales	723	130	593
Cost of sales	-234	-40	-194

Gross profit	489	90	399
Selling, general and administrative expense	-309	-54	-255
Research & development expense	-62	-17	-45
Other operating income/expense	1	—	1

Operating income before goodwill amortization and exceptional items	119	19	100
Goodwill amortization	-28	-5	-23
Exceptional operating items	-896	—	-896

Operating income/loss	-805	14	-819
Financial income/expense	-2	-3	1
Other non-operating income/expense	-19	—	-19

Income before taxes	-826	11	-837
Taxes	219	-5	224

Net income/loss before minority interests	-607	6	-613
Minority interests	-1	—	-1

Net income/net loss	-608	6	-614

Total cash flow from operating activities	35	-8	43
Total cash flow of investing activities	-502	19	-513
Total cash flow used in financing activities	-68	-10	-66
Adjustment to investing activties(1)			-8
Adjustment to financing activties(1)		8
Consolidated cash flow from operating activities	35	-8	43
Consolidated net cash flow of investing activities	-502	19	-521
Consolidated net cash flow from financing activities	-68	-2	-66
Per registered share/per American Depository Share (ADS)
Adjusted basic income per share	-60.92	0.60	-61.52
Adjusted basic income per ADS	-6.09	0.06	-6.15
Adjusted diluted income per share	-60.92	0.60	-61.52
Adjusted diluted income per ADS	-6.09	0.06	-6.15

(1)
The adjustments represent the net investing activities from intercompany activities. Consolidated cash flows and consolidated net cash flows present Centerpusle and the Cardiovascular division as if the intercompany transactions had not occurred.

Unaudited Adjusted Balance Sheet

	June 30, 2002
Mill. CHF	Centerpulse Historical	Cardio- vascular Division	Centerpulse Adjusted

Assets
Non-current assets
Intangible assets	798	161	637
Property, plant and equipment	219	27	192
Investments and other financial assets	70	30	40
Deferred income taxes	570	40	530

Total non-current assets	1657	258	1399
Current assets
Inventories	378	43	335
Trade accounts receivables	327	37	290
Other accounts receivables and prepaid expenses	105	2	103
Cash and cash equivalents	107	17	90

Total current assets	917	99	818

Total assets	2574	357	2217

Equity and Liabilities
Shareholders' equity	825	302	523
Minority interests	8	—	8
Long-term liabilities
Long-term borrowings	19	10	9
Deferred income taxes	20	—	20
Long-term provisions	220	3	217
Other long-term liabilities	8	5	3

Total long-term liabilities	267	18	249

Current liabilities
Short-term borrowings	69	—	69
Short-term provisions	117	5	112
Trade accounts payable	49	5	44
Hip and knee settlement	1073	—	1073
Other current and accrued liabilities	166	27	139

Total short-term liabilities	1474	37	1437

Total liabilities	1741	55	1686

Total equity and liabilities	2574	357	2217

5 HIP AND KNEE SETTLEMENT

On May 8, 2002 the MDL Settlement Agreement (see note 9 to the consolidated financial statements for the year ended December 31, 2001) received Trial Court Approval. As of July 5, 2002, the appeals period ended with no appeals being filed and the terms of the MDL Settlement Agreement became effective.

Under the terms of the MDL Settlement Agreement, Centerpulse is committed to pay USD 725 million. Of this amount, USD 425 million must be funded no later than November 4, 2002. The MDL Settlement Agreement permits the remaining USD 300 million to be funded via issuance of a convertible callable instrument (the "CCI"). The CCI would be a debt instrument to be issued by Sulzer Orthopedics Inc., a wholly owned subsidiary of Centerpulse, and convertible into shares of Centerpulse. The CCI would be required to be issued on November 4, 2002 and must be either repaid during an 18-month period from the issue date or would be converted into shares at the end of that period. Although the MDL Settlement Agreement would permit the funding of the Settlement Trust through a combination of cash and the CCI, Centerpulse's current intention is to fund the entire USD 725 million liability with cash by November 4, 2002.

Certain assets of Centerpulse secure payment of the MDL Settlement Agreement obligation. Sulzer Orthopedics Inc. has granted the U.S. government a junior lien on substantially all of its assets in order to secure the payment obligations for medical expense reimbursement of medicare patients under the MDL Settlement Agreement. The U.S. government could force Sulzer Orthopedics Inc. to make such payments or risk foreclosure actions on those liens.

The Class members who did not "opt-out" of the settlement class are bound by the terms of the MDL Settlement Agreement and have released Centerpulse from the claims brought in the implant litigation. Consequently, no member of the class, other than those 182 Class members who opted out of the settlement (the "opt-outs"), may bring any claim against Centerpulse related to the implant litigation. Of these Class members who opted out, 47 patients implanted with an affected product remain unresolved. Of those, 3 are known to have undergone revision surgery, 36 have not undergone revision surgery and the status of 8 others is unknown. Although the MDL Settlement Agreement has limited Centerpulse's liability to the Class members in the U.S. to USD 725 million, Centerpulse has further potential liability in respect of the implant litigation outside the U.S. and additional revision surgeries in excess of certain numbers. (See also note 9.)

Product liability insurance

Subsequent to the conclusion of the Settlement Agreement, Centerpulse prioritized the renewing of its product liability insurance. In April 2002, Centerpulse obtained a new liability insurance policy managed by Zurich Insurance, which provides worldwide coverage of product liability cases, subject to certain exclusions. All production sites have undergone quality analyses following the recall and market withdrawal of the affected implant.

6 OTHER EXCEPTIONAL OPERATING ITEMS

The exceptional operating items at June 30, 2001 also include exceptional income of USD 31 million for the settlement of a patent lawsuit in the US for the Spine Care Division.

The re-branding of Centerpulse following its separation from Sulzer AG resulted in exceptional payments of CHF 25 million during the first six months of 2002 without an impact on net income as accruals were booked at year-end 2001.

7 ACQUISITIONS

Acquisitions of subsidiaries in the first half of 2001 are set out in the following list which indicates the companies acquired, the country, the division and the date of integration into the consolidation. In each acquisition, all voting rights were acquired.

  Paragon Implant Company Encino (USA); Orthopedics Division; January 1, 2001

  IntraTherapeutics Inc. St. Paul (USA); Cardiovascular Prostheses Division; February 1, 2001

The financing of the acquisition of a company in Australia which occurred in July 2001 and the incorporation of two new companies resulted in a CHF 21 million cash outflow in the 1st half of 2002.

8 RESTRUCTURING

Capacity adjustments in the Cardiovascular division resulted in a reduction of 100 employees. The restructuring costs amount to USD 2.3 million.

Other restructuring initiatives (e.g., the downsizing of the Houston office and the North American centralized services project) resulted in a charge of USD 3 million being taken in the first six months of 2002. As of June 30, 2002, the remaining restructuring reserve for all restructuring initiatives is USD 3.6 million on the balance sheet.

On May 13, 2002 Centerpulse announced plans to launch a program aimed at optimising efficiency at the European operations of the Orthopedics Division. On June 1, 2002, Centerpulse began shifting administrative staff members in Switzerland from the Baar facility to Centerpulse's offices in Oberwinterthur and Zurich. Centerpulse plans to cease using the Baar administrative facility, but to continue using the logistics and warehousing facility there. The optimising program envisions a reduction of some 100 positions in an initial step, following by a further 20 positions in a second phase.

In the future, administrative functions previously carried out on a Group-wide basis will be provided at the corporate level. This includes shared accounting services, transfer pricing and information technology. In addition, to simplify work processes and to enhance its research focus, the Board decided to integrate biologics and strategic market development activities into various divisions.

9 PROVISIONS

Mill. CHF	Personnel related provisions	Warranties litigation risks	Provisions for taxes	Other provisions	Total

Balance of January 1, 2002	4	1474	109	104	1691

Changes in composition of Group
Increase		1		12	13
Unused amounts reversed
Utilisation		-104	-9	-7	-120
Currency conversion adjustment		-163		-11	-174
Reclassification		-1073			-1073

Balance of June 30, 2002	4	135	100	98	337

Long-term portion	3	77	68	72	220
Short-term portion	1	58	32	26	117

Balance of June 30, 2002	4	135	100	98	337

At December 31, 2001 and June 30, 2002 the following provisions were recorded in connection with the hip and knee settlement:

	Dec. 31, 2001	June 30, 2002

Short-term provisions	USD 70 million	USD 28 million
Long-term provisions	USD 758 million	USD 33 million

The short-term provisions have decreased since year-end 2001 due to cash payments, mainly for settlement of claims, legal expenses and consulting fees. The provisions that remain at June 30, 2002 are still considered adequate, thus no changes to the year-end estimates are needed. The reduction in long-term provisions is based on the formal acceptance of the settlement agreement which resulted in the reclassification of USD 725 million to current liabilities according to the settlement agreement.

Personnel provisions are accrued to cover expenses arising primarily from grants, rewards for years of service, termination and pension benefits.

Utilisation of warranties and litigation risks is related to payments in the context of the hip and knee settlement in the United States.

10 RELATED PARTY TRANSACTIONS

At the Annual General Meeting of Sulzer on April 19, 2001 the Shareholders approved the proposed separation of Sulzer and Sulzer Medica (now Centerpulse) into two fully independent quoted companies. The separation was effected on July 10, 2001, by distributing the Sulzer Medica shares held by Sulzer to Sulzer's Shareholders, on the basis of two Sulzer Medica shares for each Sulzer share held as of July 9, 2001. The spin-off of practically all of the 74% shareholding in Sulzer Medica increased the free float to nearly 100%. As a consequence the Company ceased to be a subsidiary of Sulzer as of July 2001 and therefore transactions with Sulzer after this date are not shown as related party transactions anymore.

Transactions between the Company and Sulzer and its subsidiaries amounted to:

Mill. CHF	June 2001(1)

Sales
Sulzer Medica products	9
Other Sales	—

Total Sales	9

Costs
Rent and maintenance of buildings	-2
Selling, general and administrative expense	-2
Research and development expense	-2

Total costs	-6

Interest
Interest expense	—
Interest income	2

Total interest, net	2

(1)
Until July 10, 2001 Sulzer Medica was part of the Sulzer Group.

11 SUBSEQUENT EVENTS

Financing of the Hip and Knee Settlement

On September 13, 2002, Centerpulse entered into a preliminary arrangement to obtain long-term financing for the MDL Settlement Agreement (the "Financing"). Such financing is expected to include an eleven-to-two equity rights offering to existing shareholders (the "Capital Increase") of CHF 250 million and senior loans (the "Senior Credit Facility") of up to USD 635 million and is conditioned on a number of factors.

The Capital Increase is expected to provide for financing of up to CHF 250 million. Centerpulse has signed a mandate agreement and a term sheet with UBS AG ("UBS") with respect to the Capital Increase. The mandate agreement and term sheet provide that, UBS Warburg and InCentive Capital AG should underwrite the total number of shares in the Capital Increase, under which Centerpulse would receive net proceeds of at least USD 157.5 million.

The Senior Credit Facility will provide for loans of up to USD 635 million in total and comprises two term loans: a USD 300 million (or equivalent) two-year loan and a USD 335 million (or equivalent) five-year loan. Centerpulse has entered into a commitment letter with UBS in which UBS has agreed to provide such loans, subject to certain conditions. The Company may be required, in certain circumstances, including circumstances beyond its control, to refinance all or a portion of the loans borrowed under the Senior Credit Facility on or prior to March 1, 2003, by way of an issuance of debt securities or by arrangement for additional lenders or investors to purchase interests in the loans. Completion of the Senior Credit Facility is contingent upon the successful completion of the Capital Increase pursuant to which Centerpulse must receive net proceeds of at least USD 157.5 million. Completion is also subject to a number of other conditions including material adverse changes in the condition of Centerpulse and its subsidiaries, adverse litigation matters, accuracy of information, payment of fees and expenses and satisfactory final facilities documentation. The Senior Credit Facility will be drawn down by Sulzer Orthopedics Inc., and guaranteed by Centerpulse Ltd. and certain of its material subsidiaries. The Senior Credit Facility will be collateralized by the assets of Centerpulse's principal subsidiaries and will rank senior to any other indebtedness of Centerpulse or its subsidiaries.

The Senior Credit Facility is expected to contain certain negative covenants restricting Centerpulse and its subsidiaries from certain actions, certain positive covenants that must be observed, certain financial ratios that must be maintained and also certain events of default. In the event of a change in control or a significant disposal, the Senior Credit Facility must be repaid. Excess cash flow of 50% during each fiscal year beginning with 2002 and 100% (if amounts are outstanding at such time under the two-year loan or otherwise 50%) of any proceeds of new equity (other than the first CHF 250 million raised before November 4, 2002) or debt issuance must be used to pay down the facility.

In connection with the Senior Credit Facility security in certain assets will be granted by Centerpulse Ltd., Sulzer Orthopedics Inc., Centerpulse USA Holding Co., and certain other significant subsidiaries of Centerpulse. This security, given by the parties mentioned above, includes: shares in the significant subsidiaries; certain intellectual property; receivables and inventories in the United States, France, Germany, the United Kingdom, Switzerland and Italy (subject to certain agreed exceptions); certain real property; insurance claims; and other certain assets (to be specified in facility documents).

As of June 30, 2002 the Group had a net working capital deficit of CHF 557 million, mainly as a result of its obligations under the Settlement Agreement.

Centerpulse is dependent on obtaining financing from the Capital Increase, as well as the Senior Credit Facility, in order to meet these obligations. If unable to complete these transactions, Centerpulse may be required to (i) seek alternative sources of funding, which it may not be able to find on acceptable terms and/or (ii) reduce or delay capital expenditures.

If Centerpulse fails to complete the Financing described above and does not succeed in its alternate plans, it may be forced to make unplanned disposals of material assets or portions of its business and may not be able to continue as a going concern.

Divestiture of certain businesses

In June 2002, the Board of Directors approved a plan to divest the Cardiovascular Division.

On August 30, 2002 Centerpulse USA Holding Co. (a wholly owned subsidiary of Centerpulse) entered into a definitive agreement to sell its Sulzer IntraTherapeutics Inc. subsidiary to Microvena Corporation (also known as ev3, Inc.), a privately held medical device company based in Minneapolis, Minnesota for USD 95 million, subject to certain working capital adjustments. The sale of Sulzer IntraTherapeutics Inc. is expected to close no later than November 30, 2002.

Sulzer IntraTherapeutics Inc. employs a staff of 95 and generated sales of CHF 16 million in the first half of 2002. Sulzer IntraTherapeutics Inc. develops, manufactures and markets medical devices for the diagnosis and treatment of peripheral vascular disease and relief of non-vascular obstructions and is based in St. Paul, Minnesota.

The sale process of Centerpulse's remaining cardiovascular businesses is proceeding according to plan and is expected to be concluded by the end of this year. However, no predictions can be made as to whether the remaining parts of the division will actually be sold and as to the proceeds that would result from such sale or sales. Centerpulse intends to use the proceeds from any such sale or sales for the repayment of debt incurred in the financing of its obligations under the Settlement Agreement.

12 CONVENIENCE TRANSLATION

The Swiss franc reflects the economic substance of the underlying events and circumstances of Centerpulse. Solely for the convenience of the reader, the consolidated balance sheets as of June 30, 2002 and December 31, 2001 have been translated into U.S. dollars (USD) at the period-end exchange rate of 1.48 and 1.68, respectively, Swiss francs per USD, and the consolidated income statements have been translated at the average exchange rates for the six month periods ended June 30, 2002 and 2001 of 1.64 and 1.70, respectively, Swiss francs per USD. The translation should not be construed as a representation that the Swiss franc amounts represent or have been or could be converted into USD at those or any other rate.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
of Centerpulse Ltd., Zurich

We have reviewed the condensed consolidated financial statements (condensed consolidated balance sheet, condensed consolidated income statements, condensed consolidated cash flows statement, condensed consolidated statement of changes in equity and notes to the condensed consolidated financial statements/pages 46 to 58) of Centerpulse Ltd. (formerly Sulzer Medica Ltd.) for the six-month period ended June 30, 2002. These condensed consolidated financial statements are the responsibility of the company's management. Our responsibility is to issue a report on these condensed consolidated financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the condensed consolidated financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements have not been properly prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting."

The accompanying condensed consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 11, at June 30, 2002, the Group had a substantial working capital deficit arising from its obligations under the Settlement Agreement for which it had not obtained unconditional long-term financing. This condition raises substantial doubt about the Group's ability to continue as a going concern. The accompanying condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers Ltd.

R. Rausenberger	St. Haag
Zurich, September 24, 2002

Centerpulse Ltd. (formerly Sulzer Medica Ltd.)

Consolidated Financial Statements of Centerpulse (formerly Sulzer Medica Ltd.)
Consolidated Income Statements	61
Consolidated Balance Sheets	62
Consolidated Statements of Shareholders' Equity	63
Consolidated Cash Flow Statements	64
Notes to the Consolidated Financial Statements	65
Report of Group Auditors	103
Financial Statements of Sulzer Medica Ltd. (Parent Company)
Balance Sheets of Sulzer Medica Ltd. (parent company)	104
Income Statements of Sulzer Medica Ltd. (parent company)	105
Notes to the Financial Statements of Sulzer Medica Ltd. (parent company)	106
Proposed Appropriation of Available Earnings	107
Annual General Meeting of Shareholders	107
Report of the Statutory Auditors	108
Safe Harbor Statement	109

Centerpulse Ltd. (formerly Sulzer Medica Ltd.)

CONSOLIDATED INCOME STATEMENTS

	Notes	2001 Mill. USD	2001 Mill. CHF	2000 Mill. CHF	1999 Mill. CHF
		unaudited(1)

Net sales		839	1418	1347	1182
Cost of sales		-320	-540	-420	-359

Gross profit		519	878	927	823
Selling, general and administrative expense		-383	-648	-555	-490
Research and development expense		-77	-130	-108	-98
Other operating income/expense	8	—	—	6	-1

Operating income before goodwill amortization and exceptional items		59	100	270	234
Goodwill amortization		-34	-57	-39	-46
Hip and knee settlement	9	-873	-1476	—	—
Exceptional operating items	10	-117	-198	-1	-254
Gain on sale of the Electrophysiology Division	11	—	—	—	579

Operating income/loss		-965	-1631	230	513
Financial income/expense	12	4	7	29	17
Other non-operating income/expense	12	-12	-21	—	—

Income/loss before taxes		-973	-1645	259	530
Taxes	13	268	454	-67	-46

Net income/net loss before minority interests		-705	-1191	192	484
Minority interests		-1	-2	-2	-1

Net income/net loss		-706	-1193	190	483

Per registered share/per American Depositary Share (ADS)		USD	CHF	CHF	CHF

Basic income per share	14	-70.79	-119.62	19.01	48.37
Basic income per ADS		-7.08	-11.96	1.90	4.84
Diluted income per share(2)	14	-70.79	-119.62	18.98	48.37
Diluted income per ADS(2)		-7.08	-11.96	1.90	4.84

(1)
Translated solely for the convenience of the reader, see note 32.

(2)
According to IAS 33 and due to the net loss in 2001 the diluted income corresponds to the basic income.

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS

	Notes	2001 Mill. USD	2001 Mill. CHF	2000 Mill. CHF
		unaudited(1)

Assets
Non-current assets
Intangible assets	15	554	930	689
Property, plant and equipment	16	140	236	223
Investments and other financial assets	17	39	65	104
Deferred income taxes	13	383	643	142

Total non-current assets		1116	1874	1158
Current assets
Inventories	18	245	411	389
Trade accounts receivable	19	183	308	287
Other accounts receivable and prepaid expenses		73	122	58
Cash and cash equivalents		93	156	633

Total current assets		594	997	1367

Total assets		1710	2871	2525

Equity and Liabilities
Shareholders' equity	21	467	784	1993
Minority interests		4	7	5
Long-term liabilities
Long-term borrowings	22	12	20	19
Deferred income taxes	13	11	19	20
Long-term provisions	23	874	1468	144
Other long-term liabilities		7	11	4

Total long-term liabilities		904	1518	187
Current liabilities
Short-term borrowings	24	44	75	86
Short-term provisions	23	133	223	54
Trade accounts payable		42	70	55
Other current and accrued liabilities	25	116	194	145

Total current liabilities		335	562	340

Total liabilities		1239	2080	527

Total equity and liabilities		1710	2871	2525

Commitments and contingencies	26

(1)
Translated solely for the convenience of the reader, see note 32.

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions of Swiss francs, except share data)	Share capital	Additional paid-in capital	Retained earnings	Cumulative translation adjustment	Treasury stock(2)	Total

January 1, 1999	300	766	247	-86	-7	1220
Adjustments for adopting IAS 19, revised			-2			-2
Dividends (CHF 4.50 per share)			-45			-45
Options exercised						—
Decrease in treasury stock					2	2
Net income			483			483
Currency translation adjustments				181		181
Comprehensive income(1)			483	181		664

December 31, 1999	300	766	683	95	-5	1839

Dividends (CHF 5.00 per share)			-50			-50
Options exercised (note 30)		3				3
Increase in treasury stock					-2	-2
Net income			190			190
Currency translation adjustments				13		13
Comprehensive income(1)			190	13		203

December 31, 2000	300	769	823	108	-7	1993

Adjustments for adopting IAS 39 (note 21)			12			12
Dividends (CHF 6.00 per share)			-60			-60
Options exercised (note 30)						—
Increase in treasury stock					-9	-9
Fair value adjustments on financial instruments (note 21)			-9			-9
Net income			-1193			-1193
Currency translation adjustments				50		50
Comprehensive income(1)			-1193	50		-1143

December 31, 2001	300	769	-427	158	-16	784

(1)
Comprehensive income includes changes in equity, other than those arising from investment by owners and distributions to owners. The comprehensive income was CHF -1143 million in 2001, CHF 203 million in 2000 and CHF 664 million in 1999.

(2)
The financial statements 1999 have been restated to reflect the adoption of SIC 16 which requires treasury stock to be deducted from equity.

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

	2001 Mill. CHF	2000 Mill. CHF	1999 Mill. CHF

Cash flow from operating activities of continuing operations
Net income/net loss	-1193	190	483
Minority interests	2	2	1
Gain on sale of the Electrophysiology Division	—	—	-579
Depreciation and amortization	195	117	102
Change in provisions	1492	-7	12
Change in net current assets and long-term receivables	-40	-10	-90
Exceptional non-cash write-down of goodwill	53	—	240
Other non-cash items, net	-416	5	9

Total cash flow from operating activities of continuing operations	93	297	178
Cash flow from investing activities of continuing operations
Purchase/sale of intangible assets	-8	-6	-12
Purchase/sale of tangible assets	-71	-49	-31
Acquisitions including minority investments	-413	-80	-58
Proceeds from divestitures	27	4	1037
Purchase/sale of long-term financial assets	-38	-22	—

Total cash flow of investing activities	-503	-153	936

Net cash flow before financing activities	-410	144	1114

Cash flow from financing activities
Proceeds from issuance of share capital	—	3	—
Change in treasury stock	-9	-2	2
Change in borrowings	-19	-4	-696
Dividends	-60	-50	-45

Total cash flow (- used in) from financing activities	-88	-53	-739
Net effect of currency translation on cash and cash equivalents	21	-4	32

Change in cash and cash equivalents of continuing operations	-477	87	407
Cash and cash equivalents at January 1	633	546	139

Cash and cash equivalents at December 31	156	633	546

Supplemental cash flow information:
Interest receipts	14	39	30
Interest payments	-8	-8	-20
Income tax payments	-24	-55	-25

The accompanying notes are an integral part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. GENERAL INFORMATION

On January 9, 1997, the Board of Directors of Sulzer Ltd., Winterthur, Switzerland ("Sulzer") approved a plan to offer a minority shareholding in its Sulzer Medica Group to the public. In order to prepare for this offering, Sulzer transferred its ownership interest in its orthopedic, electrophysiology and cardiovascular prostheses subsidiaries to Sulzer Medica Ltd. ("Sulzer Medica" or the "Company"), a company previously named Sulzer Orthopedics Ltd., incorporated in Switzerland. On July 14, 1997, Sulzer Medica Ltd. increased its share capital by 2,600,000 registered shares, each with a nominal value of CHF 30. These shares were sold to the public through an Initial Public Offering (IPO) in July 1997, for CHF 350 per share. Upon completion of the IPO via capital increase, Sulzer's beneficial ownership of the Company's common stock was reduced to 74%. On February 1, 1999, Sulzer Medica consummated its sale of the Electrophysiology business. At the Annual General Meeting of Sulzer on Apri1 19, 2001, the shareholders approved the separation of Sulzer and Sulzer Medica. The separation was completed on July 10, 2001. With the extraordinary shareholders' meeting of Sulzer Medica on July 9, 2001, the Company took the final step to complete its independence from parent company Sulzer.

NOTE 2. BASIS OF PRESENTATION

The term "mill. CHF" in these Consolidated Financial Statements refers to millions of Swiss francs.

NOTE 3. ACCOUNTING AND CONSOLIDATION PRINCIPLES

The financial statements are based on the following consolidation and valuation principles and present fairly the financial position and results of the Sulzer Medica Group ("Group") in accordance with the standards formulated by the International Accounting Standards Committee (IASC) under the historical cost convention.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to the valuation of depreciable lives of fixed assets and intangible assets, allowances for doubtful accounts, inventory obsolescence, provisions, impairment charges and deferred taxes. Actual results could differ from estimates.

The consolidated financial statements include all of the assets, liabilities, income and expense of companies in which Sulzer Medica, directly or indirectly, holds more than 50% of the voting rights.

Acquisitions have been accounted for using the purchase method. All material intercompany balances and transactions are eliminated. In addition, unrealized gains on intercompany transfers of inventory and of fixed assets are eliminated and recognized only upon sale to third parties or depreciation, respectively.

Investments in associated companies in which the Group holds between 20% and 50% of the voting rights and exercises significant influence are accounted for by using the equity method. The Group's share in the equity is presented under "Investments and other financial assets" and the Group's share of net income under "Other operating income/expense."

Change in accounting policy.

In 2001 the following new IAS have been adopted: IAS 39 Financial Instruments: Recognition and Measurement IAS 40 Investment Properties These new applications resulted in minor changes in the presentation of the financial statements.

Foreign currency conversion.

In the individual financial statements of affiliated companies, income and expense in foreign currencies are recorded at the exchange rates applicable on the date of the transaction. Assets and liabilities in foreign currencies are stated at the year-end or hedged exchange rates. The resulting exchange differences are included in the net income.

The assets and liabilities of foreign affiliates, including acquired goodwill, are translated using the year-end rates of exchange. Income and expense items are translated at average exchange rates for the year if the effective rate does not deviate significantly from the average exchange rate. Currency conversion differences resulting from consolidation are included in shareholders' equity. In the event of sale or liquidation of foreign affiliated companies, the cumulative currency conversion differences relating to the Company disposed form part of the gain or loss on the sale or liquidation proceeds.

Goodwill and other intangible assets.

Goodwill arising from acquisitions is capitalized in the currency of the acquired company and amortized on a straight-line basis over its useful life, not exceeding 20 years.

Other intangible assets include licenses, patents, trademarks and similar rights as well as existing technology acquired from third parties. These assets are amortized over their estimated useful lives, not exceeding10 years.

Property, plant and equipment.

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life. In the case of land, depreciation is only recorded in the event of a permanent impairment in value.

The estimated useful lives of property, plant and equipment are as follows:

Buildings	25–40 years
Machinery	5–15 years
Equipment	5–10 years
Tools, EDP equipment and patterns	max. 5 years
Motor vehicles	4 years

Investment property is held for long-term rental yields and is not occupied by the Group. Such properties are carried at cost less accumulated depreciation. The fair value is based on market evidence and on discounted cash flow projections based on existing and potential rent contracts.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized during the period of time that is required to complete and prepare the property for its intended use, as part of the cost of the asset. In 2001, 2000 and 1999 the interest costs were expensed as incurred since they did not fulfill the criteria for capitalization.

Impairment.

If circumstances affecting the recoverability of tangible and intangible assets change, and impairment has occured, the Company compares the estimated discounted cash flows expected to be generated by the asset with its carrying value and recognizes an impairment charge by means of special depreciation of the excess carrying value and adjusts the useful lives of intangible assets as appropriate.

Investments and other financial assets.

Investments in associates are accounted for under the equity method. As of January 1, 2001 minority investments and other financial assets are initially recorded at cost and subsequently carried at fair value. The Group has classified all these equity investments as available-for-sale. Changes in fair value are deferred as a fair value adjustment in equity and recycled to the income statement when the asset is sold. Unrealized losses which are considered to be other than temporary are included in the income statement. Depending on the classification of the investment as operating or not the impairment is recorded as other operating expenses or as financial expense, respectively.

Inventories.

Raw materials, supplies and consumables are stated at the lower of cost or market value. Finished products and work in progress are stated at the lower of production cost or net realizable value. Production costs include the cost of materials and direct and indirect manufacturing cost. Depending on the nature and the use, inventories are valued on the basis of weighted average prices or the FIFO method. Allowances are made for obsolete, slow-moving and excess inventories.

Accounts receivable.

Trade and other accounts receivable are stated at face value net of necessary allowances for doubtful accounts.

Cash and cash equivalents.

Cash and cash equivalents comprise bills, postal and bank accounts, together with current account and deposit balances with maturities of under three months at acquisition, including deposits with Sulzer and its subsidiaries.

Provisions.

Provisions are made for all probable losses arising from warranties, penalties and litigation risks and for the cost of restructuring measures which have been approved by management and announced to those affected.

Derivative financial instruments.

The Company uses derivative financial instruments to manage the economic impact of fluctuations in foreign currency exchange rates. The Company does not enter into derivative financial instruments for trading or speculative purposes. All derivatives are to be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. Changes in the fair value of derivative financial instruments are either recognized in the income statement or in equity depending on whether the instrument qualifies for hedge accounting. To qualify for hedge accounting, the hedging relationship must meet several strict conditions starting at the inception of the transaction.

Employee benefits.

The liability of defined benefit plans for retirement benefits corresponds to the present value of benefits payable. The discount rate used for determining the present value is based on the prevailing interest rates applicable to long-term corporate or government bond issues with maturities extending over the average duration of the retirement benefit entitlements. All actuarially computed gains and losses which exceed 10% of the present value of future benefits payable or the underlying assets of the benefit plan ("corridor"), are amortized over the average remaining active period of employment.

Defined contribution plans are pure saving plans without any added benefits. The contributions made are charged directly to personnel costs.

Revenue recognition.

Sales of supplies and services are recorded at the time of delivery or implant. Net sales exclude sales or value-added taxes and are stated net of credits, discounts and rebates. Accruals for estimated future returns and credits are made when the related revenue is recognized. Such amounts are estimated based on historical rates of return, customer inventory levels and other factors.

Income per share.

Basic income per share is calculated by dividing net income by the weighted average number of shares issued minus treasury stock during the year.

Diluted net income per share is computed by dividing net income by the weighted average number of registered shares issued minus treasury stock during the year plus the incremental shares that would have been outstanding under the management stock option plan (see "Stock-based compensation") upon the assumed exercise of dilutive stock options.

Research and development costs.

Research costs are charged directly to income as incurred. In accordance with IAS 38, intangible assets, development costs during the years ended on December 31, 2001, 2000 and 1999 were charged to income as incurred because they did not fulfill the criteria for capitalization.

Stock-based compensation.

Under the terms of the management stock option plan, the option exercise price is equal to the fair market value of the share at the date of grant and, accordingly, almost no cost is recorded in connection with the plans.

Taxes.

Provision is made for all income taxes assessed on the profits earned up to the balance sheet date in the year to which they relate. Deferred taxes are provided on differences between carrying amounts for tax and corporate purposes, applying the liability method. For this purpose, all the valuation differences of affiliated companies and their available tax loss carry-forwards are taken into consideration. Deferred taxes are calculated at the locally applicable tax rates. These tax rates are immediately adjusted to reflect the effects of changes in the law. A potential offset against future tax costs as a result of available loss carry-forwards and valuation differences is only taken up in the balance sheet if realization by means of anticipated profits is expected. Deferred taxes on proposed profit distributions of subsidiaries are accrued. Profits of subsidiaries retained in the business and used for local investment are not taken up in the deferred tax calculation. Where the disposal of an investment is foreseen, the applicable deferred taxes are provided. Deferred tax assets and liabilities are only offset by the entities subject to tax to the extent that income taxes are payable to the same authority and such offset is permitted by law. The movement in the deferred tax position is accounted for as a direct charge or credit to tax expense.

EXPLANATORY NOTES

NOTE 4. CURRENCY EXCHANGE RATES

	Year-end rates Consolidated balance sheets			Average rates Consolidated statements of income and cash flow statements
CHF	2001	2000	1999	2001	2000	1999

1 US Dollar USD	1.68	1.62	1.59	1.69	1.69	1.50
1 Pound Sterling GBP	2.44	2.43	2.58	2.43	2.56	2.43
1 Euro EUR	1.48	1.52	1.61	1.51	1.56	1.60
100 Japanese Yen JPY	1.28	1.42	1.56	1.39	1.57	1.33

NOTE 5. COMPOSITION OF THE GROUP

A list of investments held directly or indirectly by Sulzer Medica Ltd. is provided below:

Company/Management		Share		Registered Capital

Switzerland
/*\	Sulzer Medica Management Ltd., Zurich Stephan Rietiker	100%	CHF	100,000.-
/ /	Sulzer Orthopedics Ltd., Baar Richard Fritschi	100%	CHF	12,000,000.-
/ /	Sulzer Orthopedics (Switzerland) Ltd., Münsingen Peter Liniger	100%	CHF	100,000.-
/*/	Sulzer Cardiovascular Ltd., Baar Mike Barrett	100%	CHF	500,000.-
Belgium
/ /	Sulzer Orthopedics Belgium SA, Bruxelles Marc Dusart	100%	EUR	300,000.-
Germany
/*\	Sulzer Medica Holding GmbH, Freiburg Urs Kamber	100%	EUR	35,000,000.-
/ /	Sulzer Orthopedics GmbH, Freiburg Klaus Hug	100%	EUR	4,500,000.-
/ /	Sulzer Dental GmbH, Freiburg Steven E. Hanson, Christophe Lizot	100%	EUR	511,292.-
/*/	Sulzer Cardiovascular GmbH, Hamburg Manfred Reinhardt, Mike Barrett	100%	EUR	512,000.-
France
/ /	Sulzer Orthopédie SA, Etupes Maurice Meytre	100%	EUR	130,000.-
/ /	Sulzer Orthopédie Sud-Ouest Sarl, Toulouse Françoise Loesch	100%	EUR	54,000.-
/ /	Sulzer Orthopédie Ouest Sarl, La Chappelle-des-Fougeretz Philippe Jaffres	100%	EUR	2,256,000.-
/ /	Sulzer Orthopédie Centre Sarl, Ebreuil (Vichy) Benoît Combe	100%	EUR	8,000.-
/ /	Sulzer Orthopédie Nord Sarl, Lille Eric Bauduin	100%	EUR	8,000.-
/ /	Sulzer Orthopédie Cédior Sarl, Etupes Maurice Meytre	100%	EUR	1,600,000.-
/*/	Sulzer Cardiovascular SA, Meudon (Paris) James F. A. Deegan	100%	EUR	2,515,409.-
/ /	Sulzer Dental Sarl, Rungis (Paris) Christophe Lizot	100%	EUR	76,225.-
Great Britain
/*\	Sulzer Medica (UK) Holdings Ltd., Inchinnan Roshan Maini	100%	GBP	16,160,000.-
/ /	Sulzer Orthopaedics (UK) Ltd., Alton Roger Norman	100%	GBP	1,050,000.-
/*/	Sulzer Carbomedics UK Ltd., Crawley James F. A. Deegan	100%	GBP	1,000.-
/*/	Sulzer Vascutek Ltd., Inchinnan Roshan Maini	100%	GBP	100.-

Netherlands
/ /	Sulzer Orthopedie Nederland BV, Utrecht Rob Ringelberg	100%	EUR	25,000.-
/*/	Sulzer Cardiovascular BV, Utrecht Roshan Maini	100%	EUR	150,500.-
Italy
/ /	Sulzer Orthopedics Italia S.p.A., Opera (Milano) Marco Grubenmann	100%	EUR	14,025,000.-
/ /	Allo System Srl, Villorba (Treviso) Antonio De Cristofaro	51%	EUR	40,000.-
/ /	Migliori Srl, Viagrande (Catania) Fernando Migliori	51%	EUR	434,000.-
Austria
/ /	Sulzer Orthopädie GmbH, Mödling Manfred Köppl	100%	ATS	800,000.-
Spain
/ /	Sulzer Orthopedics Ibérica SA, Madrid Marcel Kyburz	100%	EUR	62,000.-
Sweden
/ /	Sulzer Orthopedics Sweden AB, Stockholm Bengt Sedell	100%	SEK	200,000.-
Czech Republic
/ /	Sulzer Orthopedics CZ sro, Praha Oldrich Cech	100%	CZK	24,700,000.-
Canada
/*/	Sulzer Medica Canada Inc., Toronto Paul E. Parsons	100%	CAD	3,200,000.-
/ /	Sulzer Orthopedics Canada Inc., Toronto Thomas Fischer	100%	CAD	2,500,001.-
/*/	Sulzer Carbomedics Canada Ltd., Calgary Charles D. Griffin	100%	CAD	100.-
/*/	Sulzer Mitroflow Corp., Richmond Mark Seboldt	100%	CAD	12,000,000.-
/ /	Sulzer Dental Corp., Etobicoke (Ontario) Steven E. Hanson	100%	CAD	100.-
USA
/*\	Sulzer Medica USA Holding Co., Houston/Texas Stephan Rietiker	100%	USD	185,000,000.-
/*\	Sulzer Medica USA Inc., Houston/Texas Stephan Rietiker	100%	USD	1,000.-
/*/	Sulzer Carbomedics Inc., Austin/Texas Charles D. Griffin	100%	USD	117,490,215.-
/ /	Sulzer Orthopedics Inc., Austin/Texas David Floyd	100%	USD	206,592,044.-
/ /	Sulzer Spine-Tech Inc., Minneapolis/Minnesota Dennis Wallach	100%	USD	615,195,877.-
/ /	Sulzer Dental Inc., Carlsbad/California Steven E. Hanson	100%	USD	52,378,029.-

/*/	Sulzer Vascutek USA Inc., Austin/Texas Roshan Maini	100%	USD	3,000,000.-
•	Sulzer Biologics Inc., Austin/Texas Thomas Zehnder	100%	USD	1,280,394.-
/*/	Sulzer IntraTherapeutics Inc., St. Paul Dennis Wallach	100%	USD	145,150,001.-
Australia
/ / /*/	Sulzer Medica Australia Pty Ltd., Chatswood Paul Aragones	100%	AUD	14,450,000.-
South Africa
/ /	Sulzer Orthopedics South Africa (Pty) Ltd., Greenside Michael Nesbitt	100%	ZAR	100.-
India
/ /	Sulzer Orthopedics India Ltd., Chennai K. Senthilnathan	74%	INR	3,000,000.-
Japan
/ /	Sulzer Medica Japan KK, Tokyo Hans-Rudolf Schuerch	100%	JPY	350,000,000.-
Korea
/ /	Sulzer Orthopedics Korea Ltd., Seoul Dae Sik Pyon	100%	KRW	319,220,000.-

/
/    Orthopedics
/*/
Cardiovascular Prostheses Management
/*\
Management
•
Research & Development Biologics

Acquisitions of subsidiaries in the years 2001 and 1999 are set out in the following list which indicates the companies acquired, the country, the division and the date of integration into the consolidation. In each acquisition, all voting rights were acquired. No significant acquisitions took place in 2000.

2001: Paragon Implant Company Encino (USA); Orthopedics Division; Jan. 1, 2001
IntraTherapeutics Inc. St. Paul (USA); Cardiovascular Prostheses Division; Feb. 1, 2001
Sulzer Australia Pty Ltd. Chatswood (Australia); both Divisions; July 1, 2001

1999: Mitroflow Enterprise Inc. Richmond (Canada); Cardiovascular Prostheses Division; Oct. 1, 1999

The purchase price considerations of these acquisitions amount to CHF 432 million and CHF 38 million in 2001 and 1999, respectively.

No agreements to make contingent payments, apart from the following, have been entered into in connection with these acquisitions: The agreement to purchase Mitroflow Inc. foresees a potential adjustment of the purchase price of a maximum of USD 17 million including interest depending upon the time when Sulzer Medica receives approval from the US Federal Drug Administration, FDA, for the main product, a biological valve. If FDA approval is not obtained within a specified time frame no payment beyond the recorded liability is required.

NOTE 6. EFFECTS OF ACQUISITIONS

The impact of significant subsidiaries acquired was as follows:

Mill. CHF	2001	2000	1999

Net sales	91	—	1
Operating income	-33	—	-1
Non-current assets acquired	89	—	16
Current assets acquired	53	—	2
thereof cash acquired	6	—	—
Liabilities acquired	-47	—	1

NOTE 7.* SEGMENT INFORMATION

*  Refer also to note 34.

Primary Reporting Format—Segment Information by Division

Mill. CHF	2001	2000	1999

Net sales
Orthopedics	1150	1097	972
Cardiovascular prostheses	268	250	210

Total	1418	1347	1182

Operating income before goodwill amortization and exceptional items
Orthopedics	130	222	179
Cardiovascular prostheses	1	63	60
Biologics and Group management	-31	-15	-5

Total	100	270	234

Operating income
Orthopedics	-1403	185	-120
Cardiovascular prostheses	-88	61	59
Other operating income including Biologics and Group management	-140	-16	574

Total	-1631	230	513

Capital expenditure
Orthopedics	79	55	41
Cardiovascular prostheses	9	6	5
Biologics and Group management	4	2	1

Total	92	63	47

Depreciation and amortization
Orthopedics	117	102	332
Cardiovascular prostheses	104	12	9
Biologics and Group management	3	2	1

Total	224	116	342

Assets
Orthopedics	1759	1552	1493
Cardiovascular prostheses	342	198	197
Biologics and Group management	770	775	701
Net assets from discontinuing operations	—	—	—

Total assets	2871	2525	2391

Liabilities
Orthopedics	1706	287	288
Cardiovascular prostheses	70	51	59
Biologics and Group management	304	189	201

Total liabilities	2080	527	548

Sulzer Medica's business is managed on a worldwide basis structured in two Divisions. The Orthopedics Division develops, manufactures and distributes hips, knees, spine, other orthopedics and dental implants. The Cardiovascular prostheses Division develops, manufactures and distributes heart valves including repair products, vascular grafts and stents.

Further operating activities consist of biologic activities and of Group management, including the costs of holding, financing and management of Sulzer Medica.

The geographic segmentation reflects the main operating areas of the Group. The Group's policy determines that transfers of goods and services between the various segments are carried out at arm's length.

Secondary Reporting Format—Geographical Segments Part 1

Mill. CHF	2001	2000	1999

Net sales by location of customers
Switzerland	61	59	55
European Union	560	530	502
Other Europe	19	17	16
North America	629	602	496
All Other countries	149	139	113

Total	1418	1347	1182

Net sales by location of subsidiaries
Switzerland	472	431	419
European Union	563	537	514
Other Europe	4	4	3
North America	849	806	664
All Other countries	70	52	38

Total	1958	1830	1638

Transfers to other geographic areas from
Switzerland	-364	-338	-335
European Union	-17	-20	-20
Other Europe	—	—	—
North America	-159	-124	-101
All Other countries	—	—	—

Total	-540	-482	-456

Net sales to third parties by location of subsidiaries
Switzerland	108	93	84
European Union	546	517	494
Other Europe	4	4	3
North America	690	681	563
All Other countries	70	52	38

Total	1418	1347	1182

Secondary Reporting Format—Geographical Segments Part 2

Mill. CHF	2001	2000	1999

Operating income by location of subsidiaries
Switzerland	-22	49	12
European Union	46	58	55
Other Europe	—	—	—
North America	-1662	118	441
All Other countries	7	5	5

Total	-1631	230	513

Assets by location of subsidiaries
Switzerland	210	223	240
European Union	452	454	460
Other Europe	4	4	4
North America	2138	1796	1638
All Other countries	67	48	49

Total assets	2871	2525	2391

Capital expenditure by location of subsidiaries
Switzerland	1	3	8
European Union	25	27	6
Other Europe	—	—	—
North America	63	30	33
All Other countries	3	3	—

Total	92	63	47

NOTE 8. OTHER OPERATING INCOME/EXPENSE

Mill. CHF	2001	2000	1999

Currency exchange differences	-3	-2	—
Sundry operating income/expense	4	8	-1
Share of loss of associate earnings	-1	—	—

Total other operating income/expense, net	—	6	-1

Sundry operating income in 2001 and 2000 relates mainly to revenue from an OEM-Agreement entered into at the end of1999.

NOTE 9. HIP AND KNEE SETTLEMENT

On December 5, 2000, Sulzer Orthopedics Inc. issued a voluntary recall of certain lots of the Inter-Op acetabular shells that failed to adhere in certain cases to patients acetabulum. Sulzer Orthopedics Inc has continued to investigate the reason for the product failure, utilizing the expertise and counsel of physicians as well as internal and external scientists and engineers. The investigation initially appeared to reveal that a trace of mineral oil-based lubricant remaining on the implant after the manufacturing process was responsible for the lack of proper bonding between the implant and the bone, in some cases. More recently, Sulzer Orthopedics Inc has focused its investigation on various other contaminants on the surface of the porous coated shell. Sulzer Orthopedics Inc has implemented manufacturing and cleaning steps to ensure the problem does not recur. As of March 7, 2002, the Company and its subsidiaries have been served with a total of 1989 lawsuits in federal and state courts in the U.S. and Canada, alleging injuries as a result of Inter-Op acetabular shells manufactured and sold by Sulzer Orthopedics Inc. As of March 14, 2002, 2860 revision surgeries have been reported.

Sulzer Orthopedics Inc has informed the Food and Drug Administration of its ongoing investigation of a porous-coated tibial baseplate that was manufactured from July to December 2000. A number of adverse clinical outcomes have been reported, and as of March 7, 2002, 585 revision surgeries have been reported to Sulzer Orthopedics and the company and its subsidiaries have been served with a total of 86 lawsuits.

On June 19, 2001, the Judicial Panel on Multi-District Litigation ("MDL") ordered that all Inter-Op lawsuits filed in federal courts be consolidated for pre-trial proceedings in the U.S. District Court (N.D. Ohio) in Cleveland, Ohio. On August 29, 2001, the Court provisionally certified a class and granted preliminary approval to the parties settlement agreement and on September 17, the Court issued an order enjoining all further proceedings in other federal and state courts.

The parties have renegotiated the initial settlement agreement.

The revised settlement agreement (the "MDL Settlement Agreement") provides for the Company to contribute USD 725 million in the form of USD 425 million in cash and USD 300 million in Convertible Callable Instruments (CCI).

Sulzer Medica as group has the obligation to deliver USD 425 million at the later of 180 days after Trial Court Approval or 60 days after the Final Judicial Approval Date. The amount is increased by an amount equal to the interest calculated at a floating LIBOR rate (one month LIBOR), starting 180 days after Trial Court Approval and compounded annually. At the later of 180 days after Trial Court Approval or 60 days after Final Judicial Approval Date, Sulzer Medica has the obligation to issue the CCI. Unless earlier redeemed, 18 months after the issue date of the CCI, Sulzer Medica will provide the settlement trust ADR's or shares at the conversion price in effect on the Maturity Date. The payment obligation under the CCI will be unsecured and subordinated to the Financing. Beginning with the issue date, the CCI shall accrue interest in the amount of 7.5% compounded annually. Sulzer Medica has the option at any time to redeem for cash any portion of the face amount of the CCI plus unpaid interest. The partial redemption shall be in a minimum amount of USD 10 million. While the CCI is issued, Sulzer Medica will not pay out any dividends and will be subject to other financing limitations.

On March 13, 2002, the Company and the Plaintiffs have signed the revised settlement agreement and the U.S. District Court in Cleveland, Ohio, has granted preliminary approval.

The patients will have the right to reject this settlement by choosing to Opt-Out. The Opt-Out period is scheduled to end on May 14, 2002. The U.S. District Court in Cleveland has scheduled a Final Fairness Hearing for May 6, 2002. Sulzer Medica has the right to terminate the settlement agreement and withdraw for any reason at any time before May 21, 2002.

As integral part of the above settlement agreement Sulzer Medica agreed to indemnify and hold Sulzer AG and all its direct or indirect subsidiaries harmless for any and all claims and liabilities related to the Affected Products including in particular, actions of members of the settlement class (as defined in the MDL Settlement Agreement) who exercise their right to Opt-Out of the Settlement Agreement. Sulzer releases Sulzer Medica from any indemnification obligation arising out of the PreExisting Indemnity agreements. The indemnity is only valid and enforceable if the MDL Settlement Agreement achieves Final Judicial Approval.

Additionally, the parties also agreed, that the Company shall pay Sulzer CHF 26,682,276.67 minus USD 266,288.48 and that Sulzer shall pay Sulzer Medica USD 8,606,835.56, in settlement of all claims out of the Spin-Off agreement and the inter-company loan.

Furthermore, as condition precedent to execution of the above MDL Settlement Agreement, and in return of their payments under the MDL Settlement Agreement, Sulzer Medica agreed to indemnify and hold "Winterthur" Insurance company and its subsidiaries harmless from all claims and liabilities which may be brought against "Winterthur" under the Original and under the Second Year Policy, including in particular, actions of members of the settlement class (as defined in the MDL Settlement Agreement) who exercise their right to opt-out of the settlement agreement. The company fully provided for the face amounts of the cash as well as the CCI portion of the MDL Settlement Agreement. In addition to that, the company made provisions to cover cost that are directly related to the recalled Inter-Op acetabular shells and adverse clinical outcomes of porous-coated tibial baseplates, but which are not covered in the Settlement Agreement, such as Revisions in excess of 4000, Non-US revisions, legal fees and other miscellaneous expenses etc. The total provisions related to the Settlement Reserve amounts to USD 874 million. The related tax accrual amounts to USD 240 million. If the settlement proposal should not go through then the going concern basis of the Groups US operations is in doubt. However, management believes based on currently available information, that the Group, excluding its US operations, would be able to continue as a going concern. There are mainly three risks that need to be considered, namely opt-outs, the funding of the settlement and possible appeals. In the view of management, the risk that the settlement does not go through is primarily related to a potential high number of plaintiffs, deciding to optout, at which point the company will have to abandon the settlement agreement.

With regard to the funding of the cash amount of the settlement, the USD 425 million, the company is currently in negotiations with a number of financial institutions and management has no indications that the funding would not be possible. Also, management is confident that the shareholders will approve the settlement as proposed.

After the final fairness hearing on May 6, 2002, the plaintiffs will also have the possibility to appeal the final fairness decision of the judge. An appeal would have to be filed within 30 days of the courts decision. In the view of management, an appeal would not materially negatively impact the financial condition of the company. All payments that will have to be made by the company are subject to Final Judicial Approval.

NOTE 10. EXCEPTIONAL OPERATING ITEMS

Mill. CHF	2001	2000	1999

Litigation settlement income	48	—	—
Impairment of intangibles	-91	—	-240
Investments in non-consolidated companies write-off	-50	—	—
Restructuring costs	-105	-1	-14

Total exceptional operating items	-198	-1	-254

In 2001, the Company received approximately USD 28 million in connection with the settlement of a pending litigation by Sulzer Spine-Tech Inc.

Soon after the integration but especially towards year-end 2001, the stent market did not develop in line with high sales expectations. Despite restructuring measures initiated in the fourth quarter at Sulzer IntraTherapeutics Inc., the impairment test performed as of year end showed an impairment on goodwill of USD 31 million and on existing technology of USD 11 million. The value in use (based on the income approach utilizing the discounted cash flow method) was determined using a weighted discount rate of 10.3%.

As result of deterioration of cage sales and also in connection with the introduction of a competitors' product in December 2001, the impairment test at Sulzer Spine-Tech's Inc existing technology showed an amount of USD 8 million. The value in use was determined using a discount rate of 15%.

In relation to the Orthosoft Inc engagement, a minority holding, total charges of CHF 5 million are recorded. The high expectations regarding the product development were not realistic and a Canadian court order to purchase the remaining stake resulted in an additional charge of CHF 16 million. For an additional payment commitment of CHF 8 million in 2002 a provision was booked.

The investment in Orquest Inc and license, cross-license, research and distribution agreement was determined to be impaired as of year end 2001as a result of further delays of the common research and development programs. In addition, since further benefits are unlikely to be realized, the write down related to this exposure resulted in an exceptional operating item of USD 20 million.

Sulzer Orthopedics Inc cooperated in 1999 with @Outcome in order to offer orthopedic clinics and surgical group practices a secure internet access for the communication with patients thus simplifying patient management. The market acceptance of the product but also the financial outlook resulted in a complete write down of the exposure of total USD 8 million in 2001.

In addition, various other charges exist. As a result of the change in management middle of 2001 various restructuring measures were initiated in order to improve the operational efficiencies. This resulted in exceptional operating items of CHF 33 million in various other US businesses and the group office in the US. Restructuring costs of CHF 20 million for Sulzer Biologics Inc are included in this position.

In June 1999, Sulzer Medica announced the introduction of a comprehensive program to achieve a step in performance improvement and secure sustainable success in the future of the Orthopedics Division. This initiative resulted in personnel costs and inventory allowances of CHF 14 million.

Due to the developments in the spinal implant markets Sulzer Medica performed an impairment test in 1999 in order to check the value of the net assets (including goodwill) of Sulzer Spine-Tech which belongs to the Orthopedics Division. The method for the test was in line with the requirements defined in IAS 36. The "value in use" (based on the income approach utilizing the discounted cash flow method) was determined using a discount rate of 10.0%. This resulted in an exceptional amortization of Sulzer Spine-Tech's goodwill of CHF 240 million.

NOTE 11.* DISCONTINUING OPERATIONS

*  Refer also to note 35.

On June 3, 1998, the Group announced its intention to exit the electrophysiology business. The subsidiaries comprising this segment were sold on February 1, 1999, for USD 802 million (including cash on hand of CHF 19 million). The transactions of the discontinuing operations from January 1, 1999, to the date of sale are not considered significant and are included in the "Gain on sale of the Electrophysiology Division." The book profit of CHF 579 million realized from this transaction is provisional since negotiations with the buyer about thefinal sales price are not yet complete. This transaction resulted in a tax credit of CHF 6 million. No adjustments were necessary in 2000 and 2001.

NOTE 12. FINANCIAL INCOME/EXPENSE

Other Non-Operating Income/Expense

Mill. CHF	2001	2000	1999

Gain on sale of investments	26	4	6
Interest income	11	38	33
Interest expense	-8	-8	-21
Other financial expense	-22	-5	-1

Total financial income	7	29	17

In 2001 and 2000 the gain on sale of investments is a result of a partial sale of the Company's investment in Thoratec Laboratories Corp. In 1999 it relates to the divested investment in Maxxim Medical Inc. In 2001the market value of the stake in Japan Lifeline Co. Ltd., declined significantly and the related charge of USD 5 million is included in other financial expense. In connection with the impairment test on ReGen Biologics Inc, an additional loan allowance of USD 7 million was recorded as other financial expense.

The other non-operating expenses of CHF 21 million resulted from the spin-off of Sulzer and from the defense cost for the unsuccessful hostile takeover attempt.

NOTE 13. TAXES

Mill. CHF	2001	2000	1999

Current income taxes
Switzerland	12	18	13
European Union	10	14	15
Other Europe	—	—	—
North America	-4	11	32
All Other Countries	7	11	6

Total current income taxes	25	54	66

Deferred income taxes
Switzerland	-7	-2	-5
European Union	5	-1	1
Other Europe	—	—	-1
North America	-481	13	-19
All Other Countries	2	-2	—

Total deferred income taxes	-481	8	-24

Total income taxes	-456	62	42

Other taxes	2	5	4

Total taxes	-454	67	46

Current income taxes, comprising taxes paid or due on the underlying income of individual subsidiaries, are calculated according to the law applicable in the individual countries. Other taxes include taxes not directly related to income.

Income before taxes/Mill. CHF	2001	2000	1999

Switzerland	-84	105	89
European Union	34	40	38
Other Europe	1	1	2
North America	-1652	48	382
All Other Countries	56	65	19

Total income/loss before taxes	-1645	259	530

Using the maximum tax rate for Winterthur, Switzerland, of 25.1% the tax benefit on 2001 consolidated loss before taxes of CHF -1,645 million amounts to CHF 413 million. The following table serves to indicate the reasons why in 2001, 2000 and 1999 the charge was below the reference amount.

Mill. CHF	2001	2000	1999

Income/loss before taxes	-1644.8	258.5	529.9
Maximum tax rate (Winterthur, Switzerland)	25.1%	25.2%	25.3%
Income tax benefit/expense at maximum tax rate	-412.8	65.1	134.1
Taxes at other rates	-31.4	-10.6	-7.0
Effect of losses/credits and loss carry-forwards	-84.8	-1.9	-2.6
Permanent differences	19.2	13.4	14.2
Impact of the exceptional write-down of goodwill	13.3	—	60.7
Impact of the gain on the divestiture of the Electrophysiology Division	—	—	-152.6
Impact of hip and knee settlement	-35.4	—	—
Changes in tax rate and tax laws	-3.5	-1.5	-0.9
Change in valuation allowance	84.2	0.1	-1.0
Other	-4.6	-3.1	-2.6

Tax income/expense (current and deferred)	-455.8	61.5	42.3

The tax effect on permanent differences is mainly due to the annual amortization of goodwill which is not deductible for tax purposes.

At December 31, deferred taxes consisted of the following:

	2001		2000		1999
Mill. CHF	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Intangible and financial assets	10	-14	14	-28	15	-31
Tangible fixed assets	3	-5	1	-9	2	-9
Loss carry-forwards	245	—	154	—	166	—
Inventories	33	-9	16	-8	15	-8
Other assets	26	-5	19	-3	17	-3
Eliminations of unrealized gains	46	—	40	—	36	—
Long-term provisions	411	—	27	-2	18	-2
Short-term provisions	113	-2	48	-2	55	-1
Other current liabilities	35	—	9	—	7	—

Total potential tax effect	922	-35	328	-52	331	-54

Valuation allowance	-263	—	-154	—	-149	—

Deferred taxes	659	-35	174	-52	182	-54

Set off of assets and liabilities	-16	16	-32	32	-35	35

Deferred taxes, net	643	-19	142	-20	147	-19

The majority of the increase, from prior year, in the net deferred tax position is attributable to the Hip and Knee Settlement. The deferred taxes on eliminations of unrealized gains above primarily relate to unrealized gains from a Swiss company belonging to the Orthopedics Division.

There was no unrecognized deferred tax liability relating to undistributed earnings of subsidiaries at December 31, 2001 and 2000.

The Company has loss carry-forwards available of CHF 1,861 million as of December 31, 2001. Of this amount, CHF 1,673 million will expire between 2002 and 2008 with the remaining amount of CHF 188 million still available for use post-2008. The tax effect of these loss carry-forwards, at their respective jurisdictional statutory rate, is CHF 245 million, which when netted with the associated valuation allowance of CHF 221 million, results in an anticipated tax benefit of CHF 24 million.

NOTE 14. EARNINGS PER SHARE

The earnings per share were calculated as follows:

	2001	2000	1999

Net loss/income in mill. CHF	-1193	190	483

Weighted average number of shares outstanding, in thousands	9973	9996	9986

Basic loss/income per share in CHF	-119.62	19.01	48.37

Net loss/income in mill. CHF	-1193	190	483

Weighted average number of shares adjusted for dilutive share options, in thousands	9973	10012	9986

Diluted loss/income per share in CHF	-119.62	18.98	48.37

The share options outstanding are in connection with the Management Stock Option Plan. Diluted income per share is affected by share options outstanding when the average share price of the year is above the strike prices of the outstanding options.

NOTE 15. INTANGIBLE ASSETS

	2001			2000
Mill. CHF	Goodwill	Other	Total	Goodwill	Other	Total

Cost
Balance at January 1	1795	148	1943	1724	142	1866
Changes in composition of Group	—	53	53	—	—	—
Additions	339	8	347	59	5	64
Disposals	—	—	—	—	—	—
Currency conversion adjustment	28	3	31	12	1	13

Balance at December 31	2162	212	2374	1795	148	1943

Accumulated amortization
Balance at January 1	1204	50	1254	1161	35	1196
Amortization	111	68	179	39	15	54
Disposals	—	—	—	—	—	—
Currency conversion adjustment	11	—	11	4	—	4

Balance at December 31	1326	118	1444	1204	50	1254

Net book value at January 1	591	98	689	563	107	670

Net book value at December 31	836	94	930	591	98	689

The annual amortization of goodwill in 2001 includes the exceptional writedown on Sulzer IntraTherapeutics Inc goodwill as described in Note 10 of CHF 52 Mio. The total amount of impairment of goodwill in 2001, 2000 and 1999 is CHF 292 Mio. In the amortization of other intangible assets, the existing technology impairment charges are included. In 2000 as a result of the acquisition of the stake in Tutogen Medical Inc, goodwill in the amount of CHF 57 million was capitalized.

NOTE 16. PROPERTY, PLANT AND EQUIPMENT

Mill. CHF	Land and buildings	Machinery and equipment	Other fixed assets	2001 Total	2000 Total

Cost
Balance at January 1	115	140	307	562	534
Changes in composition of Group	—	15	12	27	—
Additions	3	16	62	81	58
Disposals	-6	-9	-33	-48	-25
Currency conversion adjustment	2	3	-1	4	-5
Balance at December 31	114	165	347	626	562

Accumulated depreciation
Balance at January 1	36	101	202	339	295
Changes in composition of Group	—	8	7	15	—
Depreciation	6	14	49	69	62
Disposals	-4	-6	-26	-36	-14
Currency conversion adjustment	—	3	—	3	-4

Balance at December 31	38	120	232	390	339

Net book value at January 1	79	39	105	223	239

Net book value at December 31	76	45	115	236	223

Fire insurance value at December 31	155	195	421	771	625

No property within Sulzer Medica is recognized as an Investment property in accordance with IAS 40.

Details of leased assets included in tangible fixed assets are as follows:

Mill. CHF	2001	2000

Cost capitalized	1	2
Net book value	—	1
Related lease liability	3	1

NOTE 17. INVESTMENTS AND OTHER FINANCIAL ASSETS

Mill. CHF	Investments in Associates	Investments in non-consolidated companies	Other financial assets	2001 Total	2000 Total

Balance at January 1	7	64	33	104	63
Adoption of IAS 39	—	15	—	15	—
Additions	—	1	42	43	48
Disposals	—	-18	-17	-35	-7
Fair value adjustments	—	-54	-12	-66	—
Currency conversion adjustment	—	3	1	4	—

Balance at December 31	7	11	47	65	104

Net book value
at January 1	7	64	33	104	63

at December 31	7	11	47	65	104

Investments in non-consolidated companies as of December 31, 2001, include ReGen Biologics Inc, Redwood City (USA), @Outcome Inc, Austin (USA), Orquest Inc, Mountain View (USA), Orthosoft Inc, Outremont (Canada), and publicly traded securities of Thoratec Inc, Berkeley (USA), and Japan Lifeline Co. Ltd., Tokyo (Japan), held as non-current assets.

Revaluation of fair value consists of write-offs for the investments in Orquest Inc, ReGen, @Outcome, Japan Lifeline and Orthosoft Inc.

NOTE 18. INVENTORIES

	2001			2000
Mill. CHF	Gross value	Allowances	Net Total	Gross value	Allowances	Net Total

Raw materials, supplies and consumables	63	-7	56	46	-7	39
Work in progress	44	-2	42	48	-4	44
Finished products and trade merchandise	447	-134	313	365	-59	306

Total inventories	554	-143	411	459	-70	389

Obsolescence expense was CHF 75 million, CHF 35 million, and CHF 16 million at December 31, 2001, 2000, and 1999, respectively. Write-offs of scrapped inventory against the allowance for obsolescence were CHF 3 million, CHF 4 million, and CHF 5 million at December 31, 2001, 2000, and 1999, respectively.

Cost of materials included in cost of sales was CHF 254 million, CHF 243 million, and CHF 215 million at December 31, 2001, 2000, and 1999, respectively.

NOTE 19. TRADE ACCOUNTS RECEIVABLE

Mill. CHF	2001	2000

Gross trade accounts receivable	332	301
Allowance for doubtful accounts	-24	-14

Trade accounts receivable	308	287

Bad debt expenses were CHF 7 million, CHF 2 million, and CHF 1 million at December 31, 2001, 2000, and 1999, respectively. Bad debt write-offs against the allowance were CHF 1 million, CHF 1 million, and CHF 3 million in 2001, 2000, and1999, respectively.

NOTE 20. PLEDGED ASSETS

In connection with the global settlement negotiations related to the hip and knee implant litigation all assets of the Group were pledged as of December 31, 2001. In 2002 the settlement has been revised and the pledged assets will be released.(1) In 2000 total CHF 5 million assets were pledged.

(1)  Described in Note 9.

NOTE 21. SHAREHOLDERS' EQUITY

Outstanding shares with a nominal amount of CHF 30. each as of December 31, 2001 and 2000, amount to 9,933,556 and 9,991,300, respectively.

The conditional share capital with a nominal value totaling CHF 6 million was reduced due to shares and ADS options exercised in 2001 to CHF 5,752,890, and in 2000 to CHF 5,758,860.

Amounts planned for dividend distribution by the Company's subsidiaries at December 31, 2001, 2000, and 1999 were approximately CHF 53 million, CHF 86 million and CHF 72 million, respectively.

If the shareholders' meeting approves the proposed appropriation of available earnings of December 31, 2001, no dividend will be distributed.

Due to the adoption of IAS 39 as of January 1, 2001 the following entries were recorded directly to equity:

Mill. CHF	Retained earnings

January 1, 2001 fair value adjustments
Available-for-sale securities	15
Derivative and other financial instruments	3
Deferred tax on above	-6

Effect of introducing IAS 39 on January 1, 2001	12

Changes in fair value:
—Available-for-sale securities	—
—Cash flow hedges	—
Realized gains or losses transferred to the income statement:
—securities sold	-18
Impaired securities and instruments	4
Deferred tax on above	5

Fair value adjustments at December 31, 2001	3

NOTE 22. LONG-TERM BORROWINGS

Mill. CHF	2001	2000

Loans from third parties	13	13
Mortgage loans	6	5
Leasing commitments	2	1

Total long-term borrowings	21	19

Current portion	1	—

Total long-term borrowings non-current	20	19

Non-current borrowings will mature as follows:

Mill. CHF	Third-party loans	Mortgage	Other	Total

2003—2006	3	—	2	5
2007 and thereafter	10	5	—	15

Total long-term borrowings	13	5	2	20

NOTE 23. PROVISIONS

Mill. CHF	Personnel related provisions	Warranties, litigation risks	Provision for taxes	Other provisions	2001 Total	2000 Total

Balance of January 1	18	3	107	70	198	203
Changes in composition of Group	—	—	—	3	3	—
Increase	1	1563	29	44	1637	71
Unused amounts reversed	—	—	—	—	—	-6
Utilisation	-15	-84	-27	-15	-141	-71
Currency conversion adjustment	—	-8	—	2	-6	1

Balance of December 31	4	1474	109	104	1691	198

Short-term portion	1	170	31	21	223	54
Long-term portion	3	1304	78	83	1468	144
Balance of December 31	4	1474	109	104	1691	198

Personnel provisions are accrued to cover expenses arising primarily from grants, rewards for years of service, termination and pension benefits.

The strong increase in provisions for litigation risks of CHF 1563 million is mainly related to the hip and knee settlement of CHF 1476 million. Additional provisions were built to reflect the settlement of all claims between Sulzer and Sulzer Medica relating to the Spin-Off agreement.

Furthermore, provisions have been built to reflect the restructuring actions taken in some of the US entities as well as to reflect the risks related to our activities with Orthosoft. See note 9.

"Other provisions" are mainly relating to the divestiture of the Electrophysiology Division in 1999 and to accrued stop-loss complying with insurance policies.

As a result of the divestiture of the Electrophysiology Division in 1999 the Company is involved in the procedure, as provided for in the contract, to determine the final selling price. Management believes that the recorded provisions are adequate.

NOTE 24. SHORT-TERM BORROWINGS

Mill. CHF	2001	2000

Borrowings from third parties	75	83
Loans from related parties	—	3

Total short-term borrowings	75	86

NOTE 25. OTHER CURRENT AND ACCRUED LIABILITIES

Mill. CHF	2001	2000

Notes payable	1	1
Social security contributions	3	4
Assessed taxes payable	5	8
Commissions payable	14	18
Other liabilities	53	46
Vacation and overtime claims	15	8
Salaries, wages and bonuses	34	33
Corporate identity	15	—
Fair value of derivative instruments	2	—
Other accruals	52	27

Total other current liabilities and accruals	194	145

NOTE 26. COMMITMENTS AND CONTINGENCIES

The contractual commitments for future investments in property, plant, and equipment for which the applicable financing will arise in future years at December 31, 2001, 2000, and 1999, were CHF 6 million, CHF 3 million, and CHF 1 million, respectively.

The future minimum rental commitments for operating leases as of December 31 are:

	2001			2000
Mill. CHF	Buildings	Other	Total	Buildings	Other	Total

Maturity: <1 year	5	2	7	6	2	8
Maturity: 1-5 years	11	5	16	15	3	18
Maturity: >5 years	—	2	2	—	—	—

Total rental commitments	16	9	25	21	5	26

Employees of the Company are committed to respect local laws and regulatory guidelines in the course of their business activities. In the normal course of business, certain subsidiaries are involved in administrative and civil proceedings which could give rise to claims not covered, or only partly covered, by insurance, the effects of which on future earnings cannot be foreseen. In the opinion of management, the ultimate outcome of these situations will not have a material impact on the consolidated financial position and results of operations. The Company is party to certain other legal actions arising in the ordinary course of its business. Provisions have been recorded for such litigation risks where it is probable that the Company has incurred a loss and a reasonable estimate of such loss can be made. Because the judicial process for such cases is complex, management cannot estimate the amount of any additional losses which might be incurred in excess of the amounts provided, especially the legal cases related to the recalled Inter-Op hipshells and withdrawn tibial baseplates. See also Note 33 and 9.

NOTE 27. RETIREMENT BENEFIT PLANS AND EMPLOYEE COSTS

Defined contribution plans

The Company has defined contribution plans which cover substantially all of its US employees and employees in other countries. The benefits of these plans relate to local customs and practices in the countries concerned. Company contributions to such plans for the years ended on December 31, 2001, 2000, and 1999, were CHF 10 million, CHF 8 million, and CHF 6 million, respectively.

Defined benefit plans

Defined benefit plans covering employees of Sulzer Medica are in place in Switzerland, France, and the United Kingdom. Those in Switzerland and the United Kingdom cover employees of the Company in addition to employees of Sulzer. The assets and liabilities of these plans which relate to Company personnel have been determined based on actuarial valuations. The most recent actuarial valuations were performed on December 31, 2001.

Personnel costs for defined benefit plans

Mill. CHF	2001	2000

Current service costs of retirement benefit plans	-10	-10
Interest costs	-5	-5
Expected return on plan assets	7	7
Employees contributions	4	4
Change in portion of overfunding not capitalized	-2	-1

Personnel costs for defined benefit plans	-6	-5

The actual return on assets was a loss of CHF 7 million in 2001 and a gain of CHF 6 million in 2000.

Funded status

Mill. CHF	2001	2000

Present value of funded obligations	-134	-122
Fair value of plan assets(1)	148	148

Over-/underfunding	14	26
Actuarial gains (-) and losses	10	-4
Portion of overfunding not capitalized(2)	-24	-21

Overfunding reflected in the balance sheet	—	1

Long-term provision portion	—	—
Asset portion	—	1

(1)
The joint plan assets as of December 31, 2001, and 2000, include the amount of CHF 17 million and 3 million shares of SulzerMedica Ltd. which is about 0.4% and 0.2% of the total plan assets.

(2)
Legal requirements, particularly those of Switzerland, restrict the utilization of overfunded contributions in legally separated benefit plans. Only amounts that will potentially reduce future pension costs are capitalized in the consolidated balance sheet.

Due to the large discrepance between expected and actual return on assets the overfunding diminished and unrecognized actuarial losses resulted.

Based on this development the Group did not reduce the allowance on a recognizable asset in the balance sheet.

The actuarial weighted average assumptions used were as follows:

	2001	2000

Discount rate	4.5%	4.5%
Long-term return on assets	5.1%	5.1%
Salary increases	2.8%	2.8%
Pension benefit increases	1.3%	1.3%
Employee turnover	5.3%	4.3%
Mill. CHF	2001	2000	1999

Employee costs
Salaries and wages	346	286	263
Fringe benefits	72	63	53

Total personnel expenses	418	349	316

The increase in 2001 in personnel expenses mainly relates to the acquisitions Paragon Implant Company and IntraTherapeutics Inc. See note 5.

NOTE 28. FINANCIAL INSTRUMENTS

The balance sheet values of cash, cash equivalents and current accounts receivable and payable approximate their market values. In the case of the items below, the carrying value in the balance sheet and their market values at the closing date were as follows:

	2001		2000		1999
Mill. CHF	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value

Investments in non-consolidated companies and other financial assets	58	58	97	112	63	94
Long-term borrowings	-21	-21	-19	-19	-31	-31

With the adoption of IAS 39 as per January 1, 2001, the carrying value corresponds to the fair value.

The fair value of investments in non-consolidated companies and other financial assets is based on quoted market prices for those of similar investments. For investments and other financial assets which have no quoted market prices, a reasonable estimate of fair value was made using available market information and appropriate valuation techniques. The fair value of long-term borrowings is based on the current rates offered to the Company for debt of similar maturities. The estimates presented above on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

	2001			2000
Mill. CHF	Notional value	Carrying value	Fair value	Notional value	Carrying value	Fair value

Foreign currency instruments
Forward exchange contracts (profit)	39	1	1	185	—	8
Forward exchange contracts (- loss)	209	-2	-2	97	—	-2

The Group's sales are denominated in a variety of different currencies. The currency structure of costs deviates to some extent from the currency structure of sales. In order to manage the exposure to the risk of foreign exchange movements, the Group makes use of financial instruments such as forward contracts. These instruments are entered into with major international institutions and typically expire within one year.

The notional value indicates the volume of the open derivative positions at the balance sheet date. The determination of the fair value of open transactions is based, where possible, on quoted prices, or alternatively on other recognized valuation methods.

Changes in fair values resulting from currency hedging of existing assets and liabilities are recognized in financial income. These gains and losses generally correspond to changes in the hedged balance sheet items.

Concentrations of credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash investments, foreign currency exchange contracts, and trade accounts receivable. The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution. Financial transactions are spread over a number of financial institutions each of which has a high credit rating.

The overall credit risk relating to derivatives at December 31, 2001 and 2000, amounted to CHF 0.6 million and CHF 7.9 million, respectively. The credit risk measures the maximum exposure which would arise if the counterparties failed to meet their obligations. The outstanding financial market transactions have all been arranged with top-rated financial institutions, and there is no unreasonable concentration of risks.

Concentration of credit risks with respect to trade accounts receivable is limited due to the large number of customers and their dispersion across many geographic areas. However, a significant proportion of trade accounts receivable is with national health care systems in several countries. Although the Company does not currently foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of those countries' national economies.

Note 29. TRANSACTIONS WITH RELATED PARTIES

At the Annual General Meeting of Sulzer on Apri1 19, 2001 the Shareholders approved the proposed separation of Sulzer and Sulzer Medica into two fully independent quoted companies. The separation was effected on July 10, 2001, by distributing the Sulzer Medica shares held by Sulzer to Sulzer's Shareholders, on the basis of two Sulzer Medica shares for each Sulzer share held as of July 9, 2001. The spin-off of practically all of the 74% shareholding in Sulzer Medica increased the free float to nearly 100%. As a consequence the Company ceased to be a subsidiary of Sulzer as of July 2001. Transactions in the years before the spin-off between the Company and Sulzer and its subsidiaries are summarized below:

1.
In certain countries the Company's products were distributed by companies within Sulzer's Markets and Technology Division. Transfer prices charged to Sulzer's Markets and Technology Division were equivalent to the prices charged to third-party distributors.

2.
The Company entered into an Administrative Services Agreement with Sulzer Management Ltd. in 1993 under which the Company pays an annual charge for the cost of certain functions such as treasury, risk management, group accounting systems and procedures, and human resources which were performed on a corporate basis by Sulzer. These costs were allocated to subsidiaries of Sulzer based on the proportion of last year's consolidated third-party sales, personnel costs, general and administrative expenses, and total assets which were attributable to the related company, as applicable, based upon the nature of the costs being allocated. The costs of this agreement are included under selling, general and administrative expense in the table on page 88.

3.
The Company entered into a Name and Trademark License Agreement under which it has the right to use "Sulzer" to market medical products. The annual charge amounting to 0.2% of third-party sales is included under selling, general and administrative expense in the table on page 88.

4.
Certain research and development activities were performed centrally by Sulzer Markets and Technology Ltd., a subsidiary of Sulzer. Under various cost sharing agreements, the costs of such activities were charged to the companies which benefit directly therefrom. Direct research and development costs charged to the Company are separately disclosed in the table on page 88. Exploratory research and development was allocated to subsidiaries of Sulzer based on third-party sales and the extent to which each company is considered to benefit from such activities. Exploratory research and development charges allocated to the Company are disclosed under selling, general and administrative expense on page 88.

5.
The Company made use of certain premises, facilities and specific services which are put at its disposal by subsidiaries of Sulzer. Charges were allocated to the Company based either on the actual costs incurred on the Company's behalf or, in the case of rented properties, by reference to rental charges paid by third parties for similar accommodations.

6.
The Company has agreed to indemnify certain suppliers for liability claims which may be made against them in connection with the incorporation of their products into Sulzer Medica products. The Company's liability under three of these agreements has been guaranteed by Sulzer.

7.
The Company has insurance coverage for product liability under an umbrella insurance policy arranged by Sulzer for all of its subsidiaries.

Management considers that the methods used to allocate the costs referred to in the arrangements described above are reasonable. Under an umbrella agreement entered into by the Company with Sulzer during 1997, the parties have agreed that all transactions shall continue to be consistent with arm's length principles.

To effect the spin-off of Sulzer Medica, the two companies have entered into a Separation Agreement which will govern certain arrangements between parties following the completion of the spin-off. Based on this Agreement the Board of Directors will present at the Annual Shareholders' Meeting on May 17, 2002 a new name for the Company to be approved by the assembly.

A listing of the members of the Board of Directors (BoD) and officers is shown on page 4 of the Annual Report; in 2001 the total remuneration of the BoD approximated CHF 1.3 million (in 2000: CHF 0.4 million). Members of the Board of Directors receive a substantial portion of their fees in stock options.

Remuneration by each individual Board member in 2001:

Thousands CHF	Cash	Options

Gay	65	30
Borgeaud	80	40
Spälti	80	40
Domeniconi	80	40
Link	570	173
Mathis	46	85

Total remuneration	921	408

Transactions between the Company and Sulzer and its subsidiaries amounted to:

Mill. CHF	2001(1)	2000	1999

Sales
Sulzer Medica products	9	19	19
Other sales	—	—	—

Total sales	9	19	19

Costs
Rent and maintenance of buildings	-2	-5	-5
Selling, general and administrative expense	-2	-4	-9
Research and development expense	-2	-3	-4

Total costs	-6	-12	-18

Interest
Interest expense	—	—	-1
Interest income	2	3	—

Total interest, net	2	3	-1

(1)
Until July 10, 2001, Sulzer Medica was part of the Sulzer Group.

Balances with Sulzer and its subsidiaries amounted to:

Mill. CHF	2000	1999

Assets
Current accounts receivable	5	6
Cash and cash equivalents	98	2

Total assets	103	8

Liabilities
Short-term borrowings	3	27
Current accounts payable	4	4

Total liabilities	7	31

Note 30. Management Stock Option Plan

In 1997, the Company adopted the Sulzer Medica Stock Option Plan to provide options to management and key employees. Under this plan options were granted for a five term and were sourced from up to 200,000 shares (or 2,000,000 ADS) of authorized, but unissued registered shares of Sulzer Medica Ltd. In 2001, the Company modified this plan and introduced the Sulzer Medica Long-term Stock Option Plan with a term of 10.5 years. Pursuant to the two plans the Company grants stock options at exercise prices not less than the fair market value at the date of the grant. Options are exercisable beginning one year from the date of the grant in cumulative yearly amounts of 25% of the shares under option and have a term of ten or ten and one-half years. In addition to the annual grant in April, options may be granted to new employees during the year. For grants under the 2001 plans, the Company will buy the necessary shares on the open market at its convenience.

Movements in the number of shares and ADS options outstanding are as follows:

	2001 Options	2000 Options	1999 Options

At beginning of year	177,472	126,458	95,446
Granted	233,943	74,048	69,125
Exercised	-199	-7,674	—
Cancelled and expired	-66,753	-15,360	-38,113

At end of year	344,463	177,472	126,458

The annual grant of shares and ADS options was made on April 18, 2001, at a price of CHF 333.00/USD 19.46 per share/ADS (April 12, 2000: CHF 376.00/ USD22.67). Due to the spin-off from the parent Sulzer Ltd. in July 2001 a second grant was pronounced on August 24, 2001at a price of CHF 111.00/ USD 6.71.

Options exercised in 2001 resulted in 199 shares being issued, in 2000 in 7,674 shares, yielding aggregate proceeds of CHF 0.1million and CHF 2.7 million, respectively.

Share options outstanding at the end of the year have the following terms:

Grant Year	Weighted average remaining contractual life in years	Weighted average exercise price	2001 Options	2000 Options

1997	0.5	CHF 350.00/USD 23.89	17,440	22,958
1998	1.3	CHF 382.00/USD 24.94	24,293	31,819
1999	2.3	CHF 300.00/USD 19.98	43,710	54,703
2000	3.3	CHF 376.00/USD 22.70	54,119	67,992
2001	9.7	CHF 170.00/USD 12.48	204,901	—

Total		CHF 243.00/USD 16.47	344,463	177,472

Note 31. Differences between IAS and US GAAP

The Group's consolidated financial statements are prepared in accordance with International Accounting Standards (IAS) which differ in certain material respects from accounting principles generally accepted in the United States of America (U.S. GAAP).

Reconciliation of IAS net income to U.S. GAAP net income:

Mill. CHF	2001	2000	1999

Net income/net loss under IAS	-1193	190	483
Impact of in-process research and development cost on goodwill	11	11	10
Impact of impairment charge on intangibles	17	-13	240
Employee benefits	3	1	—
Deferred taxes	—	—	—

Net income/net loss under U.S. GAAP	-1162	189	733

In accordance with IAS 22, the amount of "in-process research and development" included in the purchase price of acquisitions is considered a form of goodwill which the Company amortizes over a twenty-year period. U.S. GAAP requires the entire "in-process research and development" amount to be expensed in the year of acquisition. This difference reverses over the twenty-year period in which goodwill is amortized under IAS. In 2001, CHF 11 million of this difference were reversed (2000: CHF 11 million).

U.S. Statement of Financial Accounting Standards No. 121 (FAS 121) "Accounting for the impairment of long-term assets and for long-lived assets to be disposed of" provides that an impairment is evaluated based on expectations of undiscounted cash flows. This test according to U.S. GAAP determined that in 2000 and 1999 no impairment has occurred and no impairment charges were recognized. This difference reverses over the remaining seventeen-year period in which this goodwill is amortized under IAS.

U.S. Statement of Financial Accounting Standards No. 87 (FAS 87) "Employer's Accounting for pensions" does not provide for an impairment test for the overfunding of pension plans. The change of the amount of the overfunding is shown in the income statement.

The principal differences between IAS and U.S. GAAP are presented on pages 90–97 with explanations of certain adjustments that affect consolidated shareholders' equity as of December 31, 2001 and 2000.

Reconciliation of shareholders' equity

Mill. CHF	2001	2000

Shareholders' equity under IAS	784	1993
Impact of in-process research & development cost on goodwill (a)	-177	-182
Exceptional non-cash write-down on intangibles (b)	241	216
Employee benefits (c)	24	21
Investments (d)	—	15
Deferred tax effect of U.S. GAAP adjustment on investments	—	-3

Shareholders' equity under U.S. GAAP	872	2060

(a) In-process research & development

The application of U.S. GAAP may result in differences in the period of amortization for goodwill. As permitted by SEC rules, the Company has not attempted to quantify those differences for purposes of the reconciliation to U.S. GAAP as the amount presented complies with IAS 22. However, under U.S. GAAP the amount of "in-process research and development" is expensed in the year of acquisition as described in the Reconciliation of IAS net income to U.S. GAAP net income.

(b) Intangibles

As discussed in the reconciliation of net income, the impairment charge to goodwill and existing technology was not recognized under FAS121.

(c) Employee benefits

IAS19 (revised1998) "Employee benefits," effective as of January 1, 1999, limits the benefit amount of plan assets to be recognized to the realizable economic future benefit.

U.S. GAAP Financial Accounting Standard No 87 (FAS 87), "Employers' Accounting for pensions," does not provide for an impairment test for the overfunding of pension plans, as such the amount of the overfunding is recognized as an asset.

(d) Investments

The IAS cost and estimated fair value of available-for-sale securities at December 31, 2000 are as follows:

Mill. CHF	2000

IAS cost investments	16
Gross unrealized gains marketable securities	15

Fair value in accordance with FAS 115	31

In accordance with IAS 25, "Accounting for Investments," the Group has classified its marketable securities as long-term, and carries such investments at the lower of cost or market value, determined on a total aggregate portfolio basis. Reductions in the carrying value of marketable securities are charged to the consolidated income statement.

U.S. GAAP Statement of Financial Accounting Standards No. 115 (FAS 115), "Accounting for Certain Investments in Debt and Equity Securities," provides that investments in marketable securities which are classified as available for sale are reported at fair value with unrealized gains and losses excluded from earnings and included as a separate component of shareholders' equity. Accordingly, the effect of this treatment is included in the U.S. GAAP reconciliation of shareholders' equity. The marketable securities shown in the table above represent equity securities.

With the implementation of IAS 39 as of January 1, 2001 this variance was eliminated.

(e) Deferred taxes

In the consolidated financial statements, deferred tax assets and liabilities are classified as long-term and have been presented as such in the assets and liabilities sections of the balance sheet. This presentation is in accordance with IAS 12, "Income taxes." U.S. GAAP Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes," provides that deferred taxes must be separated into a current and a non-current amount based on the classification of the related asset or liability.

The presentation of deferred tax assets and liabilities in accordance with FAS 109 at December 31 would be as follows:

				2001				2000
Mill. CHF	Current assets	Non- current assets	Current liabilities	Non- current liabilities	Current assets	Non- current assets	Current liabilities	Non- current liabilities

Deferred taxes	243	679	15	20	116	212	13	39
Valuation allowance	-69	-194	—	—	-54	-100	—	—

Total deferred taxes	174	485	15	20	62	112	13	39

This difference relating to deferred taxes does not result in a reconciling adjustment to shareholders' equity as of December 31, 2001and 2000, between IAS and U.S. GAAP.

(f) Operating income before goodwill amortization and exceptional items

Disclosure of operating income before exceptional items and goodwill amortization is not permitted under U.S. GAAP. The exceptional items, goodwill amortization and non-operating expenses would be included in the determination of operating income under U.S. GAAP.

(g) Operating income

Operating income under IAS also consists of the income from discontinuing operations. Under U.S. GAAP, this income from the Electrophysiology Division in1999 would not be included in the operating income. It would be shown below the operating income as income from discontinuing operations.

Recently issued accounting pronouncements

The Financial Accounting Standards Board has recently issued several new accounting standards, including SFAS No. 141 "Business Combinations"; SFAS No.142 "Goodwill and other Intangible Assets"; and SFAS No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets" will be effective for periods beginning on or after January 1, 2002. The Group is currently determining the effect, if any, these new standards cause divergences from its Consolidated Financial Statements.

The Group adopted SFAS No. 141 for all business combinations after June 30, 2001. This standard requires that all business combinations be accounted for using the purchase method, and it further clarifies the criteria for recognition of intangible assets separately from goodwill. Since June 30, 2001, there have been no material business combinations.

Effective January 1, 2002, the Group will adopt SFAS No. 142 for existing goodwill and other intangibles. This standard eliminates the amortization of goodwill and intangible assets with indefinite useful lives and requires annual testing for impairment. This standard requires the assignment of assets acquired and liabilities assumed, including goodwill, to reporting units for purpose of goodwill impairment testing. Under the provisions of this standard, any impairment of goodwill will be written off and recognized as a cumulative effect of a change in accounting principle as at January 1, 2002.

Effective January 1, 2002 the Group will adopt SFAS No. 144. This standard supersedes and amends existing accounting literature related to the impairment and disposal of long-lived assets.

Note 32. Convenience Translation (unaudited)

Solely for the convenience of the reader, the consolidated balance sheet as of December 31, 2001, has been translated into U.S. dollars (USD) at the year-end exchange rate of 1.68 Swiss francs per USD, and the consolidated income statement has been translated at the 2001 average exchange rate of 1.69 Swiss francs per USD. The translation should not be construed as a representation that the Swiss franc amounts represent or have been or could be converted into USD at those or any other rate.

Note 33. Subsequent Events

On March 13, 2002, the detailed proposal of the settlement with patients affected by revision of hip or knee surgery has been signed by the parties and preliminarly approved by the court. The patients will have until May 14, 2002, to decide on the opt-out. See note 9.

Note 34*. Segment Information

Primary reporting format—segment information by division

Mill. CHF	2001	2000	1999

Net sales
Orthopedics Division	855	861	759
Spine-Tech Division	175	179	168
Dental Division	120	57	45
Cardiovascular Division	268	250	210

Total	1418	1347	1182

Operating income before goodwill amortization and exceptional items (EBITA)
Orthopedics Division	134	196	148
Spine-Tech Division	-13	24	29
Dental Division	9	2	2
Cardiovascular Division	1	63	60
Biologics & Group management	-31	-15	-5

Total	100	270	234

Operating income
Orthopedics	-1370	187	116
Spine-Tech Division	-35	-4	-238
Dental Division	2	2	2
Cardiovascular Division	-88	61	59
Biologics & Group management	-140	-16	574

Total	-1631	230	513

Capital expenditure
Orthopedics Division	55	42	29
Spine-Tech Division	19	11	11
Dental Division	5	2	1
Cardiovascular Division	9	6	5
Biologics & Group management	4	2	1

Total	92	63	47

Depreciation and amortization
Orthopedics Division	57	51	52
Spine-Tech Division	48	50	279
Dental Division	12	1	1
Cardiovascular Division	104	12	9
Biologics & Group management	3	2	1

Total	224	116	342

Assets
Orthopedics Division	488	423	395
Spine-Tech Division	1185	1098	1073
Dental Division	86	31	25
Cardiovascular Division	342	198	197
Biologics and Group management	770	775	701

Total assets	2871	2525	2391

Liabilities
Orthopedics Division	1526	131	105
Spine-Tech Division	165	150	177
Dental Division	15	6	6
Cardiovascular Division	70	51	59
Biologics and Group management	304	189	201

Total liabilities	2080	527	548

The Cardiovascular Division is presented as discontinuing operation to be consistent with note 35.

*
The information contained in this note did not appear in the consolidated financial statements as per December 31, 2001 as approved by the annual general meeting of shareholders as of May 17, 2002.

Subsequent to December 31, 2001 the Group changed its reporting structure from two segments to four segments. The information presented above has been changed from prior years to reflect this adjustment to the primary reporting format. Since then the group's business is managed on a worldwide basis and structured into four operating segments. The Orthopedics division manufactures and distributes hips, knees and other orthopedics. Spine-Tech manufactures and distributes spinal implants. The Dental division manufactures and distributes dental implants. The Cardiovascular division develops, manufactures and distributes heart valves including repair products, vascular grafts and stents.

As discussed in greater detail in note 35, the Group has made the decision to divest of the Cardiovascular Division, including the Company's entire Cardiac Care and Vascular Care product lines. Subsequent to this divestment the Company will be comprised of the three remaining global businesses (Orthopedics, Spine-Tech and Dental).

Further operating activities consist of biologic activities and of Group management, including the costs of holding, financing and management of Sulzer Medica.

NOTE 35.* DISCONTINUING OPERATIONS

On June 12, 2002 the Group announced its plans to divest of the Cardiovascular Division, comprising the Group's entire Cardiac Care and Vascular Care product lines which produce and distribute mechanical and tissue heart valves and products for the treatment of vascular obstructions and diseases. Once the divestment is complete, the company will focus on its core businesses: hip and knee implants (Orthopedics Division), spine implants and instrumentation (Spine-Tech Division), dental implants (Dental Division) and research and development, to capitalize on the Group's redefined core markets. In accordance with IAS 35 the Cardiovascular Division divestment qualifies as a discontinuing operation. This division represented 19% of Centerpulse's consolidated revenues in 2001 with operations primarily in the European Union and North America. The Group has engaged Lehman Brothers to assist in identifying and coordinating the sale of this Division. Group management and the Board of Directors expect to complete this divesture within one year. The following shows the impact of the divestiture as of and for each of the years ended December 31, 2001, 2000 and 1999.

*
The information contained in this note did not appear in the consolidated financial statements as per December 31, 2001 as approved by the annual general meeting of shareholders as of May 17, 2002.

Adjusted Consolidated Income Statement 2001

	2001
Mill. CHF	Centerpulse Historical	Cardiovascular Division	Centerpulse Adjusted

Net sales	1418	268	1150
Cost of sales	-540	-109	-431

Gross profit	878	159	719

Selling, general and administrative expense	-648	-112	-536
Research & development expense	-130	-40	-90
Other operating income/expense	—	2	-2

Operating income before goodwill amortization and exceptional items (EBITA)	100	9	91

Goodwill amortization	-57	-11	-46
Exceptional operating items	-1674	-78	-1596

Operating loss	-1631	-80	-1551

Financial income/expenses	7	-4	11
Other non-operating income/expenses	-21	-	-21

Loss before taxes	-1645	-84	-1561

Taxes	454	12	442

Net loss before minority interests	-1191	-72	-1119

Minority interests	-2	—	-2

Net loss	-1193	-72	-1121

Cash flow from operating activities	93	16	77
Cash flow of investing activities	-503	-10	-493
Cash flow from (-used in) financing activities	-88	-10	-78
Adjustment to investing activities(1)			—
Adjustment to financing activities(1)		—
Consolidated cash flow from operating activities	93	13	80
Consolidated net cash flow of investing activities	-503	-10	-493
Consolidated net cash flow from financing activities	-88	-10	-78
Earnings per registered share/per American Depository Share (ADS) under IAS
Adjusted basic income per share	-119.62	-7.19	-112.43
Adjusted basic income per ADS	-11.96	-0.72	-11.24
Adjusted diluted income per share	-119.62	-7.19	-112.43
Adjusted diluted income per ADS	-11.96	-0.72	-11.24

(1)
The adjustments represent the net investing activities from intercompany activities. Consolidated cash flows and consolidated not cash flows present Centerpulse and the Cardiovascular division as if the intercompany transactions had not occurred.

Adjusted Consolidated Balance Sheet, December 31, 2001

Mill. CHF	Centerpulse Historical	Cardiovascular Division	Centerpulse Adjusted

Assets
Non-current assets
Intangible assets	930	186	744
Property, plant and equipment	236	34	202
Investments and other financial assets	65	34	31
Deferred income taxes	643	49	594

Total non-current assets	1874	303	1571

Current assets
Inventories	411	52	359
Trade accounts receivables	308	40	268
Other accounts receivables and prepaid expenses	122	3	119
Cash and cash equivalents	156	21	135

Total current assets	997	116	881

Total assets	2871	419	2452

Equity and Liabilities
Shareholders' equity	784	349	435
Minority interests	7	—	7

Long-term liabilities
Long-term borrowings	20	10	10
Deferred income taxes	19	—	19
Long-term provisions	1468	6	1462
Other long-term liabilities	11	5	6

Total long-term liabilities	1518	21	1497

Current liabilities
Short-term borrowings	75	—	75
Short-term provisions	223	6	217
Trade accounts payable	70	7	63
Other current and accrued liabilities	194	36	158

Total short-term liabilities	562	49	513

Total liabilities	2080	70	2010

Total equity and liabilities	2871	419	2452

Adjusted Consolidated Income Statement 2000

	2000
Mill. CHF	Centerpulse Historical	Cardiovascular Division	Centerpulse Adjusted

Net sales	1347	250	1097
Cost of goods sold	-420	-74	-346

Gross Profit	927	176	751

Selling, general and administrative expenses	-555	-80	-475
Research & development expense	-108	-27	-81
Other operating income/expense	6	—	6

Operating income before goodwill amortization and exceptional items (EBITA)	270	69	201

Goodwill amortization	-39	-2	-37
Exceptional operating items	-1	—	-1

Operating income	230	67	163

Financial income/expenses	29	-3	32
Other non-operating income/expenses	—	—	—

Income before taxes	259	64	195

Taxes	-67	-21	-46

Net income before minority interests	192	43	149

Minority interests	-2	—	-2

Net income	190	43	147

Cash flow from operating activities	297	72	222
Cash flow of investing activities	-153	266	-462
Cash flow from (-used in) financing activities	-53	-335	325
Adjustment to investing activities(1)			43
Adjustment to financing activities(1)		-43
Consolidated cash flow from operating activities	297	72	225
Consolidated net cash flow of investing activities	-153	266	-419
Consolidated net cash flow from financing activities	-53	-378	325
Earnings per registered share/per American Depository Share (ADS) under IAS
Adjusted basic income per share	19.01	4.30	14.71
Adjusted basic income per ADS	1.90	0.43	1.47
Adjusted diluted income per share	18.98	4.30	14.68
Adjusted diluted income per ADS	1.90	0.43	1.47

(1)
The adjustments represent the net investing activities from intercompany activities. Consolidated cash flows and consolidated not cash flows present Centerpulse and the Cardiovascular division as if the intercompany transactions had not occurred.

Adjusted Consolidated Balance Sheet, December 31, 2000

Mill. CHF	Centerpulse Historical	Cardiovascular Division	Centerpulse Adjusted

Assets
Non-current assets
Intangible assets	689	45	644
Property, plant and equipment	223	30	193
Investments and other financial assets	104	13	91
Deferred income taxes	142	16	126

Total non-current assets	1158	104	1054

Current assets
Inventories	389	49	340
Trade accounts receivables	287	42	245
Other accounts receivables and prepaid expenses	58	3	55
Cash and cash equivalents	633	24	609

Total current assets	1367	118	1249

Total assets	2525	222	2303

Equity and Liabilities
Shareholders' equity	1993	172	1821
Minority interests	5	—	5

Long-term liabilities
Long-term borrowings	19	10	9
Deferred income taxes	20	—	20
Long-term provisions	144	5	139
Other long-term liabilities	4	3	1

Total long-term liabilities	187	18	169

Current liabilities
Short-term borrowings	86	—	86
Short-term provisions	54	4	50
Trade accounts payable	55	5	50
Other current and accrued liabilities	145	23	122

Total short-term liabilities	340	32	308

Total liabilities	527	50	477

Total equity and liabilities	2525	222	2303

Adjusted Consolidated Income Statement 1999

	1999
Mill. CHF	Centerpulse Historical	Cardiovascular Division	Centerpulse Adjusted

Net sales	1182	210	972
Cost of goods sold	-359	-54	-305

Gross profit	823	156	667

Selling, general and administrative expenses	-490	-66	-424
Research & development expense	-98	-24	-74
Other operating income/expense	-1	—	-1

Operating income before goodwill amortization and exceptional items (EBITA)	234	66	168

Goodwill amortization	-46	-1	-45
Exceptional operating items	325	—	325

Operating income	513	65	448

Financial income/expenses	17	-26	43
Other non-operating income/expenses	—	—	—

Income before taxes	530	39	491

Taxes	-46	-17	-29

Net income before minority interests	484	22	462

Minority interests	-1	—	-1

Net income	483	22	461

Cash flow from operating activities	178	28	150
Cash flow of investing activities	936	-13	955
Cash flow from (-used in) financing activities	-739	-13	-719
Adjustment to investing activities(1)			-6
Adjustment to financing activities(1)		6
Consolidated cash flow from operating activities	178	28	150
Consolidated net cash flow of investing activities	936	-13	949
Consolidated net cash flow from financing activities	-739	-7	-732
Earnings per registered share/per American Depository Share (ADS) under IAS
Adjusted basic income per share	48.37	2.20	46.17
Adjusted basic income per ADS	4.84	0.22	4.62
Adjusted diluted income per share	48.37	2.20	46.17
Adjusted diluted income per ADS	4.84	0.22	4.62

(1)
The adjustments represent the net investing activities from intercompany activities. Consolidated cash flows and consolidated not cash flows present Centerpulse and the Cardiovascular division as if the intercompany transactions had not occurred.

Adjusted Consolidated Balance Sheet, December 31, 1999

Mill. CHF	Centerpulse Historical	Cardiovascular Division	Centerpulse Adjusted

Assets
Non-current assets
Intangible assets	670	48	622
Property, plant and equipment	239	32	207
Investments and other financial assets	63	—	63
Deferred income taxes	147	14	133

Total non-current assets	1119	94	1025

Current assets
Inventories	376	49	327
Trade accounts receivables	272	40	232
Other accounts receivables and prepaid expenses	78	4	74
Cash and cash equivalents	546	20	526

Total current assets	1272	113	1159

Total assets	2391	207	2184

Equity and Liabilities
Shareholders' equity	1839	148	1691
Minority interests	4	—	4

Long-term liabilities
Long-term borrowings	31	10	21
Deferred income taxes	19	—	19
Long-term provisions	151	9	142
Other long-term liabilities	1	—	1

Total long-term liabilities	202	19	183

Current liabilities
Short-term borrowings	105	9	96
Short-term provisions	52	4	48
Trade accounts payable	49	5	44
Other current and accrued liabilities	140	22	118

Total short-term liabilities	346	40	306

Total liabilities	548	59	489

Total equity and liabilities	2391	207	2184

NOTE 36.* SUBSEQUENT EVENTS (UNAUDITED)

On May 17, 2002 the Company changed its name from Sulzer Medica Ltd. to Centerpulse Ltd.

*
The information contained in this note did not appear in the consolidated financial statements as per December 31, 2001 as approved by the annual general meeting of shareholders as of May 17, 2002.

On May 8, 2002 the MDL Settlement Agreement (see note 9 to the financial statements for the year ended December 31, 2001) received Trial Court Approval. As of July 5, 2002, the appeals period ended with no appeals being filed and the terms of the MDL Settlement Agreement became effective.

Under the terms of the MDL Settlement Agreement, Centerpulse is committed to pay USD 725 million. Of this amount, USD 425 million must be funded no later than November 4, 2002. The MDL Settlement Agreement permits the remaining USD 300 million to be funded via issuance of a convertible callable instrument (the "CCI"). The CCI would be a debt instrument to be issued by Sulzer Orthopedics Inc. and convertible into shares of Centerpulse. The CCI would be required to be issued on November 4, 2002 and must be either repaid during an 18-month period from the issue date or would be converted into shares at the end of that period. Although the MDL Settlement Agreement would permit the funding of the Settlement Trust through a combination of cash and the CCI, Centerpulse's current intention is to fund the entire USD 725 million liability with cash by November 4, 2002.

Certain assets of Centerpulse secure payment of the MDL Settlement Agreement obligation. Sulzer Orthopedics Inc. has granted the U.S. government a junior lien on substantially all of its assets in order to secure the payment obligations for medical expense reimbursement of medicare patients under the MDL Settlement Agreement. The U.S. government could force Sulzer Orthopedics Inc. to make such payments or risk foreclosure actions on those liens.

The Class members who did not "opt-out" of the settlement class are bound by the terms of the MDL Settlement Agreement and have released Centerpulse from the claims brought in the implant litigation. Consequently, no member of the class, other than those 182 Class members who opted out of the settlement (the "opt-outs"), may bring any claim against Centerpulse related to the implant litigation. Of these Class members who opted out, 47 patients implanted with an affected product remain unresolved. Of those, 3 are known to have undergone revision surgery, 36 have not undergone revision surgery and the status of 8 others is unknown. Although the MDL Settlement Agreement has limited Centerpulse's liability to the Class members in the U.S. to USD 725 million, Centerpulse has further potential liability in respect of the implant litigation outside the U.S. and additional revision surgeries in excess of certain numbers.

On September 17, 2002, Centerpulse entered into a preliminary arrangement to obtain long-term financing for the MDL Settlement Agreement (the "Financing"). Such financing is expected to include an eleven-to-two equity rights offering to existing shareholders (the "Capital Increase") of CHF 250 million and senior loans (the "Senior Credit Facility") of up to USD 635 million and is conditioned on a number of factors.

The Capital Increase is expected to provide for financing of up to CHF 250 million. Centerpulse has signed a mandate agreement and a term sheet with UBS with respect to the Capital Increase. The mandate agreement and term sheet provide that UBS Warburg (CHF 50 million) and InCentive Capital AG (CHF 200 million) should underwrite the total number of shares in the Capital Increase, under which Centerpulse would receive net proceeds of at least USD 157.5 million.

The Senior Credit Facility will provide for loans of up to USD 635 million in total and comprises two term loans: a USD 300 million (or equivalent) two-year loan and a USD 335 million (or equivalent) five-year loan. Centerpulse has entered into a commitment letter with UBS in which UBS has agreed to provide such loans, subject to certain conditions. The Company may be required, in certain circumstances, including circumstances beyond its control, to refinance all or a portion of the loans borrowed under the Senior Credit Facility on or prior to March 1, 2003, by way of an issuance of debt securities or by arrangement for additional lenders or investors to purchase interests in the loans. Completion of the Senior Credit Facility is contingent upon the successful completion of the Capital Increase pursuant to which Centerpulse must receive net proceeds of at least USD 157.5 million. Completion is also subject to a number of other conditions including material adverse changes in the condition of Centerpulse and its subsidiaries, adverse litigation matters, accuracy of information, payment of fees and expenses and satisfactory final facilities documentation. The Senior Credit Facility will be drawn down by Sulzer Orthopedics Inc., and guaranteed by Centerpulse Ltd. and certain of its material subsidiaries. The Senior Credit Facility will be collateralized by the assets of Centerpulse's principal subsidiaries and will rank senior to any other indebtedness of Centerpulse or its subsidiaries.

The Senior Credit Facility is expected to contain certain negative covenants restricting Centerpulse and its subsidiaries from certain actions, certain positive covenants that must be observed, certain financial ratios that must be maintained and also certain events of default. In the event of a change in control or a significant disposal, the Senior Credit Facility must be repaid. Excess cash flow of 50% during each fiscal year beginning with 2002 and 100% (if amounts are outstanding at such under the two-year loan or otherwise 50%) of any proceeds of new equity (other than the first CHF 255 million raised before November 4, 2002) or debt issuance must be used to pay down the facility.

In connection with the Senior Credit Facility security in certain assets will be granted by Centerpulse, Sulzer Orthopedics Inc., Centerpulse USA Holding Co., and certain other significant subsidiaries of Centerpulse. This security, given by the parties mentioned above, includes: shares in significant subsidiaries; certain intellectual property; receivables and inventories in the United States, France, Germany, the United Kingdom, Switzerland and Italy (subject to certain agreed exceptions); certain real property; insurance claims; and other certain assets (to be specified in facility documents).

As of June 30, 2002 the Group had a net working capital deficit of CHF 557 million, mainly as a result of its obligations under the Settlement Agreement.

Centerpulse is dependent on obtaining financing from the Capital Increase, as well as the Senior Credit Facility, in order to meet these obligations. If unable to complete these transactions, Centerpulse may be required to (i) seek alternative sources of funding, which it may not be able to find on acceptable terms and/or (ii) reduce or delay capital expenditures.

If Centerpulse fails to complete the Financing described above and does not succeed in its alternate plans, it may be forced to make unplanned disposals of material assets or portions of its business and may not be able to continue as a going concern.

Product liability insurance

Subsequent to the conclusion of the Settlement Agreement, Centerpulse prioritized the renewing of its product liability insurance. In April 2002, Centerpulse obtained a new liability insurance policy managed by Zurich Insurance, which provides worldwide coverage of product liability cases, subject to certain exclusions. All production sites have undergone quality analyses following the recall and market withdrawal of the affected implant.

Divestiture of certain businesses

In June 2002, the Board of Directors approved a plan to divest the Cardiovascular Division.

On August 30, 2002 Centerpulse USA Holding Co. (a wholly owned subsidiary of Centerpulse) entered into a definitive agreement to sell its Sulzer IntraTherapeutics, Inc. subsidiary to Microvena Corporation (also known as ev3, Inc.), a privately held medical device company based in Minneapolis, Minnesota for USD 95 million, subject to certain working capital adjustments. The sale of Sulzer IntraTherapeutics, Inc. is expected to close no later than November 30, 2002.

Sulzer IntraTherapeutics, Inc. employs a staff of 95 and generated sales of CHF 16 million in the first half of 2002. Sulzer IntraTherapeutics, Inc. develops, manufactures and markets medical devices for the diagnosis and treatment of peripheral vascular disease and relief of non-vascular obstructions and is based on St. Paul, Minnesota.

The sale process of Centerpulse's remaining cardiovascular businesses is proceeding according to plan and is expected to be concluded by the end of this year. However, no predictions can be made as to whether the remaining parts of the division will actually be sold and as to the proceeds that would result from such sale or sales. Centerpulse intends to use the proceeds from any such sale or sales for the repayment of debt incurred in the financing of its obligations under the Settlement Agreement.

Report of Group Auditors to the Shareholders and Board of Directors of Sulzer Medica Ltd., Winterthur

As auditors of the Group, we have audited the consolidated financial statements (balance sheets, statements of income, cash flows, shareholders' equity and the notes to the consolidated financial statements/pages 61 to 102) of Sulzer Medica Ltd. for each of the three years in the period ended December 31, 2001, which have been prepared in accordance with International Accounting Standards (IAS).

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing issued by the International Federation of Accountants (IFAC). Those standards require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sulzer Medica Ltd. and its subsidiaries at December 31, 2001 and December 31, 2000, and the results of their operations and cash flows for the three years ended December 31, 2001 in conformity with International Accounting Standards and comply with Swiss law.

Without qualifying our opinion we draw your attention in accordance with the International Standards on Auditing (ISA) to the following: as described in Note 9 to the consolidated financial statements, on March 13, 2002 Sulzer Medica has reached a tentative settlement agreement with the patients in the USA affected by defective hip and knee implants. The Group's estimate of costs directly related to this tentative settlement agreement amount to USD 873 million and is recognized in the 2001 consolidated financial statements. As a result of the uncertainties existing in connection with this pending litigation, the ultimate outcome of this matter cannot presently be determined. This emphasis of matter represents, in contrast to the ISA, a qualification in accordance with the auditing standards promulgated by the Swiss profession.

We recommended that the consolidated financial statements submitted to you be approved, in spite of the qualification described above.

PricewaterhouseCoopers Ltd.

R. Rausenberger                                St. Haag

Winterthur, April 2, 2002
except for Notes 34 and 35, as to which the date is September 24, 2002

"The Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

In addition to the historical statements contained herein, Centerpulse's Operating and Financial Review and Prospects and the Annual Report contain a number of forward-looking statements, including those regarding the Company's business strategy, projected costs and financing needs, insurance coverage, litigation risks and the plans and objectives of management regarding future operations. These statements are made only as of the date hereof, reflecting the best judgment of the Company's management based upon current information and involved known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements of the strategies and objectives to be materially different from those expressed or implied by such forward-looking statements. The factors that could cause actual performance and future actions to differ materially from the forward-looking statements include the potential financial and other effects of future mergers and acquisitions and related operational risks such as the Company's ability to successfully integrate acquired businesses and products, enter new market segments and manage the growth of such businesses; competitive factors, such as the additional loss of significant sales representatives to competitors or the acquisition of key patents by competitors that would have the effect of excluding the Company from new market segments; the timing of new product introduction; product demand and market acceptance; litigation involving intellectual property issues; domestic and foreign economic conditions; and government action, including increased regulation of the US and foreign health care systems, especially related to reimbursement of health care costs by government programs and private third-party payors. The Company undertakes no obligation to publicly update or revise any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made or that had occurred but were unknown to the Company at the time such statements were made.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CENTERPULSE LTD.
	By:	/s/ DAVID WISE David Wise Group Vice President and General Counsel, Centerpulse USA Inc.
Date: October 1, 2002

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Explanatory Note
Funding the Implant Litigation
Description of Certain Indebtedness
Centerpulse's Operating and Financial Review and Prospects
Centerpulse Ltd. (formerly Sulzer Medica Ltd.) Financial Information
Centerpulse Ltd. (formerly Sulzer Medica Ltd.)
Centerpulse Ltd. (formerly Sulzer Medica Ltd.)
Report of Group Auditors to the Shareholders and Board of Directors of Sulzer Medica Ltd., Winterthur
"The Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995
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